05012306

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Krones

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

FILE NO. 82- 3871 FISCAL YEAR 12-31-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 11/4/05



RECEIVED

2005 NOV -1 P 12:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARIS 12-31-04

KRONES AG – File No. ~~82-3821~~ 82-3871

KRONES

orders received, employees,
GROUP figures 2000 – 2004

Development of sales in € m


1,015
1,165
1,305
1,435
1,524
2000
2001
2002
2003
2004

Development of net income in € m


38
50
57
60
62
2000
2001
2002
2003
2004

Development of orders received in € m


1,104
1,190
1,309
1,441
1,554
2000
2001
2002
2003
2004

Development of employees as of 31.12.


7,989
8,365
8,494
8,690
8,897
2000
2001
2002
2003
2004

		2004	2003	2002	2001	2000
Sales	in € m	1,524	1,435	1,305	1,165	1,015
Employees	as of 31.12.	8,897	8,690	8,494	8,365	7,989
Orders received	in € m	1,554	1,441	1,309	1,190	1,104
Net income	in € m	62	60	57	50	38
Fixed assets	in € m	268	272	250	206	182
Investments	in € m	41	52	88	58	62
Depreciation	in € m	42	40	38	35	32
Cash flow	in € m	101	100	94	85	70
Shareholders' equity	in € m	483	435	409	381	338
Balance-sheet total	in € m	994	870	806	726	643
Number of shares	m	10.53	10.53	10.53	10.53	10.53
of which preference	m	—	3.57	3.57	3.57	3.57
of which ordinary	m	10.53	6.96	6.96	6.96	6.96
Sales per share	€	144.74	136.28	123.91	110.66	96.35
Net income per share	€	5.87	5.74	5.44	4.78	3.61
Cash flow per share	€	9.60	9.50	8.97	8.09	6.67
Equity capital per share	€	45.83	41.31	38.82	36.18	32.14
End-of-year price (preference share)	€	—	62.30	43.50	55.10	28.50
End-of-year price (ordinary share)	€	86.53	63.00	39.87	46.50	32.00
Dividend per preference share	€	—	1.20	1.10	1.00	0.77
Dividend per ordinary share	€	1.30*	1.10	1.00	0.90	0.66

* Acc. to proposed appropriation of profits

GROUP statistics at a glance 2000 – 2004

		2004	2003	2002	2001	2000
Sales						
Sales revenues	in € m	1,524	1,435	1,305	1,165	1,015
domestic	in € m	282	287	306	289	244
abroad	in € m	1,242	1,148	999	876	771
Percentage exports	in %	82	80	77	75	76
Profits						
Profit from ordinary business activities	in € m	96	111	102	93	68
Net income (after tax)	in € m	62	60	57	50	38
Net income per share	in €	5.87	5.74	5.44	4.78	3.61
Assets and capital structure						
Fixed assets	in € m	268	272	250	206	182
Current assets	in € m	726	598	556	520	461
of which liquid assets	in € m	75	56	36	62	66
Shareholders' equity	in € m	483	435	409	381	338
Provisions	in € m	332	277	271	230	186
Liabilities	in € m	179	157	126	115	119
Balance-sheet total	in € m	994	870	806	726	643
Cash flow/investments						
Cash flow	in € m	101	100	94	85	70
Investments	in € m	41	52	88	58	62
Depreciation	in € m	42	40	38	35	32
Net financial position (liquid funds less financial liabilities)	in € m	74	50	35	60	63
Key indices/key profitability figures						
Return on sales after tax	in %	4.1	4.2	4.4	4.3	3.8
EBIT/margin	in %	6.2	7.3	7.6	7.4	6.0
Return on investment after tax	in %	12.8	13.9	14.0	13.2	11.3
ROCE	in %	18.7	22.5	22.8	21.6	16.0
Employees (on 31.12.)		8,897	8,690	8,494	8,365	7,989
domestic		7,345	7,258	7,322	6,991	6,585
abroad		1,552	1,432	1,172	1,374	1,404
Dividend distribution						
Dividend per ordinary share	in €	1.30 *	1.10	1.00	0.90	0.66
Dividend per preference share	in €	—	1.20	1.10	1.00	0.77

* Acc. to proposed appropriation of profits

KRONES AG and GROUP annual report 2004



Beer in plastic bottles? Even though this may have been inconceivable just a few years ago, now the global market share of beer in PET bottles is already expected to rise to 15 % in the next five years. Incidentally, the first lines in Germany which were built to fill beer in PET bottles were supplied by KRONES. Our response to an increasing global demand for these filling systems comes in the form of our Contiform for PET bottle manufacture, supplied as a BLOC arrangement with a filler.

To our shareholders

In what's meanwhile almost become a habit, KRONES' business figures for 2004 are once again up on the preceding year's equivalents. We plan for this to continue during 2005. An investment in this successful model brought stockholders handsome value growth, with the share price rising by 37 per cent over the course of the year.

Dear shareholders and friends of the company,



»We are remaining true to the factors that have brought us our success – stringent market-responsiveness, technological leadership, process mastery and streamlined productivity.«

Volker Kronseder
Executive Chairman

You can always rely on KRONES. We finished the last business year with improved figures, for what is meanwhile the fifth time in succession. Sales were up by 6.2 % at € 1.52 bn, reaffirming KRONES' leading position worldwide as a single-source vendor for beverage bottling/canning lines and packaging machinery.

The demand for packaging solutions shows no signs of slackening. Sales of complete production systems are meanwhile accounting for 70 % of our turnover. Increasingly our clients are asking for complete system packages rather than single machines. This is where KRONES' strength definitely lies. It's here that we stand out from our competitors, and thus enhance our corporate growth potential.

2004 continued to see the majority of our orders originate from the beverage segment, this time with a slight weighting towards beer. For some years now, however, it has increasingly been companies from the food industry (and more recently dairy firms in particular), plus the chemical, pharmaceutical and cosmetic sectors, that have come to appreciate our equipment and our services. This has been reflected by a gratifying increase in order bookings. Orders on hand have reached a new high too, auguring well for further growth.

Our stock converted into ordinary shares last year profited from this propitious outlook. Up by 37 %, the KRONES stock ranked among the year's high-performers. As stockholders, you too are going to share in this success, with another increased dividend.

When I report another high for KRONES in terms of profits after taxes, a new record at € 61.8 m, I feel I should also mention a few of the adverse factors that affect our earnings. Following what were sometimes overproportional growth rates recently, in the past business year KRONES had to be satisfied with a comparatively low increase of 2.3 %. This is one of the main things we are aiming to alter in 2005 – with what will then once again be an overproportional profit.

KRONES' had in recent years been rewarded for its multifaceted efforts with entrepreneurial success. We are already targeting KRONES' long-term future, by first taking a brief look back. We had refocused our strategies, done our homework properly, optimised all our intra-company procedures, achieved technological leadership, and seized the opportunities on offer.

Last year, our business became significantly more arduous. Intensifying competition worldwide has put us under fiercer pressure than ever before. The global market is an unforgiving taskmaster. Even though we have determinedly refrained from accepting orders at any price, we've nonetheless had to grant substantial discounts, pressed hard by our European competitors, who thanks to the financial clout of their parent companies can permit themselves deficits that sometimes persist for years at a time. An end to these price wars is not as yet in sight. In addition, our business has been rendered no easier by the strong euro and the weak dollar.

We shall also have to come to terms with high steel prices, which have soared due to the economic upsurge in China and India last year. On the one hand, KRONES profits from the macro-economic upturn in Asia and indeed is supporting this thrust with our new spares manufacturing operation in China. On the other hand, we have seen the prices for steel and the alloy surcharges for stainless steel almost double in some cases, entailing new cost burdens, only part of which we were able to offset by additional economy measures.

When we look eastwards, moreover, we can discern initial signs of new competitors emerging, destined to cross our path in the years ahead. Our technological lead in terms of production engineering will shrink, the skills of the people in these new competitor markets will continue to improve, as the macro-economic situational conditions already have done, and the cost advantages enjoyed by these nations will persist for a long time to come.

These prospects spur us on to new and greater efforts. We are remaining true to the factors that have brought us our success – stringent market-responsiveness, technological leadership, process mastery and streamlined productivity. We've taken a first step with our »Employment – Success – Future« pact concluded between the management and our people here at KRONES, designed to provide us with a new degree of flexibility in our production operation, and improve our corporate cost structure. After all, we intend to remain a role model for sustained success.

Yours sincerely,

Volker Kronseder
Chairman of the Executive Board

The Executive Board



*Volker Kronseder *1953*
Executive Chairman
Personnel Management and Social Affairs

Volker Kronseder took on the position of Chairman of the KRONES AG Executive Board in 1996. He is an industrial engineer and has been an Executive Board member since 1989.

*Hans-Jürgen Thaus *1949*
Deputy Executive Chairman
Finance and Accounting, Controlling
Information Management, Process Management

Mr. Thaus is a graduate in business administration and a business data processing specialist. He has been the Deputy Executive Chairman of KRONES AG since 1997.







*Rainulf Diepold *1955*
Member of the Executive Board
Sales and Marketing

Mr. Diepold is a graduate economist who, following his degree studies, started training at KRONES AG in 1983 as a sales engineer. He has been a member of the Executive Board since 1996.

*Werner Frischholz *1951*
Member of the Executive Board
Materials Management, Assembly, Manufacturing, After-Sales Service and Quality Assurance

Mr. Frischholz is a graduate in business administration and headed the KRONES factory in Nittenau between 1974 and 1997. From 1997 to 2002, he was the Divisional Manager for Materials and Process Management. He has been a member of the Executive Board since 2004.

*Christoph Klenk *1963*
Member of the Executive Board
Research and Development, Engineering and Product Divisions

Mr. Klenk is a mechanical engineer who joined KRONES in 1994. He was, among other things, sales regional manager for the Asian and Pacific region and has been a member of the Executive Board since 2004.


BRESCIA
BRESCIA







1st Quarter

The »Centrale del Latte« dairy in the Italian town of Brescia celebrated its achievement of a global first. For this is the first dairy in the world ever to venture to fill long-life milk in PET containers. The aseptic filling technology was supplied by KRONES in the form of a compact PET-Asept line. The 1.0 and 0.5 litre PET containers are produced by one of our most modern stretch blow-moulders, the *Contiform S*.

Every year, the Serbian brewery Rodic M & B-Co multiplies its capacity. Just back in 2002 and 2003, KRONES and STEINECKER had joined forces to expand the new brewery to operate at an output of 1.2 million hectolitres per year. In setting the first pillars for the new brewery building, we have taken the next step towards constructing another line designed to handle 2.5 million hectolitres per year.

2nd Quarter

In the competition to find the »Strategist of the Year« KRONES took fourth place among the 100 companies quoted on the German stock market. This prize was awarded for the first time ever by the GERMAN FINANCIAL TIMES, in collaboration with Bain&Company Corporate Consultants and the Graduate School of Management, which honoured a total of eight companies for their successful and exemplary strategies.

In Taicang, situated 60 km from Shanghai, there is now a new service centre for the Asian-Pacific region in the form of KRONES MACHINERY (TAICANG) CO. LTD. Spare, wear and handling parts frequently needed for the Chinese market will be now manufactured here in the future so that delivery times can be shortened. At the same time, logistics for spare and wear parts will be concentrated in Shanghai. A new training centre aimed at educating KRONES machine operators rounds off the range of services provided by the new subsidiary.



3rd Quarter

On 2nd August, the foundations were laid for the new Beer Thai brewery in Kamphaeng Phet, north of Bangkok. With the expansion of the existing brewery to handle an additional capacity of 5.5 million hectolitres, KRONES was awarded the largest contract in its company history. In addition to the building and project planning, this project sees our IT service provider SYSKRON automate the entire production process, our brewery supplier STEINECKER supply the production plants and we at KRONES apply our well-proven technology in the construction of our filling lines.


KR

KRONES machines and lines were greeted with tremendous interest at the »China Brew and Beverage« in Bejing, Asia's greatest trade exhibition for brewery and beverage equipment which housed just under 500 producers and suppliers from the industry. More than 120 of our customers took part in our seminar. Since March, the Chinese filling and packaging industry can now look up comprehensive information about our products and solutions in their native language by visiting the KRONES website.


KRONES

4th Quarter

With the spiral-shaped *Accutower*, KRONES has developed a dynamic buffer system which has no back-up pressure and which is capable of gently storing glass bottles, PET bottles or cans, cartons or shrink trays. The fully-automatic operation is only applied when absolutely necessary. If all of the machines in a filling line are operating normally, the containers pass through Accutower along the shortest possible path. However, if a malfunction occurs, the system is opened and an appropriate buffer area is formed.


Technology
KRONES

The most important European trade exhibition for the manufacturers of beer and non-alcoholic beverages, the »Brau Beviale« in Nuremberg, opened its doors this year to all related industries. In addition to visitors from breweries, soft drink producers, mineral water and fruit juice manufacturers, we also greeted representatives from wineries, distilleries and, most recently, from dairies.



The research facilities in our new filling and processing laboratories allow KRONES to test out new methods for the process treatment of beverages and other liquid products, and try out a variety of filling methods under live production conditions. In the laboratory, complete fillers are on hand to perform all current filling procedures in collaboration with the machines normally found both up and downstream.

Our company targets

KRONES is active in the packaging machine sector. We are the global leader in this market and will use all of our strengths to hold on to and extend this position.

We have presented ourselves with the task of always providing our customers with high-quality products incorporating the latest technology. It is our goal to be the technical leader by international standards in each of our product divisions.

We generate our company's success by actively including of all of our employees. In doing so, we systematically master costs and procedures in all areas, thus securing the necessary growth and, in turn, the company profit. In the long term, we are a reliable partner for all of our customers.

If we are to put this into practice with success, then we must ask our employees to be prepared to experience continual change and to have the courage to try something new.





KRONES has its roots in the manufacture of labellers. These are the machines which helped us reach our coming of age. Thanks to our decades-long experience in labeller development, we can now list special labelling applications as being among our strengths. With our innovative modular labelling systems concept, we can now accommodate the special demands placed by the bottling plants of today for a supreme labelling flexibility in all output ranges.



New work flexibility

The company and our employees have made a pact for the future: a corporate agreement which provides KRONES employees with a guarantee that their jobs are safe, which commits the company to extensive site investments, puts a working hours scheme into practice, and thus makes a crucial contribution to a reduction in labour costs and a new work flexibility.

Our employees are our success



»We must step up our flexibility in anticipation of what the future will bring before outside pressures force us to do just that.«

Hans-Jürgen Thaus
Deputy Executive Chairman

In everything we do to achieve customer satisfaction, promote our company's productivity and our competitive standing, we have never lost sight of what is the pivotal reason for our success – our employees. The photographs in this Annual Report, which show the men and women who make up our company, pay homage to all of our employees.

Their ability to react to a multitude of changes with flexibility, something which they have increasingly proven to us over many years, is what determines KRONES' corporate success. Our employees work hand in hand with continuous change and primarily it is they themselves who shape its direction. For there is one thing that they fully understand: only if KRONES grows continuously and with success can we ensure that the company will be sustainable in the future – thus securing our jobs and our production site. This is something which our employees have long comprehended. They understand this economic background, are aware of the company strategies and can relate to its targets, qualities which are conducive to the creation of a positive environment.

Development of sales and net income of the KRONES GROUP in € m


1995
7
807
1996
14
834
1997
18
868
1998
26
921
1999
25
908
2000
38
1,015
2001
50
1,165
2002
57
1,305
2003
60
1,435
2004
62
1,524
Net income in € m
KRONES GROUP sales in € m

Taking precautions during times of plenty

Anyone who followed KRONES' economic development over the last five years may have got the impression that our machines and lines practically sell themselves. It is true that KRONES has built up a strong position amongst its international competitors. However, we must take special care not to put all of our previous achievements at risk. Our customers are prepared to pay more for innovative technology and better quality – but will not pay just any price.

The situation is paradoxical. As a heavily export-oriented company, we have published new record sales and profit figures every year for the last few years. However, we must still draw attention to the fact that our competitive standing is at risk. Past successes provide no guarantee for the future. Economic success in particular must be repeatedly built from scratch. This is why the belief that KRONES is making good money is essentially off the mark as it only reflects the current situation. More importantly, we should ask ourselves the question: when times are good, can we play a part in, our can we, ourselves, work towards establishing a regulation which would secure our market position, and therefore also secure our jobs?

The Issue of domestic production sites

Germany's business environment has steadily declined in the last few years. This development cannot just pass a sound company like KRONES by without leaving its mark – even though we had already made good adjustments to deal with the changed situation. Price wars with our competitors, high pricing pressure and, not least, a strong increase in the price of raw materials all place an increasing burden on our revenue. As a precautionary measure, we had already taken measures during the early stages and optimised all of our company sectors to secure our employment and production capacity. We invested a great deal in the continual improvement of our development processes so that our market position could be maintained. However, a great deal more flexibility was needed when it came to employee working hours.

The current issue of working hours, labour costs and production sites in Germany (KRONES has had a strong attachment to its domestic sites for more than five decades now), discussed in many companies, was also discussed at KRONES. The outcome was by all means open. We did not dismiss the idea of moving production to outside of Germany, in the same way as we did not dismiss a solution – one which we always favoured – involving longer and more flexible working hours. Both the company and our employees had always strived to find an amicable solution so that we could hold on to our competitive standing and once gain boost investments in our domestic sites in the future.

With the »future pact«, KRONES is acquiring a higher degree of flexibility, safeguarding production sites and strengthening its competitive standing.

More flexibility

At the end of November of the last year of trading, we succeeded in putting together an unbureaucratic agreement, one which suited the individual needs of both the company and our employees. With this pact, KRONES is ensuring that all jobs and production sites are secured until the year 2010, is boosting the number of trainees, and investing almost € 110 m in the expansion of our domestic production facilities. In response, our employees must accept a flexible working hour regulation.

With this pact, which came into force on 1st January 2005, both the company and employees have once again clearly underlined their belief that our first-class employee training, a readiness to work and employee expertise will continue to form the basis for KRONES' success in the future. This way, we have succeeded in enhancing our flexibility and thus taking precautions to ensure that KRONES can hold on to its market position and remain competitive over the next few years.





The KRONES Volumetic VODM has been designed to handle one of the most sensitive beverages – still water. In the model for PET bottles, 92 % of which are filled with still water, the newly-developed filler has an optimum design from a microbiological viewpoint. It is equipped with a closed cleaning circuit, operates without physical contact between the bottle neck and the filling valve and is the perfect choice for forming a BLOC arrangement with the Contiform blow-moulder.

About the KRONES share

At the end of 2004, the KRONES stock had reached a new high for the year: over the preceding twelve months, our share price had risen by more than 37 per cent, appreciating to over 86 euros. The KRONES stock, an increasingly popular option for institutional investors since the preference and ordinary shares were merged, has thus consolidated its reputation as a dependable investment.



»The merger of our two previous stock classes has led to significantly keener interest on the financial market in KRONES' shares. An increasing number of discussions with analysts provides plenty of corroborative evidence for this statement.«

Hermann Graf Castell
Head of Corporate Communications

2004 on the stock market

The past year on the stock markets did not quite live up to expectations. The USA's Dow Jones rose by 3.1% over the year and the Japanese Nikkei index improved by 7.6%. In Europe, the stock markets were in an unprecedentedly good mood over the last days of the old year. The STOXX 50, the index for European gilt-edged stocks, rose by 4.3% over the year, and the Euro STOXX 50, subsuming Europe's most important shares, was up by 6.9%.

The German stock market, too, had succeeded in breaking out of its sideways trend by the end of the year. On the penultimate day of trading, the German reference index DAX peaked for the year at 4272 points – its highest in the last thirty months. The 30 premier German stocks grouped together in the DAX thus achieved a growth rate of 7.3% since the year's beginning, after some intervening dips. The midcap index MDAX performed significantly better than Germany's front-ranking stock market barometer, with a rise of 20.3% and the SDAX index for second-line stocks was up by 21.6%. The TECDAX technology index, by contrast, was down by 3.9% over the year.

The secret star on the German stock market was once again the MDAX. The 50 mid-cap companies covered by this index had over the past four years, too, always performed significantly better than the reference stocks in the DAX. Despite the above-average growth on the MDAX, the fluctuation margin of the share prices in this period was perceptibly smaller than on the DAX itself. Investors in MDAX stocks consequently enjoyed a higher return for a lower level of risk.

»The home of the silent stars«
FRANKFURTER ALLGEMEINE ZEITUNG on 26th November 2004, commenting on the MDAX.
»For a long time, the MDAX was regarded as sound, but boring. That's changed now the prices are higher.«
FRANKFURTER ALLGEMEINE ZEITUNG on 2nd March 2004

DAX versus MDAX 2004


116.51
99.88
120.0 %
115.5 %
112.5 %
110.5 %
107.5 %
105.0 %
102.5 %
100.0 %
97.5 %
95.0 %
92.5 %
90.0 %
Jan.
Feb.
March
Apr.
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
MDAX
DAX

While the index had already climbed to a new record high of 5,147 points in October, and on the year's last day of trading reached an all-time high of 5,375 points, the KRONES stock, meanwhile composed entirely of ordinary shares following the conversion initiative of July 2004 (see Page 25), also reached new record levels: with a price of € 86.53 at the close of trading, the KRONES stock finished 37.4 % up on 2004's first listing of € 63.00. At earnings per share of € 5.87 (2003: 5.74 €), the price-earnings ratio (PER) is 14.74.

»The thirst for records has not nearly been quenched.«
BÖRSE ONLINE, 28/2004

Viewed over a period of five years, the price of the KRONES stock has thus risen by almost 300 % from the January 2000 baseline of € 27.30.

The KRONES stock from 2000 to 2004


€ 86.53
€ 27.30
200.0%
175.0%
150.0%
125.0%
100.0%
75.0%
50.0%
25.0%
0.0%
-25.0%
-50.0%
2000
2001
2002
2003
2004
MDAX
KRONES shares (high/low)

Highs and lows
Ordinary share:

2004:	*86.53*	*60.50*
2003:	*63.00*	*37.50*
2002:	*59.00*	*37.50*
2001:	*46.50*	*31.01*

At the beginning of 2004, while it was still being traded as preference and ordinary shares, the KRONES stock got off to a rousing start: kicking off at € 63.00 on the first day of trading, it had already reached € 78.37 by 31st March. Profit-taking pushed the shares down below € 70 in May, but by 30th June they had again reached a new high for the year at € 85.00. Afterwards the shares edged downwards. Following the resolution approved at the AGM to merge the two share categories, the price dropped to € 72 by August, before approaching the 80-euro mark once more in September and October; following another low of € 72.20 in early November, they started to soar again.

End-of-year prices for the KRONES stock


2000
€ 28.50
€ 32.00
2001
€ 46.50
€ 55.10
2002
€ 39.87
€ 43.50
2003
€ 62.30
€ 63.00
2004
€ 86.53
KRONES ordinary shares
KRONES preference shares

Key data for the KRONES shares

Ordinary shares	10,531,024
Security Identification number	WKN 633500
ISIN	DE0006335003
Abbreviation	KRN

KRONES' shares are traded on the stock exchanges in Frankfurt, Munich (official market), Berlin, Düsseldorf, Hamburg, Hanover and Stuttgart (over-the-counter market).

With a capital gain of 37.4 %, the KRONES stock performed much better during the course of the year than the MDAX which rose by 20.3 %.

Key figures per share

		2004	2003	2002
Number of shares	(million)	10.53	10.53	10.53
of which preference	(million)	–	3.57	3.57
of which ordinary	(million)	10.53	6.96	6.96
Sales per share	€	144.74	136.28	123.91
Net income per share	€	5.87	5.74	5.44
Cash flow per share	€	9.60	9.50	8.97
Equity capital per share	€	45.83	41.31	38.82
High (preference share)	€	*	63.50	67.49
Low (preference share)	€	*	38.50	41.53
High (ordinary share)	€	86.53	63.00	59.00
Low (ordinary share)	€	60.50	37.50	37.50
End-of-year price (preference share)	€	*	62.30	43.50
End-of-year price (ordinary share)	€	86.53	63.00	39.87
Dividend per preference share	€	*	1.20	1.10
Dividend per ordinary share	€	1.30**	1.10	1.00

* Non-applicable as the two share categories have been merged ** as per proposed appropriation of profits

How the KRONES stock performed compared to the MDAX in 2004


€ 86.53
€ 60.50
40 %
35 %
30 %
25 %
20 %
15 %
10 %
5 %
0 %
-5 %
Jan.
Feb.
March
Apr.
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
KRONES shares
MDAX

Earnings per share


2000
3.61 €
2001
4.78 €
2002
5.44 €
2003
5.74 €
2004
5.87 €

Earnings per share improved by 2.3 % to reach € 5.87 (previous year: € 5.74).

Analysts opt for KRONES

»We continue to see KRONES as one of the soundest, most attractive investments in the mechanical engineering sector«, write the analysts at HVB EQUITY RESEARCH in their study. Their counterparts at SAL. OPPENHEIM see KRONES as »still on course for further growth, given the globally expanding consumption of packaged beverages and the continuing trend towards PET packaging«. And that is not all: »KRONES' strategy prioritises innovative vigour and a reinforced product portfolio. These two factors help it to stand out from its competitors, with concomitantly enhanced growth potential.« They see a »significant upward potential« for the KRONES stock, and quantify the »fair value« at 102 euros.

»With a return on equity of more than four per cent, KRONES ranks among the most profitable machinery producers.«
BÖRSE ONLINE 28/2004

For CITIGROUP, an investment in KRONES opens up »exposure to a technologically leading German engineering company with an excellent track record; growth potential of PET; and growth potential in emerging markets«. And for the analysts at COMMERZBANK, KRONES is »a winner in a consolidating market«, thanks to »its innovative capabilities, its ›one-stop-shop‹ status and the unsettled situation of its major competitor SIDEL«. Their verdict reads: »Whatever the future holds, KRONES is likely to be there.«

Research reports on KRONES have been published, for instance, by HVB EQUITY RESEARCH (23rd July 2004), SAL. OPPENHEIM (5th October 2004), UBS INVESTMENT RESEARCH (12th November 2004), Citigroup Smith Barney (10th March 2004), COMMERZBANK (28th May 2004) and BANKHAUS LAMPE.

Increased dividend

To enable our shareholders, and particularly those who owned our preference shares, to participate in KRONES' rising profits and the higher earnings of € 5.87 per share, we shall propose to KRONES' AGM on 22nd June 2005 an increased dividend of € 1.30 per ordinary share. For 2003, the payouts had been € 1.20 per preference share and € 1.10 per ordinary share.

The seventh dividend increase in a row corresponds to a rise of almost 15 % in the total dividend payout. Since 1999, dividend upsizing has grown by an average of 19 % per annum.

Dividend per preference share in €


2000
€ 0.77
2001
€ 1.00
2002
€ 1.10
2003
€ 1.20

Dividends rose for what is now the seventh time in a row. The dividend distribution per stock has risen to € 1.30. Last year, € 1.10 was distributed per ordinary share and € 1.20 per preference share.

Dividend per ordinary share in €


2000
€ 0.66
2001
€ 0.90
2002
€ 1.00
2003
€ 1.10
2004*
€ 1.30

* as per proposed appropriation of profits

AGM approves stock conversion plan

In order to enhance the attractions of the KRONES stock for institutional investors, particularly those from abroad, the Executive and Supervisory Boards of KRONES AG decided on 24th March 2004 to ask the AGM to approve a conversion of the non-voting preference shares, which accounted for 34 % of the total stock, into voting ordinary shares. KRONES had already taken a first step onto the capital market back in 1998, when 30 % of the preference shares, the only ones listed at the time, were converted into ordinary stock. Since then, both share categories had been traded on the stock exchange.

At the AGM in Neutraubling on 23rd June 2004, the shareholders of KRONES AG approved the 1-to-1 stock conversion by a majority of 99.9%. Following the partial conversion six years ago, all preference shares (whose owners enjoyed a higher dividend, but no voting rights at the AGM) were automatically converted into voting ordinary shares with effect from 22nd July 2004. The preference shares were no longer listed on the stock exchanges as from the end of trading on 21st July 2004, after which the depositary banks booked one ordinary share for each preference share into the stockholders' securities accounts. Conversion of their deposit holdings was free of charge for our shareholders.

By converting its preference shares into ordinary shares, KRONES has lastingly enhanced its weighting in the German MDAX index. The larger number of freely traded shares created by this conversion initiative has increased the company's market capitalisation, and thus the GROUP's liquidity, earning it more attention from the financial market and its analysts.

»We see this as a definitely fruitful initiative, since it strengthens market acceptance of the KRONES shares, improves the stock's liquidity, and increases its weighting in the MDAX.«
HVB EQUITY RESEARCH

New shareholder structure following stock conversion

The stock conversion has meant changes in the shareholder structure as well. KRONES AG has issued a total of 10,531,024 shares. Now that the two share categories have been merged, 46% of the ordinary shares (4,838,479) are free-float stock. The voting rights held by the Kronseder family correspond to an equity interest of 54% (5,692,545).

Shareholder structure in 2004


The Kronseder family
54%
Free-float 46%
Ordinary shares
Free-float 9%
The Kronseder family's
ordinary shares 57%
Preference shares 34%
(Free-float 100%)

2004 following stock conversion

2004 before the stock conversion

The family is good for the company

Stocks from family businesses are a much sought-after investment on the stock market. The popularity has, among other things, to do with the fact that family business strategies are directed towards the long term and that they economise better than companies headed solely by managers.

Family-ownership is no longer perceived as a disadvantage by investors. This is the conclusion reached in a study conducted by HYPO-VEREINSBANK: investors realise that they have a smaller say in corporate policy-making, but they also see that the stocks of family-managed companies tend to outperform their rivals. The study reveals that Germany's 50 biggest family-managed companies have done significantly better since 1990 than the large conglomerates listed on the DAX.

The reasons cited for this greater success are that the corporate strategies at family firms possess a longer-term focus, and are more suited to surviving lean periods. Family-managed stock corporations perform better than companies whose founding families have withdrawn from active management. These companies are more rigorously managed, they react more promptly, and are more prudent when it comes to risking their money. The family's goal of increasing its personal assets is fundamentally congruent with the company's goal of increasing its profitability.

Family firms are much in demand on the stock market. Which is presumably why the German Stock Exchange has developed the »German Entrepreneur Index«, or GEX for short, a share index for family firms launched in January 2005, that subsumes 117 listed family firms from Germany. In accordance with the market value of the freely traded stock, KRONES is weighted at 4.0% in this index.

Designation of the shareholder concerned	Total voting shares	Of which allocable under § 22 Para. 2 of the German Securities Trading Act (indirect voting shares)
Volker Kronseder, Germany		43.92%
Harald Kronseder, USA		43.92%
Norman Kronseder, Germany	54.04%	43.85%
Gunther Kronseder, Germany		49.82%
Beteiligungsgesellschaft Kronseder mbH, Germany		34.85%
Kronseder Holding GmbH, Germany		53.84%

KRONES is a »strategist of the year«

»Firmly on course through some critical years« is how the Financial Times Germany of 10th September 2004 sees a mere eight German companies, which reached the shortlist from 100 listed companies investigated – among them in fourth place: KRONES AG. Its new »Strategist of the Year« prize, launched in conjunction with the management consultants BAIN&COMPANY and the Graduate School of Management (WHU), constitutes a first-time accolade for far-sighted managers who in the past three years have translated an exemplary strategy into successful performance.

»There are not many companies in Germany that can rival KRONES in terms of earnings and assets. So the focus here should be on long-term prospects and not on short-term fluctuations.«
NEBENWERTE-JOURNAL, December 2004

Success is measured in hard figures. In order to single out the companies with the best-conceived strategies, the pundits analysed four criteria: growth in sales and workforce, return on equity and what is called the excess return, which is calculated from the increase in the share price, including the dividend, minus the cost of equity. In order to qualify for nomination, absolute thresholds had first to be reached; in a second step, the experts conducted a rigorous qualitative analysis of the corporate strategies involved.

Investor relations

Investor relations are a vital part of our full-disclosure information policy, designed to boost shareholders' confidence in KRONES and win new investor groupings for us. We are also committed to a continual dialogue with investors and financial analysts. The regular research reports from analysts at investment banks in Germany and abroad evidence the keen interest in our company displayed by institutional investors. At road-shows, events for analysts and press conferences, together with our regularly published quarterly and annual reports, we provide a detailed overview of the KRONES GROUP's business situation and corporate strategy.

All these measures are aimed at providing investors, analysts and the financial press with a continual flow of fast, updated information on what's happening at KRONES, thus upgrading our acceptance levels on the capital market and further enhancing shareholder value, a market-driven approach responsively geared to our stockholders' interests.

Under www.krones.com, the website for KRONES and its subsidiaries, you will find detailed information on the GROUP and its products, plus the latest data on the KRONES stock. You can see the current prices for the ordinary shares, and track how the stock price is performing in the Chart Analyser. You can download our annual and quarterly reports as PDF files.





In the PET bottle manufacturing sector, KRONES is up among the technological leaders. In Germany, we are in fact the market leader. We have been developing procedures for PET bottle manufacture since 1997 and, since then, have developed one new and improved model of our Contiform stretch blow-moulder every year. A prominent example is our Contiform SK 40 which is the only blow moulder on the market to manufacture 60,000 PET bottles per hour.



Status report – economic environment

A global economy which boosted German engineering exports, but which was accompanied by a continual slackness in domestic demand, a vigorous increase in the price of raw materials, and persistent pricing pressure all marked the 2004 year of trading. In this economically-trying environment, it was KRONES' task to defend its position as the global market leader for beverage filling lines and packaging machinery.

Global economic growth

In 2004, the global economy witnessed a level of prosperity unseen for the last 28 years, and this despite a drop in momentum. The economic vitality observed in China and the USA in particular contributed to a 5% growth in the global economy. In Europe, the economic development experienced powerful growth during the first half of 2004, a growth which then significantly weakened during the second half of the year. Weak domestic demand dampened any economic recovery. Supported by the strong global economy, the German economy initially embarked on a reserved upward climb during the course of last year before relapsing into stagnation during its second half and then even experiencing another spurt of growth at the end of the year. The gross domestic product eventually grew by 1.6%. Thus, economic growth was significantly higher than in previous years. Even so, the Federal Republic had never seen such a long stagnation phase in its entire history.

Development of the gross domestic product in % (USA v. China)


2001
0.8
7.5
2002
1.9
8.3
2003
3.1
9.1
2004
4.4
9.2
2005
3.0*
8.2*

USA China * Prognosis

Source: EU commission

Development of the gross domestic product in % (Germany v. European Union)


2001
0.8
1.8
2002
0.1
1.1
2003
–0.1
1.0
2004
1.6
2.5
2005
1.0*
2.4*

Germany European Union * Prognosis

Source: EU commission

German economy lacks impetus

»On a horizontal path of growth«
FRANKFURTER ALLGEMEINE ZEITUNG 10th August 2004 issue

»There is still a degree of economic activity, but the vitality of past uptrends is lacking.«
Hans-Werner Sinn, Ifo President

The fundamental problem with the German economy continues to be its dependence on export and structural weaknesses in its domestic economy. Thanks to a strong global economy, German exports increased by 10.1% in 2004 to € 731 bn. The boom bestowed Germany with the highest balance of trade surplus at € 155.6 bn and kick-started production. However, growth was restricted by weak domestic demand. The German consumer's propensity to buy grew in real terms by a meagre 0.4%, state investments dropped by 4.6%, and German businesses copied this by lowering their investments in equipment for what is now the fourth year in a row. The German economy lacks impetus. Successes in export have yet to lead to the creation of a feeling of commercial optimism. The inconsistent path of reform currently favoured in politics means that there is no drive to cut back on state spending and the tax burden. This weakens any readiness to invest in Germany and makes the economy even more vulnerable to increasing raw material, natural oil prices, and high euro exchange rates.

Engineering industry benefits from export demand

The German Engineering Industry Federation (VDMA) registered record production and sales figures for 2004. While orders from abroad rose by 14 %, the increase in domestic orders was, at 3 %, significantly lower. In real terms, there was a 5.2 % growth in production, compared to a 1% drop in the two previous years and an approximately 3 % drop in 2002 – even if there were variations in how the business situation was presented within the more than 30 different professional branches.

»The entire engineering segment is perhaps the best example for proving that, even in Germany, good performance is still worthwhile.«
FRANKFURTER ALLGEMEINE ZEITUNG 20th October 2004 issue

With sales amounting to € 140 bn, the largest German industry was able to retain the lead on the global market. Small businesses were often too quick to rely on the successful export of their machines. The momentum enjoyed by the Asian market and American economic activity in particular ensured a high level of demand for capital goods, with the number of orders coming from the European countries rising steadily. Here, the accumulated need for investments is particularly noticeable. In contrast, the traditionally export-oriented engineering industry received practically no impetus from Germany.

Global increase in demand for packaging machines

The global market volume for packaging machines currently amounts to around € 21.8 bn per year. The most important market for the packaging industry is North America (USA, Canada, Mexico) with € 6.1 bn per year, which corresponds to 28 % of the total global demand for packaging systems. The Japanese and Chinese markets are currently in second place with an accumulated annual demand valued at € 5.7 bn or 26 % of the total demand. 23 % of the market value is apportionable to the countries of Western Europe. The remaining market volume is distributed between the Eastern European states, Latin America, Africa and the Middle East which together make up 12 %, and the countries in the Asian and Pacific region (excluding Japan and China) with 11%.

Global demand for packaging machines: € 21.8 bn


North America
€ 6.1 bn (28 %)
Asia/Pacific
€ 2.4 bn (11 %)
Eastern Europe, Latin America, Africa, Middle East
€ 2.6 bn (12 %)
Western Europe
€ 5.0 bn (23 %)
Japan/China
€ 5.7 bn (26 %)

Global beverage consumption in billion litres (packaged beverages)


Soft drinks 191.0
Alcoholic beverages 188.1
Liquid dairy 133.7
Water 129.3
Juice, fruit-juice drinks 59.7
New drinks 38.0

2007: 739.8 bn litres (prognosis)


Soft drinks 180.0
Alcoholic beverages 177.2
Liquid dairy 118.2
Water 100.5
Juice, fruit-juice drinks 51.5
New drinks 29.3

2003: 656.7 bn litres

»Machine manufacturers bring hope to what is largely a dull economic landscape.«
WERTPAPIER MAGAZINE 18/2004

The annual rate of increase in the demand for packaging machines is 3 %, however, the rates of growth differ greatly depending on the region. Whereas the »mature« markets in North America and Western Europe can only register a low level of growth below 3 %, the greatest thrust of economic growth is in the Asian region, headed by China, which is expected to have an average annual increase of 8.8 % until the year 2010. The other Asian countries anticipate growth rates of 4.5 %. The sales volume in Germany will, on the other hand, more than likely stagnate at 1.3 %.

Beverage packaging machines

Total market for the packaging machine industry per sector in 2004: € 21.8 bn


Food
€ 8.95 bn
41%
Beverages
€ 4.80 bn
22%
Pharmaceutical, chemical, cosmetic
€ 4.15 bn
19%
Others
€ 3.90 bn
18%

Filling lines and packaging machines for the beverage industry, which constitute KRONES' main business, account for approximately 22 % of the entire volume of packaging machines. The main market share, at approximately 41%, belongs to the food industry with a further 19 % being taken up by packaging machines used for processing pharmaceutical, cosmetic and chemical products. With a 74 % share of turnover, the beverage industry is the most significant market for KRONES. Breweries, soft drinks manufacturers and mineral water plants are among our most important customers. KRONES has been selling machines and lines to the food, chemical, pharmaceutical and cosmetic industry for several years now and with increasing success, so much so that they now make up 26 % of our GROUP sales volume. One of KRONES' strategic targets is to further expand business in these sectors.

Packaged beverages/market share	2004		2003		Annual growth
	bn l	%	bn l	%	in %
Central Europe	56.2	8.3	54.6	8.3	3.0
Western Europe	105.8	15.6	103.9	15.8	1.8
Eastern Europe	38.4	5.7	35.9	5.5	7.1
CIS states	25.7	3.8	24.1	3.7	6.6
North America (USA, Canada, Mexico)	151.4	22.4	151.3	23.1	0.1
South America	95.8	14.1	94.1	14.3	1.8
China	66.3	9.8	60.6	9.2	9.4
Japan	21.8	3.2	21.7	3.3	0.7
Asia/Pacific	75.7	11.2	72.2	11.0	4.9
Africa/Middle East	39.8	5.9	38.3	5.8	3.9
Global	676.9		**656.7**		**3.1**

Increased share in packaged beverages

With an annual beverage consumption of approximately 5,200 billion litres worldwide, packaged beverages make up around 676.9 billion litres or 13 % of the total consumption. Economic progress in emerging nations means that the consumption of higher-quality beverages will continue to increase in these regions. The global consumption of packaged beverages has a total annual growth rate of 3.1 %.

With an annual consumption of 135 billion litres, beer is still the most popular beverage worldwide. It is only exceeded by the total of all carbonated soft drinks combined which amounts to 184.4 billion litres. Non-alcoholic beverages still continue to be as strong as ever. Instead of choosing wines and spirits, more and more consumers would prefer to reach for fruit juices, iced tea and energy drinks. Milk, with an annual consumption of 119.4 billion litres, ranks third among the most popular beverages. While the consumption of beer, soft drinks and milk only shows a reserved increase, packaged water is the beverage with the most potential with an annual consumption of 109.8 billion litres and an annual growth rate of 8 %.

Global volume of industrially packaged beverages in 2004 in bn litres


Soft drinks 184.4
Liquid dairy 119.4
Alcoholic beverages 177.9
Water 109.8
Juices, fruit-juice drinks 53.9
New drinks 31.5

KRONES shows increased commitment to growth markets

A close analysis of global beverage consumption is providing an excellent basis for deciding which markets KRONES should commit itself to, both now and in the future. In particular, the double-figure growth rates indicated for individual beverage types in the different regions point us to where additional or even greater sales markets are opening up. For example, (non-carbonated) water has a high potential for growth worldwide – even in the otherwise extensively saturated markets of North America. Asia and China stand out with their 18.0 % growth rate and the annual consumption of water is also growing by more than ten percent each year in Eastern Europe and the CIS states. These areas show promise and provide us with an incentive to continue increasing our sales activities in this direction. An increased demand for our technology, above all for complete process technology, should arise in Europe and China for use in the manufacture of new fashionable beverages, fruit juices and milk. KRONES will target its sales efforts in these areas.

China

The Asian states in particular register tremendous growth rates when it comes to the consumption of packaged beverages. The front runner is currently the economically up-and-coming country of China. When measured against the population figure, an annual consumption of 66.3 billion litres is still low. This level is, however, increasing by around 9 % per year. Water has an annual growth of 17,5 %, milk 11,4 % and fruit juice a whopping 60,0 %. Generally speaking, China is a region to which we should particularly turn our attention over the next few years. We stepped up our endeavours to utilise Chinas potential for becoming the source of new contracts by building up a new spare parts production plant and training centre there in the autumn of 2004.

China's economy just grows and grows – and given the high growth rates registered for beverage consumption and the huge population, there is still prospect of market potential which will not be exhausted for a long time to come.


Liquid dairy 7.8
Juice, fruit-juice drinks 2.4
Water 9.4
New drinks 3.4
Soft drinks 8.4
Alcoholic beverages 34.9

2004: 66.3 bn litres


Liquid dairy 7.0
Juice, fruit-juice drinks 1.5
Water 8.0
New drinks 3.0
Soft drinks 8.0
Alcoholic beverages 32.1

2003: 60.6 bn litres

Africa/Middle East

In Africa and the Middle East, the volume of packaged beverages, which is currently just 39.8 billion litres, will experience an annual rise of around 4%. Above all, water is growing at an exponential rate of 8.0% per year; fruit juices are growing at a rate of 6.0%.

CIS states

With increasing economic development, the CIS states are continually closing ground on the leaders when it comes to beverage consumption, with rates of increase reaching around 7% per year. Even though, viewed in terms of volume, water and fruit juices had the lowest consumption figure thus far, their increase has now entered double figures with 10.0% for water and 13.0% for fruit juices.


Liquid dairy 4.1
Juice, fruit-juice drinks 2.6
Water 2.2
New drinks 0.4
Soft drinks 4.5
Alcoholic beverages 11.9

2004: 25.7 bn litres


Liquid dairy 4.0
Juice, fruit-juice drinks 2.3
Water 2.0
New drinks 0.4
Soft drinks 4.4
Alcoholic beverages 11.0

2003: 24.1 bn litres

North America

In the North American Market (USA, Canada, Mexico), the amount of beverages consumed remains stagnant. The annual beverage volume of 151.4 billion litres showed a minor increase of just 0.1%. Milk, fruit juices and soft drinks have even minimally declined by – 1.0% each. In contrast, the North Americans are increasingly reaching for bottles of water, so it is not surprising that water is currently enjoying an 8.0% rate of growth.

Eastern Europe

Measured against the annual growth rates for packaged beverages, Eastern Europe is the front runner for packaged beverage growth (7.1%) compared to all of its European neighbours; viewed worldwide, it is second only to China (9.4%).

When it comes to their around 7% annual growth rate for packaged beverages, the Eastern European countries are second only to China. In addition to the rise in water consumption (11.7%), new fashionable beverages (20.0%) and fruit juices (9.8%) provide an additional source of growth.


Liquid dairy 5.2
Juice, fruit-juice drinks 4.5
Water 6.7
New drinks 0.6
Soft drinks 12.0
Alcoholic beverages 9.4

2004: 38.4 bn litres


Liquid dairy 5.0
Juice, fruit-juice drinks 4.1
Water 6.0
New drinks 0.5
Soft drinks 11.5
Alcoholic beverages 8.8

2003: 35.9 bn litres

Central and Western Europe

The central and western European countries can be seen as »mature« markets when it comes to the volume of beverages consumed. The current annual consumption of 162.0 billion litres only corresponds to 1.8 % for Western Europe and 3.0 % for Central Europe. The picture is, however, completely different for water and new fashionable beverages. The consumption of packaged water is increasing annually by 6 %. New fashionable beverages are particularly in demand with their consumption increasing by up to 12 % each year.

KRONES focuses on beverages in PET containers

A further aspect of our future sales activities is the analysis of beverage packaging materials. Clear trends can be noticed here – in particular the increase in the number of beverages being packaged in PET bottles. The share of sill water in PET bottles already amounts to 92 % worldwide; for sparkling water, almost 52 % is bottled in PET compared to 47 % in glass bottles. Plastic containers are also dominant in the packaging of ESL milk and yoghurt drinks – two segments which still have great potential for growth.

KRONES increasingly focused its research and development activities on PET packaging many years ago. Nowadays, the main majority of our sales can be contributed to machines and lines used for PET packaging. In this sector, we have detected growth potential for fruit juices and, in particular, for beer. The first lines equipped to fill beer in PET bottles which started operation in Germany, were built by KRONES.

Beverage packaging materials worldwide


Glass 25.4 %
Others 7.3 %
Cartons 13.2 %
Cans 14.1 %
Plastic 40.0 %

2007: 739.8 bn litres (prognosis)


Glass 29.2 %
Others 8.4 %
Cartons 13.0 %
Cans 14.4 %
Plastic 35.0 %

2003: 656.7 bn. litres

The use of PET for beverage packaging materials will rise to 40 % in 2007 with glass playing an increasingly minor role.

Sources: Own census, Beverage Market, Datamonitor, Canadean, Euromonitor, Warrick Research



With a consistent product design, we want to use the KRONES trademark as an expression of our high machine quality and the individuality of our bottling lines. Our new systematic machine design brings their vanguard technology to the fore, adds order to and outlines our product range, simplifies our production and working processes, and helps reduce costs.

KRONES in figures

The KRONES GROUP continues to stand for continuous economic success. As the global market leader for beverage bottling plants and packaging machines, we were able to end 2004 having achieved improved trading figures for the fifth year in a row. Sales rose by 6.2% to € 1.52 bn and we also improved on our profits which rose to € 61.8 m.

The KRONES GROUP

The GROUP report includes all of the significant affiliated companies. In our annual report, we firstly list the figures which apply to the entire GROUP and then state the values for KRONES AG separately. The KRONES GROUP essentially comprises KRONES AG (complete solutions for filling, labelling, packing and palletising systems, as well as PET bottle manufacturing systems) and its subsidiaries: SANDER HANSEN A/S (pasteurisation systems), STEINECKER GMBH (brewing and filter technology), SYSKRON GMBH (IT solutions for production and logistics) and KIC KRONES GMBH (high-tech adhesives for labels and carton packaging), as well as the majority holding in the Austrian-Italian KOSME GROUP (packing and palletising systems, labellers, fillers and linear stretch-blow moulders for the low output range) which came into effect in 2003.

The KRONES GROUP's business activities are divided up into the segments »machines and lines for beverage production/process technology«, »machines and lines for product filling and decoration« and »machines and lines for the low output range (KOSME)«. The segment »beverage production/process technology« comprises brewery technology (STEINECKER), pasteurisation technology (SANDER HANSEN) and the IT company SYSKRON. The »product filling and decoration« segment comprises most of the KRONES AG business sectors – systems technology, labelling technology, inspection technology, filling technology, cleaning technology, plastics technology, packing and palletising technology, as well as conveying systems technology. Our third segment »machines and lines for the low output range (KOSME)« mainly concentrates on the production of stretch-blow moulders, filling technology, labellers, packing and palletising systems, and conveying systems technology.

Thanks to expertise in all areas of filling and packaging technology – represented by our product divisions and specialist subsidiaries – KRONES has long developed from being just an engineering company to becoming a system supplier.

Product divisions, company segments and industries belonging to the KRONES GROUP

Company	Product divisions	Segments	Industries
KRONES AG	Systems technology	Machines and lines for product filling and decoration	Beverage*/ non-beverage**
	Labelling technology		
	Inspection technology		
	Filling technology		
	Cleaning technology		
	Plastics technology		
	Packing and palletising technology		
	Conveyor system technology		
STEINECKER GMBH	Brewhouse and filtration technology	Machines and lines for beverage production/ process technology	Beverage/non-beverage
SANDER HANSEN A/S	Product treatment technology		
SYSKRON GMBH	Information technology		
KOSME GROUP	Plastics technology	Machines and lines for the low output range	Beverage/non-beverage
	Filling technology		
	Labelling technology		
	Packing and palletising technology		
	Conveyor system technology		

*(Beer, soft drinks, wine, sparkling wine, spirits), **(Food, chemical, pharmaceutical, cosmetic, dairy)

KRONES sales increase by more than 6 percent

The KRONES GROUP completed the 2004 business year with improved results as regards sales, the number of orders received and orders on hand, and net income for the fifth time in succession. KRONES GROUP sales figures increased in the year of the report by 6.2 % reaching € 1,524 m and, in doing so, topped the value from the previous year by € 89 m (€ 1,435 m). This respectable increase was mainly due to major contracts awarded by companies in the USA and Asia. KRONES achieved 18 % of its turnover through sales to domestic companies (previous year: 20 %). KRONES AG sales also increased by 11.5% to € 1,320.4 m (previous year: € 1,184.5 m).

KRONES shows continuity in its business development. The trading figures rose for the fifth time in a row with sales increasing by 6.2 percent to € 1.524 bn.

KRONES GROUP sales and net income in € m


2000
38
1,015
2001
50
1,165
2002
57
1,305
2003
60
1,435
2004
62
1,524
Net income in € m
KRONES GROUP sales in € m

Sales per segment

Our segment »machines and lines for product filling and decoration« was the KRONES GROUP's greatest mainstay of sales with € 1,296 m (previous year: € 1,217 m) which corresponds to 85 % of the total sales volume (previous year: 85 %). In the segment »machines and lines for beverage production/process technology«, we accumulated sales amounting to € 170 m (previous year: € 152 m), thus totalling 11% of sales (previous year: 11%). With our »machines and lines for the low output range (KOSME)« we had sales amounting to € 58 m, which corresponds to 4 % of the total sales volume. Due to the introduction of our new stretch blow-moulder on to the market in October 2004 and the customers' subsequent »wait and see« approach, sales fell below the previous year's € 66 m level. Since the autumn, KOSME can once again register a good number of orders received.

KRONES GROUP sales per segment in € m


Machines/lines for the low output range (KOSME) 3.8 % (€ 58 m)
Machines/lines for beverage production/ process technology 11.2 % (€ 170 m)
Machines/lines for product filling and decoration 85.0 % (€ 1,296 m)
Sales in 2004: € 1,524 m


Machines/lines for the low output range (KOSME) 4.6 % (€ 66 m)
Machines/lines for beverage production/ process technology 10.6 % (€ 152 m)
Machines/lines for product filling and decoration 84.8 % (€ 1,217 m)
Sales in 2003: € 1,435 m

Geographical distribution of sales

Once again, there was an increase in the level of sales within Europe while the percentage of sales to the other continents remained practically unchanged. Sales within Germany fell to 18 %.

KRONES is traditionally a heavily export-oriented company. With KRONES subsidiaries and representative offices in more than 40 countries stretching over five continents, we enjoy a global presence. The export ratio of our machines and lines is 82 % (previous year: 80 %). 18 % of our sales are apportionable to Germany (previous year: 20 %). 40 % of machine sales were placed within the European countries (previous year: 37 %), and sales to our customers on the other continents amounted to 42 % (previous year: 43 %). 21% of KRONES AG sales were apportionable to Germany (previous year: 23 %), 38 % of sales were placed within the European countries outside Germany (previous year: 37 %) and 41 % of sales in other continents (previous year: 40 %).

In the year of the report, KRONES' ratio of exports to total sales rose to 82 %. We supplied the majority of our beverage filling lines and packaging systems to North and Central America, the Middle East and to China and Eastern Europe.

KRONES GROUP geographical breakdown of sales


Germany 18 %
Other continents 42 %
Europe 40 %
Sales in 2004: € 1,524 m
Germany 20 %
Other continents 43 %
Europe 37 %
Sales in 2003: € 1,435 m

Sales per sector

We achieved the greatest percentage of our sales volume, namely 50 %, with packaging machines and lines used to process soft drinks, water and fruit juices. Machines and lines for the production of beer and alcoholic beverages made up 24 %, the remaining 26 % covering machines and lines for the non-beverage sector (food, chemicals, pharmaceuticals, cosmetics).

This distribution of the sales volume for our machines and lines has witnessed a great change over the last few years. In 1999, machines and lines for beer, wines and spirits still made up 52 % of our total sales. Back then, machines and lines for soft drinks, water and fruit juices only made up 39 % of sales. When compared to its 9 % share, the non-beverage sector sales level has almost trebled.

KRONES GROUP breakdown of sales by sector


Alcoholic beverages 24 %
Food, chemicals, pharmaceuticals, cosmetics 26 %
Soft drinks, Water 50 %
Sales in 2004: € 1,524 m
Alcoholic beverages 22 %
Food, chemicals, pharmaceuticals, cosmetics 23 %
Soft drinks, Water 55 %
Sales in 2003: € 1,435 m

Sales per packaging type

The sales distribution according to the individual packaging types has also undergone a major change over the last few years. Machines and lines for packaging products in PET containers constituted 75 % of sales in the year of the report. In 1999, it was just 45 %. In contrast, our sales volume for bottling lines to handle glass containers has halved during this period (from 40 % to 20 %). The percentage of our sales for can filling lines fell from 15 % (1999) to 5 %.

Machines and lines for filling and packaging beverages in PET bottles already constitute 75 % of KRONES total sales.

KRONES GROUP sales per packaging type


Cans 5 %
Glass 20 %
PET 75 %
Sales in 2004: € 1,524 m


Cans 7 %
Glass 20 %
PET 73 %
Sales in 2003: € 1,435 m

Restrained increase in profits

KRONES GROUP profits after tax have reached € 61.8 m, an increase of 2.3 % compared to the previous year (€ 60.4 m). This increase in profit was rather restrained compared to the last few years and can be traced back to pricing pressure from the competition which forces us to grant higher discounts, as well as steel prices which greatly increased throughout the course of the year. In addition, the cost of materials made up 48.3 % of our turnover compared to just 43.7 % the previous year. Changes in estimations regarding the mobility of inventories and the evaluation of receivables based on new documents applicable throughout the GROUP made a positive contribution to profits. An increase in the volume of purchased materials, which is very high for brewery projects due to the purchase of fermentation and storage tanks, and also for cold-aseptic filling systems, forces a major increase in the level of turnover, but has little or no effect on profits.

KRONES GROUP net income in € m


2000
38.4
2001
50.3
2002
57.3
2003
60.4
2004
61.8

KRONES GROUP EBITDA in € m


2000
92.3
2001
121.0
2002
136.1
2003
145.2
2004
134.5

KRONES GROUP EBIT in € m


2000
60.4
2001
86.1
2002
99.0
2003
105.1
2004
95.2

EBITDA and EBIT for the GROUP in € m

Profits before interest, investments, taxes and depreciation (EBITDA) fell by 7.4 % to € 134.5 m (previous year: € 145.2 m). Profits before tax, investments and interest (EBIT) fell by 9.4 % to € 95.2 m (previous year: € 105.1 m). At 4.1%, the return on sales figure was practically at the same level as the previous year (4.2 %). The return on equity capital (ROCE), calculated using the ratio between the EBIT and the average amount of net capital tied up (balance-sheet profit minus interest-free liabilities and remaining provisions), fell compared to the previous year to 18.7 % (previous year: 22,5 %).

The KRONES AG year-end surplus for the 2004 year of trading leaped 12.7 % to € 54.1 m (previous year: € 48.0 m). Profits from normal business activities suffered a 6.1 % drop. Taxes on income and earnings fell as a result of special items not attracting tax.

KRONES GROUP ROCE in %


2000
16.0
2001
21.6
2002
22.8
2003
22.5
2004
18.7

KRONES GROUP cash flow in € m


2000
2001
2002
2003
2004
70.3
85.1
94.4
100.2
101.1

KRONES can use the cash flow, which increased by 0.9 % to € 101.1 m, to finance the majority of our investments.

Cash flow

The KRONES GROUP generated a cash flow of € 101.1 m and thus exceeded the previous year's figure by 0.9 % (€ 100.2 m). The KRONES AG cash flow increased 7.3 % rising from € 80.9 m the previous year to € 86.8 m in 2004. This cash flow can be used to finance most of our investments in machines and buildings, as well as measures for company expansion. This high cash flow also provides an excellent basis for achieving another positive interest result.

Orders received

The number of orders received for the KRONES GROUP rose to € 1,554.1 m in the year of the report, exceeding the record level achieved the previous year by 7.8 % (€ 1,440.6 m). With € 1,370.5 m, KRONES AG had 14.2 % more incoming orders than the previous year (€ 1,200.5 m).

KRONES GROUP orders received in € m


2000
2001
2002
2003
2004
1,104
1,190
1,309
1,441
1,554

4.8 % Increase in the number of orders on hand

The number of orders on hand for the KRONES GROUP amounted to € 649.0 m on 31st December 2004. This sees a 4.8 % improvement in the volume of orders when compared to the previous year (€ 619.3 m). In figures, our orders on hand correspond to a production capacity of six months. On 31st December 2004, KRONES AG had orders to the value of € 590.4 m (previous year: € 540.3 m).

KRONES GROUP orders received in € m


2000
2001
2002
2003
2004
535
610
614
619
649

Financial structure

The balance-sheet total of the KRONES GROUP increased by 14.2 % to € 994.0 m compared to the previous year € 870.4 m). Revolving assets grew by 21.2 % to € 721.9 m (previous year: € 595.6 m). With regard to the source of funds, the advantageous relation between equity and debt capital remained. The level of equity capital increased by € 47.5 m to reach € 482.6 m (previous year: € 435.1 m) which is still proof of an extremely sound financial structure.

Liabilities rose to € 178.4 m (previous year: € 157.2 m). This corresponds to 17.9 % of the balance-sheet total and only € 0.8 m of this was owed to banks. However, the KRONES GROUP provisions increased by 19.8 % to € 331.6 m (previous year: € 276.9 m).

KRONES GROUP balance-sheet structure in € m

	2004	2003	2002	2001	2000
Assets					
Fixed assets	268	272	250	206	182
Inventories	203	150	165	143	102
Deferred expenses and accrued income	448	392	355	315	293
Liquid assets	75	56	36	62	66
Liabilities					
Equity capital	483	435	409	381	338
Provisions	332	277	271	230	186
Financial liabilities	1	6	1	2	3
Deferred income and accrued expenses	178	152	125	113	116
Balance-sheet total	994	**870**	**806**	**726**	**643**

Healthy balance-sheet structure

Our financial scope was also preserved in 2004 without the need for bank loans. Our GROUP liquid assets amounting to € 74.6 m are marred by only € 0.8 m of bank liabilities. With a bank balance to the value of € 34.0 m, KRONES AG is free of any liabilities to financial institutions.

KRONES AG's balance-sheet total rose by 11.0 % to € 832.0 m. Current assets climbed € 77.5 m to reach € 531.9 m, while liabilities and provisions also rose 11.5 % to € 388.1 m (previous year: € 348.0 m). The solid equity ratio of 53.4 % (previous year: 53.6 %) practically remained unchanged, with the equity capital level experiencing a € 42.1 m increase.

Flow of funds

The flow of funds from day-to-day trade activities within the KRONES GROUP amounted to € 75.9 m (previous year: € 83.4 m). This is compared to a higher cash flow of € 101.1 m (previous year: € 100.2 m) and provisions which increased by € 56.3 m. Due to the increase in trade volume caused by alterations to inventories, receivables and liabilities € 62.1 m of this (previous year: € 10.6 m) is tied up.

KRONES GROUP liquid assets and liabilities in € m


2000
66
119
2001
62
115
2002
36
126
2003
56
158
2004
75
179
Liquid assets in € m
Liabilities in € m

Net capital expenditure lead to a € 39.0 m decrease in cash outflow (previous year: € 48.0 m). The cash outflow from financing rose by € 4.2 m to € 17.0 m (previous year: € 12.8 m). At the end of the 2004 business year, the balance of funds amounted to € 74.6 m (previous year: € 56.0 m).

KRONES GROUP investments in € m


2000
61.9
2001
57.7
2002
88.3
2003
51.8
2004
41.3

KRONES AG's influx of funds from day-to-day trade activities also fell compared to the previous year, by 37.7 % from € 91.1 m to € 56.8 m. Due to a similar decrease in investment and a higher outflow of funds from financing activity, liquid funds rose by € 5.2 m. By the balance-sheet date, KRONES AG had liquid assets to the value of € 34.0 m (previous year: € 28.8 m).





Rinser technology provides quality assurance during the production process and ensures that the filled product is safe to consume. In our Spiragrip bottle washer, non-returnable PET bottles, and even glass bottles, are blown out with sterile steam, sprayed intensively with cleaning solutions or treated using water and disinfectant baths so that they are in a sterile condition for filling.

Reports from the segments

Innovations are the wellspring of KRONES' technical and technological lead. In 2004 too, all the company's divisions succeeded in fruitfully expanding and optimising our product portfolio, on firm foundations of strategic product planning, ingenious development projects, or new acquisitions - thus contributing towards yet another good year for KRONES.

Design is the visual embodiment of innovation

»Our goal is to be the global leader in each of our product categories. This makes us a reliable long-term vendor for all our clients.«
Hans-Jürgen Thaus, Deputy Chairman of the Executive Board

Besides all the innovations by which KRONES' divisions once again underlined their technological leadership during 2004 as well, this time we have also been devoting increased attention to the relevant aspects of product design. Back in the autumn of 2003, we had included inspection, packing and palletising systems in creating a new product design concept; last year, this process was extended to cover all our divisions.

The systematic design-enhancement of our machines is also aimed at upgrading visual differentiation from our competitors' machines. We want to express KRONES' trademark – the quality of our machines and the individuality of our lines – by harmonising the machinery's styling, thus rendering it more distinctively recognisable. In this holistically conceived project, the entire GROUP's divisions are advised and assisted by outside industrial designers, the research and development departments, our technical marketing people and the corporate communication team.

Corporate design highlights the quality and advanced engineering of our machines in tangibly visible form, but that is not all it can do: by harmonising the overall appearance of our machines, we create a consistently concentual product portfolio. Our design concept not only factors in the relevant ergonomic requirements and the need for optimised operator-friendliness, it also simplifies the production and work processes at KRONES, and ideally design even helps to reduce costs as well.

In the Packing and Palletising Technology Division, for instance, we have successfully introduced design modifications to individual machine components to ensure that the machines are now easier and thus more affordable to transport. Another example for design-driven optimisation is the development of a standard operator interface for our entire portfolio of machines. At the drinktec in Munich, the world's biggest trade fair for the beverage industry, we shall be presenting a completely new product line in the autumn of 2005.

The »industry design« project started up in 2004 moves the quality and pioneering technology of KRONES lines to the forefront.


Checkmat
Toptronic

Machines and lines for the beverage production/process engineering segment

SANDER HANSEN

Our subsidiary SANDER HANSEN in Brøndby near Copenhagen, the world's technological leader for pasteurising systems, responded to our clients' ever more sophisticated pasteurisation requirements with further innovations in 2004 as well. One of these new products is an innovative conveyor belt for pasteurisers. Pasteurisers had hitherto featured either light-weight plastic belts with their excellent running characteristics, predominantly used for conveying cans, or stainless steel conveyors, used only for glass bottles, that scored in terms of exceptional sturdiness and stability. With its combination of stainless steel and plastic, the new Marathon belt from SANDER HANSEN unites the advantages of both systems – and opens up a new line of business for the pasteuriser specialist, as a global vendor for the »gentle long-distance runner« – not least for pasteurisers from other manufacturers.

With our newly conceived retrofit package, we're targeting breweries in particular. We offer them an attractive option for upgrading their pasteurisers, irrespective of whether these are from SANDER HANSEN or from other producers: with our PU control systems, new spraying systems, our patented CHESS heating system, plus drive and conveyor systems like the new Marathon belt. It's also nice for breweries to know that beer in PET bottles can be pasteurised in the machines from SANDER HANSEN, which are then fitted with an appropriately modified PU monitoring system and with soft belts inside the tunnel pasteuriser and at the machine's infeed and discharge.

STEINECKER

With its technological innovations and above all their successful use in breweries, our subsidiary STEINECKER in the Bavarian town of Freising underlined its reputation as one of the world's leading suppliers of brewery equipment in 2004 as well. With its resource-economical *Merlin®* wort boiling system, for example, that consumes less primary energy for the boiling function, smaller quantities of cleaning agents, water and raw materials, and at its best provides energy economies of almost 75 % compared to conventional boiling systems; this won STEINECKER the European Environment Prize in 2002.



STEINECKER was awarded the European Environment Prize for its Merlin® wort boiling system which is gentle on resources and ideally allows for a 75 % energy saving when compared to normal boiling.

With *Pegasus*, our brewery technologists had set a new standard for the lautering process, which in the breweries concerned now runs significantly faster, achieves higher yields, and enhances the quality of the beer. As an alternative to dynamic low-pressure boiling, more and more breweries are opting for the *Stromboli* internal boiler, premiered by STEINECKER at the 2003 Brau Beviale in Nuremberg, which at every stage in the wort boiling process uses only the precise amount of energy that is technologically appropriate, thus improving not only the energy balance, but also the beer's wort quality.

STEINECKER came up with something new in 2004 as well: the *Powermill* wet mill, with a grist output of 40 tons an hour, epitomises the trend towards maximised quality and minimised timeframes at the major breweries, who are now running faster brew sequences and can upsize their outputs.

SYSKRON

KRONES possesses a unique selling point in its chosen sector, in the shape of its SYSKRON subsidiary. The IT service provider, created in 2001 by synergising all the KRONES GROUP's information technology departments, is meanwhile one of the front-ranking vendors of software packages for the food and beverage industries, where its solutions optimise our clients' production, filling and logistical processes. SYSKRON's IT packages are exceptionally versatile, so that besides breweries its customer base also includes dairy plants, a producer of baby food, a coffee-roasting facility or a company from the sugar industry.



With its IT solutions, SYSKRON provides planned production processes, effective manufacturing and storage procedures, and an ability to track the flow of goods.

SYSKRON provides convenient mastery of ultra-complex engineering. The principal focus here is on production sequence automation, data systems technology and process simulation. All this helps clients to enhance their productivity levels and performance capabilities, ensures more reliable production, better product quality, enhanced operational flexibility, and not least significant cost savings.

Another of SYSKRON's specialisms is logistics, where there are still enormous untapped potentials for optimisation at many companies, ready to be exploited by new information technology and automation packages. SYSKRON's IT specialists optimise material flows and create the preconditions required for identifying products and tracking merchandise paths from procurement and production all the way through to final delivery – so the client always knows or can find out which production run the merchandise has come from, what it contains and to whom it's being delivered.

To sum up, with all these IT packages, SYSKRON assures responsively plannable production processes, effective sequences in the client's production and warehousing operations, plus conveniently trackable merchandise flows. Ultimately, the firm provides holistically conceived optimisation solutions for production, filling and packaging operations, and for corporate logistics as well.

Machines and lines for the product filling and decoration segment

Plastics technology

The technologists at KRONES Plastics Technology keep coming up with continually improved processes for producing PET bottles – most recently at the plastics trade fair »Kunststoffmesse K« in Düsseldorf, where their exhibits featured high-speed capabilities for the PET bottle blow-moulding process, using the performance-enhanced *Contiform S* series of stretch blow-moulding machines. Incorporating ultra-sophisticated technology for cost-efficient PET bottle production, these new blow-moulding machines are now fitted with up to 28 blow-moulding stations (cavities), each of them able to produce 1,600 containers an hour, for an hourly total of up to 44,800 PET bottles with volumes of up to three litres. At the same time, our Air Wizard optimisation package has managed to significantly downsize the blow-moulding machine's compressed-air consumption, producing cost savings of up to 25 % in the individual phases involved.


KRONES Contiform S

The speed-enhanced Contiform S series of stretch blow-moulders manufacture up to 44,800 PET bottles per hour at high speed and using the highest possible level of technology. This corresponds to more than 14 bottles per second.

Last year saw our *Contiform H* stretch blow-moulding machine, developed specifically for producing hot-fillable PET bottles, gain full acceptance on its chosen market.

Filling technology

Now that our client base has started to include companies in the dairy sector, a gigantic global market is unfolding for KRONES, in which during 2004 we were already making a name for ourselves as a single-source vendor for complete filling lines. Our comprehensive fund of expertise covering all the functions involved in producing, filling and packaging PET containers, plus our ability to supply complete lines, are meanwhile being utilised by the dairy industry worldwide. Early in 2004, for example, KRONES delivered its first bottling lines for what is called ESL (extended shelf-life) milk to Europe's largest dairy conglomerate, ARLA FOODS; the four lines were commissioned during the summer of 2004 at the group's new plant in Stourton near Leeds, UK. The central dairy in the Italian town of Brescia is the first dairy in the world to fill milk with a long shelf life (90 days) in 1.0 and 0.5 litre PET containers. The aseptic filling technology was supplied by KRONES in the form of a compact PET-asept line and a plastic bottle production process using a *Contiform S*.

KRONES' expertise in the manufacture, filling and packaging of PET containers benefits not only companies in the beverage industry, but also increasingly those in the dairy industry.

The rapidly growing market for dairy products with an extended shelf-life entails more stringent hygiene requirements for the filling operation. KRONES has accordingly developed two specialised fillers for handling milk: the *Sensometic VPGW* weighing filler, the world's largest with a maximum hourly output of 48,000 litres, incorporates the hygienic design requirements laid down in the EHEDG Guidelines (European Hygienic Engineering & Design Group). The Volumetic *VODM-PET* volumetric filling system is particularly well suited for aseptic filling of dairy products in PET bottles.

Still water and soft drinks are already predominantly filled in PET bottles. The share accredited to beer and ESL milk is continually on the up. Our research and development activities have contributed to this progression, our space-saving filler/blow-moulder BLOC arrangement for PET bottles, for example.

This filler was originally designed for handling still water, one of the most sensitive beverages around. Compared to the previous purely mechanical level-controlled filler, the *Volumetic* VODM-PET has been design-optimised for microbiological safety. It features a closed cleaning circuit, operates without touching the bottle mouth, is affordable into the bargain, and an obvious candidate for space-saving BLOC-synchronisation with a *Contiform* blow-moulding machine for PET bottles.

2004 also saw additional applications for beer in PET. After Brunswick's FELDSCHLÖSSCHEN BREWERY had in the preceding year achieved a first for Germany, running our PET beer bottling line in three-shift operation, HOLSTEN-BRAUEREI AG ordered two more lines to handle beer in PET at its breweries in Lich and Hamburg. In May 2004, FELDSCHLÖSSCHEN BREWERY AG in Dresden commissioned another bottling line for beer in PET.



With the development of the AccuTower, KRONES has made significant changes to how empty PET bottles are conveyed. The spiral-shaped dynamic buffer system allows for gentle temporary storage of glass bottles, PET bottles, cartons, or shrink trays.

Systems engineering

The buzzword »smartline«, which denotes a new degree of line dimension downsizing, describes the development of up-to-the-future bottling lines for PET containers. This concept is centred around the mechanical interlinkage (BLOC-synchronisation) of machines using a three-dimensional chain developed in-house, guided by a dynamic buffer system, the *Acculink*.

For more efficient palletising of newly blow-moulded PET bottles, particularly in the high speed range, we have introduced an innovative distribution system, linking up directly to the blow-moulding machine. The plastic containers are no longer fed to the palletisers over lengthy sections of air conveyor, but are handled by the multidimensional chain of a Transmat. When an *Acculink* is used as well, the containers can also be buffered inside the system.

Conveyor technology

In terms of conveyor design, the networking element inside every beverage bottling or canning line, we developed new, versatile solutions during the past business year. For the *SynCo* container conveyors, we created innovative, dynamic buffering systems, enabling the right size of »buffer« required to be made promptly available. If this buffer is insufficient on a single level, the system can also be extended vertically.

For our *MultiCo* pack conveyors, innovative lane adjuster systems and new chain materials have led to even more multifaceted utilisation. And our new Multiturner station is able to turn an infinite number of cartons without any actual contact. A camera-based system that monitors the position of the cartons can basically be used to detect any desired carton and turn it dependably into the desired configuration.

Our *PalCo* pallet conveyors are being used more and more frequently for logistical jobs. New applications are being opened up here by synergising our conveyor expertise with the relevant capabilities of our IT service provider SYSKRON. One of KRONES' latest innovations will revolutionise the transport of empty PET bottles. A conveyor chain called Acculink enables the stretch blow-moulder to be much more flexibly BLOC-synchronised with the downstream machines. Moreover, we have correspondingly redesigned the entire air channel in what is meanwhile the third generation of our *AirCo* conveyors. The homogeneous laminar flow now obtained in the channel provides us with enhanced mastery of responsive air transport control.

Container decoration and labelling technology

KRONES' commitment to modularised construction for its labellers, designed to meet the bottling industry's highly specialised requirements for maximised bottle labelling flexibility in all output categories, is beginning to bear fruit. In the wake of a very sizeable order for modularised labellers from one of the world's biggest brewing conglomerates, other breweries are now following suit, and also changing over to our modularised design options.



Bottling companies demand the highest level of flexibility when it comes to labelling bottles. With our modular labeller construction, KRONES can now meet this demand.

As an affordable alternative to sleeving technology, KRONES offers a newly developed process called »roll-on/shrink-on« for labelling contoured bottles. A *Contiroll* labeller applies the reel-fed labels to the container, UV radiation activates the glue, and finally the film is shrunk snugly onto the containers in a shrink tunnel.

One of the specialisms relished by our labeller development people is customised applications. For a pharmaceutical company, they have premiered double labelling of pill boxes using pressure-sensitive labels and sleeving, by BLOC-synchronising two corresponding labellers. When the sleeve film constituting the original-packaging guarantee is removed, users see the identical data on the pressure-sensitive label underneath it, as required for identifying pharmaceuticals

Cleaning technology

Our cleaning technology sector introduced novel procedures and machine developments to achieve improved hygiene, reduced energy consumption and lower maintenance.

Our reorganised, upstaffed research and development department launched several projects last year, in proactive response to clients' increasingly stringent requirements in terms of availability and hygienic design: a new crate washer with a patented conveyor system and an innovative cleaning process; a double-end bottle washer developed to meet »clean-design« stipulations; an automatic chain tightening system that extends the useful lifetime of the main drive chains, cuts energy consumption levels, and above all significantly increases the machines' availability while at the same time reducing the amount of maintenance work involved.

One completely new feature is a camera system that enables the inside of the bottle washer to be inspected. This means that maintenance personnel no longer have to struggle into almost inaccessible sections of the machine.

With the new RotoCheck full-bottle inspector, which can detect even the most minute splinters of glass in filled bottles and then automatically reject them, KRONES is further improving product safety.

Inspection and monitoring technology

Breweries and other bottling facilities enjoy maximised reassurance of beverage safety with the new full-bottle inspector from KRONES. The *RotoCheck* detects minuscule splinters of glass with edge lengths of down to just 0.5 mm, even at ultra-high machine speeds of up to 72,000 containers an hour. For the inspection routine, the filled bottles have a rotational movement imparted, are then halted, and evaluated with a complete sequence of images. Any non-compliant bottles are ejected directly from the machine.

For monitoring empty bottles, KRONES has chosen a new measuring process with the *772-C sniffer*, which features a mass spectrometer, and has been designed as an inline unit for speeds of up to 36,000 bottles an hour. It obviates the need for residue-draining the bottle, which in turn reduces the costs involved for the conveyors.

Packing and palletising technology



With even more new developments, the packing and palletising technology sector has reacted to its customers' need for flexible machine conversions to accommodate changing formats and packaging.

»Flexibility« and »individuality« are the keynote trends in the packaging sector. KRONES' packing and palletising specialists have come up with some new and enhanced design ideas for changing our machines over to different sizes and packaging options. The focus here has been on enhancing the operator-friendliness of our automated packers. A new visualisation system enables the operator to obtain fast fault diagnostics in the event of malfunctions, thus reducing machinery downtimes. By systematised incorporation of servo engineering for the individual dynamic movement axes, the packers can be simply and flexibly changed over for handling new package dimensions.

For the packers in our *Variopac* and *Wrapapac* non-returnable series, we have developed new solutions for carton handling in the high-speed range. We have also created a unique process for image-synchronised splicing of printed films without interrupting production. In response to clients' requests for more compactly dimensioned line layouts and inexpensive production solutions, we have developed the *AccuCase* pack buffering system, which places beverage crates from the production flow in interim storage upstream and downstream of the packers on a minimised footprint.

In 2004, too, we handled some specially customised jobs. In a South African brewery, we installed a complete palletising system excelling in terms of Quick-Changeover technology: it can be readjusted for handling different sizes within just ten short minutes. Innovative concepts from KRONES are further exemplified by a sorting line for returned glass bottles installed in a German brewery, which was being plagued by admixtures of foreign crates and bottles, different bottles sizes and crate shapes. Our fully automated sorting block is able – at a speed of up to 2,000 crates an hour – to filter out the brewery's own crates with their matching bottles from the inhomogeneous mixtures arriving.

KIC KRONES

The labelling adhesives from KIC KRONES stand for high-quality bonds and applications of well-nigh limitless diversity. In order to find responsively tailored adhesives for particular applications, to further improve their properties, and to minimise their consumption levels, we continually enhance our adhesives at our in-house laboratories. With exhaustive tests on our KRONES labellers, we optimise the glues to suit the disparate speed categories and the different labelling materials involved. Synthetic adhesives developed individually for the specialised conditions encountered in the bottling processes for wine, sparkling wine and spirits, are typical examples here, as are the adhesives we've developed specifically for PET bottles.

KIC KRONES is continually developing adhesives for labelling bottles and cartons.

Machines and lines for the lower speed range segment (KOSME)

With its majority holding in KOSME, KRONES has taken a purposeful step forward in expanding its corporate portfolio. We acquired the KOSME GROUP in 2003, since its machines conveniently complement our own product range, with attractive pricing for smaller clients in particular. While KRONES develops machines for the medium, high and ultra-high output ranges in the premium segment, the Austro-Italian company manufactures complete lines for first-time users. KOSME's product portfolio covers fillers, labellers and packers, plus stretch blow-moulding machines. Besides technical expertise for machines in the lower output category, the company is also well-known in segments of the market hitherto well-nigh closed off to KRONES.


KOSME

With fillers, labellers, packers and stretch blow-moulders for the low output range, KOSME provides an ideal complement to the KRONES product range.

On 1st January 2003, the strategic alliance agreed in April 2002 was cemented by acquisition of a majority holding in the KOSME GROUP. Through these companies, KRONES has gained an entrée to the first-time-user market for »just enough« machines and lines in the beverage industry, a segment we had been bypassing. The synergies arising from our holding in KOSME will enable us to be an equally attractive vendor worldwide for small and large clients alike. By continually optimising its machines, backed by appropriate technical and technological support from KRONES, KOSME is creating attractive first-time-user options.


KRONES Checkmat

With our innovative dart technology, KRONES has developed a new system generation for the control technology segment. The software application for the Checkmat bottle inspector works together with a special camera to process the wealth of information recorded during bottle inspection in real time.

Risk management and report

The KRONES GROUP is subjected to numerous business risks as part of our global operations, risks which are inseparable from our corporate activities. By using an internal monitoring and surveillance system to detect and assess these risks as thoroughly and as early as possible, we are contributing to the safeguarding of our company's success in the long term.

Recognising, assessing and mastering risks

We apply effective monitoring instruments so that risks, which accompany many areas of our global business activities, can be recognised and then overcome.

The KRONES GROUP uses an internal system to monitor all significant business processes so that all international business risks can be detected. The aim of this surveillance instrument is to detect any risks at an early stage and to introduce countermeasures in good time. Continually-changing conditions and demands mean that the identification of risks is a task which must be performed on a continual basis.

Risks and opportunities detected in the individual business sectors are recorded, analysed and evaluated in a planning, information and monitoring process. We have developed appropriate courses of action to limit identified risks.

For KRONES, essential risks which could have a crucial effect on our company's success are as follows:

Credit risks

Worldwide, KRONES is subject to different credit risks, especially in the shape of default and country risks. To finance the purchase of our equipment, we offer the customer various financing methods. When doing so, we primarily make use of the protective instruments which are standard practice in foreign trading in order to minimise the remaining risks.

We limit our risk of outstanding payments by employing a four-stage »payment by collection« procedure. Our standard conditions are 10% upon conclusion of the contract, 70% during manufacturing, 10% during installation, and 10% at final customer acceptance.

Price risks

The competitive environment will continue to lead to the presence of price risks in the sales markets. The competition's readiness to slash prices, which already led to a narrowing of our margins in the 2004 business year, will continue to be felt in our future tradings. Our solutions, which are designed to correspond to the customers' requirements, hide additional price risks due to the fact that we must carry any additional costs arising out of fixed-price contracts. In the medium and long term, an additional risk may appear in the form of increasing competition from »low wage companies«.

Further risks come in the form of steel prices which are currently high and which thus lead to an increase in production costs and a drop in gross profit margins. Strategic agreements with suppliers which focus on long-term commitments contribute to keeping risks as low as possible.

Currency risks

We use forward-rate cover for trade dealings with foreign currencies. However, developments on the currency exchange markets still influence KRONES' trade development, as countries located outside of the European Currency Exchange Union have a considerable share of the sales volume. A continually high euro exchange rate will make export activities to countries with a currency linked to the dollar, or which leans against the dollar, such as China, more difficult. KRONES' three greatest competitors must all face identical risks to us as, like KRONES, they have the majority of their production plants in the European zone.

Personnel risks

Highly-qualified employees are a considerable success factor in the development, manufacture, and installation of our machines and plants which are geared to suit the respective customer requirements. Thus, our future success also greatly depends on employing flexible, qualified personnel and committing them to KRONES – and also to hold on to them in times of economic difficulty.

Through the company agreement which was concluded in 2004, and which came into force on 1st January 2005, we have succeeded in tackling pricing pressure by introducing longer and more flexible working hours.

Through the company agreement which was concluded in 2004, and which came into force on 1st January 2005, we have succeeded in tackling pricing pressure by introducing longer and more flexible working hours.

Investment risks

We must face general investment risks as the result of our planned investment activities. The company has detailed guidelines to be upheld if investments and other expenditures are to be authorised. The guidelines define upper limits and personnel groups for expenditures. Larger investments are summarised in an annual investment plan, are presented to the Executive Board, and then approved by the Supervisory Board. All operative risks are permanently analysed by the management and controlling divisions and the Executive Board, where they are discussed and then documented in the form of monthly result data.

Summarised assessment

Compared to the previous year, there was no great alteration to risks over the past year of trading. Risks which could endanger our inventory did not exist in the trading year 2004 and are also not evident for the foreseeable future.



The Chinese beverage industry has an increasing demand for modern filling technology. KRONES has already supplied China's largest fruit juice manufacturer with four complete PET-Asept lines containing isolator technology in a small clean room. International corporations with operations in China have already installed two new-generation PET-Asept filling lines with isolator technology. Here, sensitive beverages such as fruit juices, milk-based beverages and teas are filled.

After the end of the trading year

KRONES continued to step up its competitive standing by applying appropriate measures. With the commencement of the new working hour regulation and the planned merger of our two previous subsidiaries STEINECKER and SYSKRON with KRONES AG, we are optimising our production process, increasing our flexibility and reaping the benefits of a new cost structure.

Stock price reaches an all-time high

The KRONES stock ended the last day of trading in 2004 at € 86.53, its highest level of the year. The stock price then continued to rise in the first quarter of 2005. On 9th February, the stock reached € 96,95, its highest level ever, during the course of trading.

The KRONES stock also continued to rise at the beginning of the current year of trading. It reached at all-time high at the start of February, reaching € 96.95.

Development of the KRONES shares at the beginning of 2005


96.95€
76.20€
27.5%
25.0%
22.5%
20.0%
17.5%
15.0%
12.5%
10.0%
7.5%
5.0%
-2.5%
0.0%
- 2,5%
December 2004
January 2005
February 2005
March 2005
KRONES Shares
MDAX

Future pact secures competitive standing

The company agreement concluded on 24th November 2004 covering a new working hours regulation came into force on 1st January 2005 (for more information, see chapter »Employees« on page 77). The need for this pact, in which KRONES joined forces with our employees to ensure that all jobs and production sites are secured until the year 2010 in return for longer and more flexible working hours, has been understood and has gained good general acceptance from our employees.

New filling and process laboratory for research during »live operation«

The opening of the new filling and processing laboratory on 23rd March 2005 now means that the research and development of filling valves and new process technology methods have now reached a new level. So that new developments can be tested under real conditions, KRONES now makes use of its spacious laboratories to operate complete fillers which perform all current filling procedures, and are linked to the machines located up and downstream. Thanks to this experimental set-up, the process treatment and filling of both beverages and other liquid products can be performed »live«. The newly established research sector allows krones to test the manufacture and optimum treatment of beverages or other liquid products and their containers, and to demonstrate user-specific filling procedures on a practical level even before the order is placed.

STEINECKER and SYSKRON merge with KRONES

The KRONES GROUP has voted in favour of the merger of its subsidiaries STEINECKER GMBH and SYSKRON GMBH with KRONES AG. The Supervisory Board approved the Executive Board decision during its meeting on 17th March 2005.

STEINECKER joined the KRONES GROUP in 1994. In 2004, the supplier of brewery equipment from Freising achieved € 122 m in sales. Comprising the individual IT departments of the KRONES corporate GROUP, SYSKRON emerged as an independent company in 2001.

The aim of the merger of these companies is to assist the now tight-knitted business dealings between STEINECKER, SYSKRON and KRONES using a comprehensive project management system which will be implemented for all common projects. The merger makes even more sense if you take into account that two thirds of STEINECKER orders are now processed and carried out by KRONES. Three quarters of all SYSKRON orders are in combination with KRONES orders.

The newly established KRONES process technology division will be responsible for STEINECKER projects. As a traditional brand, STEINECKER will continue as before for all brewhouse and filtration technology products. In the future, SYSKRON projects will be under the responsibility of KRONES Systems. SYSKRON's logistics sector will be centralised under the new KRONES distribution technology division. STEINECKER and SYSKRON employees will become employees of KRONES AG.

With this united presence, in the future KRONES will be able to combine synergies in sales and distribution thanks to simplified commercial processes. We will be able to improve our co-ordination of research and development, optimise production processes, increase flexibility in capacity utilisation, enjoy considerable cost savings, and generally improve our competitive standing.

If approved at the Annual General Meeting, the contract covering the merger of STEINECKER and SYSKRON with KRONES AG will come into force with retroactive effect as of 1st January 2005.



With the Air Wizard optimisation package, the developers from the plastics technology division have succeeded in creating a »technical upgrade« which considerably reduces the compressed-air consumption of the blow moulder. In the individual operating phases used for the manufacture of PET bottles, the reduced compressed air requirement can result in monetary savings of up to 25 %.

Outlook

Despite a slight cyclical slackening in the global economy, a predicted dip in German growth, continuingly fierce competition on pricing, and although steel prices remain high and the euro shows no signs of weakening, the outlook for KRONES is anything but gloomy. Once again, we are set for a significantly improved business performance in 2005.

Global economy cooling down slightly

The global economy is set to remain buoyant through 2005, though not flourishing quite as vigorously as in the preceding year. The business cycle remains resilient, with further growth ensuing primarily in North America and the Asian nations with China, plus Eastern Europe. The economic climate in the eurozone, by contrast, has already deteriorated. The prospects for a cyclical recovery are slender. For Germany, expectations are muted. In the view of leading business cycle researchers, German economic growth will be a mere one per cent or thereabouts in 2005. Domestic demand will remain weak.

As a consequence of the slight cyclical cooldown in America and the more restrained economic boom in China, world trade will be growing more slowly than was the case last year. For 2005, the German Engineering Industry Federation is anticipating a 2.5 % growth rate, driven by exports. The reasons behind this include not only the order situation, but also more favourable production conditions, such as longer working hours, plus an improved propensity to invest among client companies.

Internal growth corridor in € m – annual growth target: 5 to 10 % a year

- □ *Process optimisation*
- □ *Getting the most out of traditional markets*
- □ *Tapping into new markets*
- □ *Systems business / Engineering*
- □ *New technologies*
- □ *Quality leadership*


2,400
2,300
2,200
2,100
2,000
1,900
1,800
1,700
1,600
1,500
1,524
2004
2005
2006
2007
2008
2009
2010

Encouraging auguries for KRONES

Not much will change for KRONES compared to 2004 in terms of the macro-economic environment. The pressure on prices during order acquisition will continue unabated, with concomitantly adverse effects on sales figures and profit margin.

We also expect steel prices to remain high and the euro to remain strong. We've taken the situational necessities on board, and will prioritise the requisite cost-cutting initiatives in response. We are determined to progress our corporate growth. Overall, for 2005 we are targeting a sales increase in high single figures, with an overproportional growth in earnings.

Our sales and earnings will both profit from the »Employment – Success – Future« pact that came into force on 1st January 2005, in which we cemented an agreement with our workforce for longer and more flexible working hours. This scheme will provide significant advantages for KRONES in terms of both productivity and corporate cost structure.

Successful strategies for our chosen market

KRONES, too, will also be presenting its latest technological innovations at the *drinktec*, the world's largest trade fair for the beverage industry, which is held every four years in Munich, and even before it opens will be imparting vital impetus and concomitant purchasing incentives to the entire sector, that will be reflected in orders for us.

Appreciative of our in-house technological expertise, more and more clients are asking KRONES to assume responsibility for the entire production process.


Process Technology
Automation + IT
Logistics
Filling + Packaging

Our single-source-vendor strategy is being well received in the marketplace. By providing both the coordinated lines and the technological knowledge required for producing, treating, filling, packaging and warehousing beverages, we are meanwhile even able to assume synergised responsibility for our client's entire production process. For product treatment and aseptic filling technology, particularly, in conjunction with our in-house plastics engineering and information technology capabilities, clients appreciate our expert knowledge and our holistic approach to production line creation.



When filling sensitive beverages, it is advisable for system modules important for sterile filling to be enclosed. This design concept has been enhanced still further in the shape of KRONES' isolator principle: a small cleanroom on the filler located inside a large cleanroom. This isolator technology is available as part of a PET-Asept system, features the latest technology, and is principally used for the aseptic filling of juices, iced teas, and still and sparkling beverages.

KRONES' sustainability strategy

KRONES' corporate success draws upon the synergised efficacy of many different measures. Innovations are the wellspring. All of them require careful planning. And capital investment as well, purposefully channelled into R&D, planning tools for the processes along the entire value creation chain, continual optimisation geared to increased productivity, and not least a service operation that provides responsive after-sales support for all our clients.

Strategic investments

»Thanks to the capital investment channelled into KRONES' value creation chain, we have now put in place the requisite foundations for achieving a future fully conducive to entrepreneurial success, thus assuring the continued growth of our company.«

Hans-Jürgen Thaus
Deputy Executive Chairman

KRONES progressed its capital investment strategy during 2004. In view of the possibility that production operations might be relocated abroad, though there are now no plans for this following an agreement with the workforce for longer and more flexible working hours, a series of planned investments had been postponed. Against this situational background, KRONES invested € 41.3 m in new equipment for productivity enhancement during the last business year, and in further streamlining and modernisation throughout the entire company. This figure was 20.3 % down on the preceding year, when € 51.8 m had been invested in tangible, intangible and financial assets. In KRONES AG, € 40.5 m was invested.

KRONES will be upsizing its investment levels once again in 2005 and 2006. The budgeted volume for the two years together totals € 110 m. We shall be using these funds purposefully for optimising our facilities in Germany, for improving our processes and for increasing our productivity, as well as for initiatives designed to strengthen our sales and service support operations. These investments, covering the entire value creation chain, combine to build the solid foundation we need for our company to keep on growing.

Increased productivity driven by optimised processes

As we continue to change our production operations over to process-driven manufacture, we have further upgraded our competitive productivity. Machines can be manufactured at far higher efficiency, while production costs are cut substantially by the simplified processes involved.

At the same time, we have significantly reduced throughput times by optimising our production operations. The time elapsing between order placement and line delivery has within a few short years been cut by as much as half, to an average of five to six months.

We are additionally upgrading our flexible engineering methods by progressing the standardisation of our machines, prioritising the use of uniform components and modularised design.

The KRONES GROUP's business operations in 2004 reflected general macro-economic trends.

Investments in comparison to depreciation in € m


2000
32
62
2001
35
58
2002
38
88
2003
40
52
2004
39
41
Depreciation
Investments

Planning and controlling value creation

With a new optimised planning and controlling system called OPUS, KRONES has since the end of 2004 been utilising a highly effective planning tool throughout its project and production planning processes. OPUS supports all of the GROUP's operations, like sales, procurement, research and development, production, erection and service support. The system enables us to upgrade the coordinated efficiency of our cross-departmental procedures, and assists us in further improving our productivity levels along the entire value creation chain.

OPUS, the optimised planning and management system introduced into the GROUP last year, is implemented by KRONES in all project and production planning activities.

Managing the innovation process

Innovations are the wellspring of KRONES' technical and technological leadership. Our corporate success is rooted not least in the harmonious synergising of creative mechanical design, holistic line expertise, process engineering and information technology – plus our ability to respond fast and flexibly with innovative new products geared to the rapidly changing requirements of our chosen market.

Our research and development work is based on a holistic approach to innovation management – a product planning team supported by our technical marketing people, all of them committed to fruitful optimisation of our product portfolio, and to harnessing the technological and commercial potential of newly developed concepts, with concomitant benefits for our clients.

Our innovations are closely linked to our investment policy. At KRONES, we invest around six per cent of our sales revenues each year in carefully selected research initiatives and development projects, all of them contributing towards securing our technological lead and our resultant success on our chosen markets. In 2004 alone, we were granted 157 globally valid patents and applied for a further 147.

Life-cycle management for lines and machinery

KRONES ensures sustained operational excellence with customised service support programmes throughout the complete life-cycles of our lines and machines, including the requisite retrofit and modification options, sophisticated care and maintenance concepts, and original spares and wear parts kept promptly available for years after commissioning.

Over the entire lifetimes of their complete lines and machinery, KRONES' clients enjoy comprehensive all-round service support, geared to assuring smoothly running production sequences and maximised machine availability.



Our subsidiary STEINECKER still continues to set new standards in brewery technology – for example with its Stromboli internal boiler. This new generation of internal boiler only applies the amount of energy during each stage of wort boiling which makes technological sense. This principle not only significantly improves the balance of energy, but also increases the wort quality of the beer. Such advantages make Stromboli the attractive alternative to dynamic low-pressure boiling.

KRONES employees

The success enjoyed by KRONES is thanks to the service to all of our employees. For they prove on a daily basis that a readiness to work, a great deal of drive and, not least, extraordinary expertise mean that we can not only survive difficult times, but can also use them as an opportunity to move forward and become even stronger than before.

Number of employees grows

The increase in the number of KRONES employees can be traced back, among other things, to an increase in sales activities, a continued expansion of our service business and acquisitions.

In the past year of trading, the number of employees in the KRONES GROUP and its non-consolidated subsidiaries increased by 207 to 8,897 people, 2.4% more than in the previous year (8,690).

The increase in the number of people employed in our domestic plants is the result of increased sales activities, the expansion of our service business sector and new company sectors such as aseptic filling. We have also reinforced our competitive stance in the field of plastics technology and added personnel to our IT service provider, SYSKRON. The line planning and systems technology sectors have also experienced a growth in their number of employees. The increase in personnel is a direct result of an rise in demand for complete filling line solutions.

Abroad, our take-over of COSTEC and KAMA alone saw our workforce increase by 73 employees. An additional 14 new employees now work in the new spare parts production plant in China. The opening up of new business sectors, expansion of existing, and creation of new services and sales teams in our subsidiaries abroad meant that a total of 120 additional employees joined our workforce.

In our five German plants in Neutraubling, Nittenau, Rosenheim/Raubling, Freising and Flensburg, 7,345 people were employed on 31st December 2004, 87 people or 1.2% more than in the previous year (7.258). Of these, 6,807 people were employed at KRONES AG (previous year: 6,743).

In our total of 40 foreign subsidiaries and representative offices, the number of employees rose by 120 or 8.4% to 1,552 people (previous year: 1,432).

Geographical distribution of employees


2000 6,585 1,404 7,989 (+373)
2001 6,991 1,347 8,365 (+376)
2002 7,322 1,172 8,494 (+129)
2003 7,258 1,432 8,690 (+196)
2004 7,345 1,552 8,897 (+207)
Domestic employees
Employees abroad

Personnel development/turnover/year-end surplus


2000 38 1,015 7,989
2001 50 1,165 8,365
2002 57 1,305 8,494
2003 60 1,435 8,690
2004 62 1,524 8,897
Net income in € m (after tax)
Sales in € m
Employees

Employee structure, domestic plants


Commercial/technical
3,822
Industrial
3,114
Commercial/technical
trainees/
apprentices 93
Industrial
trainees 316

2004 Total number of employees: 7,345


Commercial/technical
3,630
Industrial
3,238
Commercial/technical
trainees/
apprentices 91
Industrial
trainees 299

2003 Total number of employees: 7,258

Trainees/apprentices

KRONES provides training in industrial, technical and commercial trades so that we can be sure to acquire qualified employees in the future.

On the last day of the year of the report, the KRONES GROUP trained 409 young people in Germany (previous year: 390), of which 316 were trained in industrial and 93 in commercial/technical trades. At our German sites, a total of 62 trainees passed the summer examinations set by the Chamber of Industry and Commerce. Ten of them excelled with the mark »very good«. Of those trainees completing their courses in 2004, 52 entered into permanent contracts. The remaining ten progressed on to further studies or went to the Federal Armed Forces. In September, 105 young people started their professional life as trainees at KRONES. 69 of them started in Neutraubling, 12 in Nittenau, 9 in Flensburg, 10 in Rosenheim and 5 at STEINECKER in Freising.

However, we do not just train our own future employees – other companies also make use of the KRONES training opportunities on offer. For example, we provided members of the German Federal Armed Forces with training in industrial mechanics and electronics installation to prepare them for their future career.

Good work pays off

With an award system, KRONES provides recognition for employee performance in the production sector. Our employees in the individual segments are themselves responsible for calculated costs and quality, from the point when the order is accepted, right through to manufacture and delivery. Their adherence to cost and quality is honoured by a reward system. Defined goals as regards the number of sales and level of profit are other benchmarks which we use to measure our employees' performance and which we contribute to financially.

Funded education and intensive training

Changes taking place in the business world demand new answers – from companies, associations, trade unions, and the employees themselves.

In the economic world, knowledge and information have become a valuable commodity. In our company, imparting knowledge and employee qualification are treated with the same importance as investment in machines. Since the knowledge and expertise shown by our employees have a major influence on KRONES' economic future, our sights are set on their permanent and funded education and intensive training.

We want to be able to meet our demand for well-educated employees in the future which is why we make a point of making major investments in the education of young people. In addition to classic apprenticeship trades in the industrial, technical and commercial sectors, KRONES also offers new future-oriented apprentice job outlines. In our training workshops, the young people learn industrial careers to become, for example, qualified tool mechanics, industrial, systems and engineering mechanics for different specialist areas, as well as energy and IT-system electronic engineers, and electro-mechanical engineers. Technical artists, industrial and European sales administrators, business administrators (from the Academy for Administration and Economics), and specialist computer scientists, as well as international business administrators specialised in controlling and economic engineers (from the vocational academy).

In the past year, KRONES expanded its varied training spectrum to include a dual course leading to a qualification as an electro-mechanical engineer. In a joint collaboration between commercial businesses located in the Regensburg area and the Regensburg College of Higher Education, KRONES provides the practical part of this dual course. A continual increase in the industry's demand for electro-mechanical engineers lead to the idea of combining an electro-mechanical engineering training course with a college qualification. This type of training is attractive thanks to its superb combination of practice and theory, its excellent job opportunities and great promotion potential.

A broad spectrum of employment

We offer a broad spectrum of employment for people who come to us with the widest range of qualifications from the most varied of fields – thanks to our diverse product spectrum and the heavy export orientation of our company. Particularly in demand are university graduate recruits from the fields of electrical/electronic engineering, mechanical engineering, business management, industrial engineering, computer science, and plastics technology, and also physics, mathematics, languages and the humanities. We are also making great efforts to rouse the enthusiasm of good, but rare, up-and-coming engineers for KRONES. We are working towards this goal by collaborating closely with the Regensburg college of higher education and by participating in personnel exhibitions.

The KRONES Academy

With high quality education and training which moves in line with the fast developments occurring in the technical and technological sectors, we place importance on our employees and management possessing specific qualifications. With its trainers and their practice-based and theoretical experience, the KRONES Academy is a reliable institution in a complex environment – with comprehensive training, real advice and expert communication

Academy training course participants


2000
4,380
2001
5,050
2002
5,450
2003
6,000
2004
7,350

We were able to achieve an exponential increase in the number of KRONES Academy trainees. In 2004, the number rose to 7,350 people.

KRONES Executive Board and employees make a pact to secure the future

The Executive Board and employee representatives have made a »future pact« in a bid to hold on to and expand the German production sites. The company management had already held discussions with the employees on this issue during the various works assembly meetings held since December 2003. On 24th November 2004, a company agreement aimed at pointing the way forward was concluded. In this »employment – success – future« pact, we at KRONES are offering our 7,345 domestic employees in the Neutraubling, Nittenau, Rosenheim/Raubling, Freising and Flensburg plants secure employment and the chance to secure the economic future of their site until the year 2010. In addition, we will increase our trainee figures and will invest around € 11 m over the next two years in our German production sites.

In return, our employees must accept a flexible, capacity-oriented working hour regulation. This provides a higher degree of utilisation and allows KRONES to react to greater capacity fluctuations in the future. Working hours exceeding 35 hours per week are collected in an overtime account and paid out separately. The salaries for these hours are paid according to fixed conditions and an additional variable payment is also envisaged based on the economic success of the company.

With this new regulation which came into effect on 1st January 2005, KRONES has joined forces with its employees to achieve a crucial requirement so that the challenges created by the global competition can still be effectively met at German production sites.





Dairy products with an extended shelf life are experiencing a strong growth in market share value. KRONES has developed two special fillers which can fulfil the high demands on hygiene which accompany the milk filling process. The Sensometic VPGW weighing filler operates at a speed of 48,000 litres per hour, thus making it one of the largest in the world, and the Volumetic VODM-PET filling system is especially suited to the aseptic filling of dairy products in PET bottles.

Environmental protection

We regard it as our duty to our environment and our fellow human beings to bring ecological and economical aspects together in harmony and to treat our natural resources with care.

Our responsibility to our fellow human beings and our environment

We build our lines and machines so that they fulfil environmental requirements just as much as demands on efficiency, quality and safety.

We at KRONES are aware of the ecological responsibility which comes from the manufacture and implementation of our bottling lines and packaging machines. The impact which our products have on the environment corresponds to the most recent standards, and even sets new ones. An example of this can be seen in the *Stromboli* internal boiler developed for the manufacture of beer by our subsidiary STEINECKER. During wort boiling, this internal boiler only applies the amount of energy which makes technological sense.

It is our goal to manufacture our machines and lines so that they accommodate the expectations of our customer as regards environmental compatibility, economy, quality and safety.

Economical lines contribute to environmental protection

For us, environmental protection already begins when we design our machines. For the responsible treatment of our environment requires the use of economical lines with only low investment and operating costs, equipment which can be operated with a comparatively low energy consumption and low cleaning requirement – and not least our customers, as the future owners of our lines, place particular importance on this issue.

Environmentally-friendly products have to satisfy the highest demands on quality and endurance. KRONES manufactures machines with a long service life, which require as little maintenance as possible, have the lowest emissions and a low consumption of energy and processing materials.

For each new production series and each new product, we consider the effects of each new process on our environment in advance by looking at the situation from all angles. We therefore aim to apply measures which provide ecological relief when investing in and introducing new procedures or products, and the continual optimisation of our lines is another factor which helps us work towards this goal.

Energy requirement

(Figures rounded off)	2004	2003	2002	2001	2000
Sales in (€ m)	1,524	1,435	1.305	1.165	1,015
Energy requirement, natural gas (in MWh/a) *	28.8	29.5	28.6	29.8	29.5
Energy requirement, electricity (in MWh/a) *	26.0	25.6	23.7	24.7	25.2
Energy requirement, heating oil (in MWh/a) *	1.5	2.1	1.6	1.5	1.6

* per € m of sales

Environmentally-friendly production and waste disposal

During the manufacture and assembly of our machines and lines, we aim to design all of the stages to be as environmentally friendly as possible. We see it as our duty to minimise the environmental impact of our production plants. All stages of the production process – even though they are safe to the environment – are subject to the strictest of environmental obligations and must fulfil the most recent standards. We also take great care to use recyclable materials in the manufacture of our machines and to reduce the consumption of materials which can be harmful to the environment.

Our production processes are subject to the strictest of environmental obligations and fulfil the most recent standards.

Waste management

	2004	2003	2002	2001	2000
Sales in (€ m)	1,524	1,435	1,305	1,165	1,015
Total waste (in t)	8,597	7,013	5,956	5,618	4,705
Total waste (in t) per € m sales volume	5.6	4.9	4.6	4.8	4.6

Due to the considerable increase in the volume of waste material – for example, the amount of recyclable PET testing material created during stretch-blow moulder production – there was an exponential increase in the total amount of waste produced in 2004.

For us, another important feature of environmental protection is the disposal of waste. Due to the considerable rise in production over the last few years, the total amount of waste produced in our factories has increased. Despite this, we have succeeded in drastically reducing the amount of waste which requires special monitoring by modernising our production processes. Since then, we have been able to keep this amount relatively constant. And we make a particular point of using environmentally-friendly and recyclable materials during manufacture.

Employee noise protection

Our employees are engaged in active environmental protection. They play a permanent role in the environmental protection process – both during manufacture and when it comes to waste disposal. They are regularly informed about how to act in an environmentally-responsible manner and kept up-to-date about any new guidelines which have been issued. At KRONES, noise protection is also a means of environmental protection – something which benefits both our employees and the environment. For this reason, those line parts which cause a great deal of noise are housed during production and noisy manufacturing processes, such as sheet metal punching, have been switched over to laser treatment. When buying new machines, we make sure that their noise level has been optimised and that they comply with currently-valid standards and guidelines. Out of consideration for the people employed in our neighbouring companies, the noise level in our factories located in industrial areas is kept as low as possible. All of these measures for protecting our environment are performed in our pursuit to achieve a continual improvement in our environmental balance.

We at KRONES perform various measures to protect our environment in a pursuit to continually improve our environmental balance.



As the global technological leader in pasteurising systems, our Danish subsidiary SANDER HANSEN once again succeeded in presenting yet another innovation – a conveyor belt for pasteurisers named the »Marathon Belt« which combines the excellent running qualities of the lightweight plastic belts used so far with robust and sturdy stainless-steel conveyors to form a »gentle long-distance runner«.

Corporate Governance

The Executive and Supervisory Boards of KRONES AG declare that the recommendations on conduct put forward by the »Governing Commission for the German Corporate Governance Code« for the management and supervision of companies quoted on the German stockmarket have been and will continue to be complied with as indicated in the »German Corporate Governance Code« published by KRONES AG.

An integral part of corporate leadership

As stated in its preamble, the German corporate governance code outlines fundamental regulations for the management and supervision of the companies quoted on the German stock market and contains nationally and internationally-recognised standards for good and responsible corporate management.

For KRONES, the code forms an integral part of its corporate leadership. The KRONES management takes the basic principles and rules of corporate governance into account in all of its corporate activities aimed at achieving a systematic and sustained increase in the company's value.

In accordance with the code's recommendations on Executive and Supervisory Board collaboration, the KRONES AG Executive Board works hand in hand with the Supervisory Board to develop the company's strategic direction and reports to it on a regular basis on how the strategy is progressing.

The Executive Board takes sole responsibility for the management of the company. In doing so, it is bound to work in the company's interest and has an obligation to increase the long-term company value. The Executive Board develops the company's strategic direction and manages its implementation. It makes sure that statutory regulations are observed and works towards ensuring that they are also observed by the other GROUP members. Furthermore, the Executive Board ensures that appropriate risk management and risk controlling are performed within the company.

Transparency for shareholders

Regular reports provide open and transparent information about the KRONES GROUP development and corporate strategies.

The code clarifies the rights of the shareholders who provide KRONES AG with the necessary equity capital and carry the company risk. We protect the interests of our shareholders so that their investments in KRONES are worthwhile. Through regular reports which provide open and transparent information about the current and future development of the KRONES GROUP, about the strategy adopted by our company, as well as any possible risks which may be involved in our present and planned trading activities, we encourage our shareholders' trust and acceptance on the capital market. With our wide range of communication, we are intent on continually providing current information to our shareholders, potential investors, customers, and the public.

The KRONES AG Executive Board contributes to this transparency by »immediately publicising new facts which arise in the company's field of activity and are not publicly known, if they have a considerable influence on the GROUP's assets and finances or on the general course of trading«.

Deviations from the code

The code permits companies to deviate from its recommendation, does, however, require that they disclose any such deviations. KRONES AG is administering its right to do so with regard to its payments to its Executive and Supervisory Board members.

Payments to the members of KRONES AG Executive Board which – according to the code – must be divided up into fixed salary, success-related salary and long-term incentive payments, and listed in the appendix of the GROUP year-end accounts, are currently not listed individually.

The main points of the remuneration system are regulated in the krones ag articles of association. In the appendix of the year-end accounts, there is no indication of any KRONES AG Executive and Supervisory Board member shareholdings. KRONES AG currently has no share options for Executive and Supervisory Board members.

The KRONES AG articles of association state that the members of the Supervisory Board shall not receive any success-based payment on top of their fixed salary. Individual payments to the members of the KRONES AG Supervisory Board are not currently disclosed. Other payments – for personal services, in particular advisory and mediatory services – are not currently disclosed.

Should the company take out D&O insurance for the Executive and Supervisory Board, an appropriate retention should also be agreed. No provision has been currently made for a retention.

The Supervisory Board Chairman should inform the Annual General Meeting about the main points of the remuneration system and any changes made to it. No separate information is disclosed during the Annual General Meeting. The main points of the remuneration system are regulated in the KRONES AG articles of association.

GROUP end-of-year accounts should be available to the public within 90 days after the end of the business year. Interim reports should be available within 45 days following the end of the period under review. It is not yet possible to keep to the publication deadline for the KRONES AG GROUP end-of-year accounts.

The wording of the complete »German corporate governance code«, used as a guide by the KRONES AG Executive and Supervisory Boards, and its recommendations on conduct (together with the deviations given above), which have been and will continue to be complied with, can be found by visiting our homepage (www.krones.com) and then selecting Investor Relations.

Supervisory Board and Executive Board

Following compliance with the implementation requirements of the 1976 Co-Determination Law in 1987, the Supervisory Board was extended from six to twelve Members. §8, Par. 1 of the Articles of Association stipulates that six members are appointed from among the shareholders in accordance with the Shares Law (§§96, Par.1, 101 AktG). Six members are also appointed among company employees in accordance with § 1, Par. 1, § 7 Par. 1, Clause 1, No.1 of the Co-Determination Law.

Supervisory Board

Dr. Lorenz M. Raith
Chairman
* ECKES AG
LEISTRITZ AG
MOLL AG
PRÜFTECHNIK AG
HEITEC AG

Paul Jogsch**
Deputy Chairman
Chairman of Central Works Council

Ernst Baumann
Member of the Executive Board of BMW AG

Rudolf Ederer
Lawyer

Herbert Gerstner**
Works Council

Dr. Klaus Heimann**
Director of the Youth, Training and Qualification Division of IG METALL
* MAN AG

Prof. Dr. Ing. Erich Kohnhäuser
President of the College of Higher Eduction in Regensburg

Norman Kronseder
Chief Executive of SAATZUCHT STEINACH GMBH
* BAYERISCHE FUTTERSAATBAU GMBH

Walter Meyer**
1st Head of the Branch IG METALL Administration Centre Regensburg
* DELPHI DEUTSCHLAND GMBH

Dr. Alexander Nerz
Lawyer

Anton Schindlbeck**
Head of Sales for Central European Region

Günter Walter **
Deputy Chairman of Central Works Council

Executive Board

Volker Kronseder
Chairman
Personnel Management and Social Affairs
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance and Accounting, Controlling, Information Management, Process Management
* WILDEN AG
KRONES INC., USA

Rainulf Diepold
Sales and Marketing

Werner Frischholz
Materials Management, Assembly, Manufacturing, After-Sales Service and Quality Assurance

Christoph Klenk
Research and Development, Engineering and Product Divisions

* Variant methods as specified in § 125, section 1, Clause 3 AktG
** Elected by staff

Furthermore, each of the GROUP companies is the responsibility of two members of the Executive Board, according to share ownership.


KRONES

Ladies and Gentlemen,



Dr. Lorenz M. Raith
Supervisory Board Chairman

In the 2004 year of trading, the KRONES AG Supervisory Board performed the obligations it has by law and by the articles of association by monitoring the management of the Executive Board and supporting them with advice.

In four Supervisory Board meetings – one taking place each quarter –we dealt intensively with the economic development of the KRONES GROUP and gave advice on the company's strategies and plans.

The first Supervisory Board meeting of the year took place on 24th March 2004 in Neutraubling. In this meeting, the Executive Board reported on the preliminary end-of-year report for 2003 and provided information on the competition, the market development, and the order situation. Resolutions were once again passed on the plans and targets in focus for 2004.

In the Supervisory Board meeting on 26th April 2004 in Neutraubling, the end-of-year accounts for 2003 and the GROUP end-of-year accounts were confirmed and advice was given on the proposed appropriation of profits. Another central topic under discussion was the planned conversion of KRONES preference shares into KRONES ordinary shares.

In the meeting on 16th September 2004 in Dresden, the Supervisory Board was informed about the mid-year report. The Executive Board provided a preview of the anticipated GROUP result for 2004 and reported on their most recent strategic plans. Other topics on the agenda were an improvement of cost structures and the introduction of a new employee working hours model to secure the future of the KRONES GROUP production sites.

In its meeting on 24th November 2004 in Neutraubling, the Supervisory Board joined forces with the Executive Board to provide an up-to-date report on the company agreement covering the new working hours model and on the current competitive environment. The Supervisory Board received a swift briefing on the 2004 year-end accounts. Furthermore, a business forecast was provided for the 2005 year of trading with emphasis being placed on sales, personnel, turnover and profits, investments and innovations.

In addition to the Supervisory Board meetings, the Executive Board also provided each Supervisory Board member with a written report about the business situation and the KRONES AG's results and finances. The Supervisory Board members were in regular contact with the Executive Board to receive information about current developments and give advice on important business procedures. All in all, the collaboration within the Supervisory Board was marked by efficiency and expertise, with each individual member displaying an intense degree of commitment.

The Supervisory Board is in agreement with the audit.

The KRONES AG and KRONES GROUP end-of-year accounts, and the status report compiled together with the GROUP status report as of 31st December 2004, were audited by the account auditor Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Regensburg office, and each was awarded an unconditional audit certificate.

All of the Supervisory Board members were given the audited KRONES AG and GROUP end-of-year accounts and the summarised status report as of 31st December 2004 in good time for personal examination. The examined end-of year accounts and the summarised status report were the subject of the Supervisory Board's balance-sheet meeting which took place on 27th April 2005. The auditors also took part in the meeting and provided the Supervisory Board with a report about their audit and it main areas of focus.

The Supervisory Board registered the auditor's result with approval. Following the closing audit findings reported by the Supervisory Board, no objections were made. The Supervisory Board approved the KRONES AG end-of year accounts, the GROUP accounting procedure and the proposed distribution of the balance-sheet profit. The KRONES GROUP end-of-year accounts are thus finalised.

The Supervisory Board endorses the Executive Board's proposal of the disposal of the accumulated profit which involves issuing a dividend of € 1.30 per ordinary share of the capital stock eligible for dividend, amounting to € 26.9 m.

The members of the Supervisory Board would like to thank the Executive Board, all of the GROUP's managing bodies, the works councils and all of the employees for their responsible and committed work during 2004.

Neutraubling, April 2005

The Supervisory Board



Dr. Lorenz M. Raith
Chairman



With the first aseptic screw capper, KRONES found a solution to meet the high demands to be fulfilled during aseptic filling. In this completely newly constructed screw capper, only those machine components which are absolutely necessary are located above the bottle guide. This repositioning improves the microbiological environmental conditions and optimises the aseptic bottle sealing process.

KRONES AG and GROUP end-of-year accounts

KRONES GROUP balance sheet

Assets	Appendix	31.12.2004 €k	31.12.2004 €k	31.12.2003 €k	31.12.2003 €k
A. Fixed assets					
I. Intangible assets	1				
1. Industrial property rights and similar rights and values, as well as licences thereto		13,651		13,935	
2. Advanced payments		478		93	
			14,129		14,028
II. Tangible assets	2				
1. Land and buildings including buildings on third-party land		161,769		164,070	
2. Technical plants and machinery		30,626		33,677	
3. Other plant, factory and office equipment		32,037		33,122	
4. Advance payments and construction in progress		3,032		1,169	
			227,464		232,038
III. Financial assets	3				
1. Shares in subsidiaries		16,893		17,505	
2. Investments in other companies		147		17	
3. Loans to other affiliated companies				5	
4. Long-term securities		307		381	
5. Other long-term loans receivable		9,146		7.919	
			26,493		25,827
			268,086		**271,893**
B. Current assets					
I. Inventories	4				
1. Inventories		308,916		228,966	
2. Payments made on account		8,565		5,062	
3. Payments received on orders		-114,961		-83,853	
			202,520		150,175
II. Accounts receivable and other assets	5				
1. Accounts receivable (trade debtors)		389,902		368,263	
2. Due from affiliated companies		11,508		10,053	
3. Other assets		43,357		11,134	
			444,767		389,450
III. Securities	6				
Other securities			13		677
IV. Liquid funds	7		74,593		55,290
			721,893		**595,592**
C. Prepaid expenses and accrued income			3,985		2,947
Balance-sheet total			**993,964**		**870,432**

Liabilities	Appendix	31.12.2004 €k	31.12.2004 €k	31.12.2003 €k	31.12.2003 €k
A. Capital stock					
I. Subscribed capital	8				
1. Ordinary shares		26,922		17,782	
2. Preference shares		–		9,140	
			26,922		26,922
II. Capital reserve			103,703		103,703
III. Revenue reserve					
1. Legal reserve		51		51	
2. Other revenue reserves	9	268,775		231,964	
Including offset active balance from initial consolidation T€ 236					
			268,826		232,015
IV. Unappropriated retained earnings	10		81,251		70,585
V. Shares in third-party ownership	11		1,907		1,908
			482,609		**435,133**
B. Provisions and accruals	12				
1. Provisions for pensions and similar obligations		49,255		44,651	
2. Provisions for taxes		14,035		22,003	
3. Other provisions		268,320		210,212	
			331,610		**276,866**
C. Shareholder's equity and liabilities	13				
1. Due to banks		824		5,873	
2. Accounts payable		113,439		80,684	
3. Due to affiliated companies		15,142		11,874	
4. Other liabilities		48,962		58,800	
			178,367		**157,231**
D. Deferred income			**1,378**		**1,202**
Balance-sheet total			**993,964**		**870,432**

KRONES GROUP profit-and-loss account

	Appendix	2004 €k	2004 €k	2003 €k	2003 €k
Sales revenues	16	1,524,310		1,435,199	
Change in product inventories and work in progress		31,326		-27,602	
Capitalised cost of self-constructed assets		3,628		3,732	
Other operating income	17	40,851	**1,600,115**	77,739	**1,489,068**
Cost of materials	18				
a) Cost of raw materials, consumables and purchased materials		-658,878		-547,238	
b) Cost of purchased services		-78,027	**-736,905**	-80,324	**-627,562**
Personnel expenses	19				
a) Wages and salaries		-396,458		-396,086	
b) Social security contributions, pension and welfare costs		-87,070	**-483,528**	-90,531	**-486,617**
Depreciation	20				
a) Depreciation of intangible fixed assets and tangible assets		-39,273		-39,794	
b) Depreciation of current asset items, which do not exceed those depreciations common to incorporated firms		—		-271	
Other operating expenses	21	-243,315		-226,250	
Investment income	22	185		150	
Income from other investments and long-term loans	22	15		13	
Other interest and similar income	22	10,522		11,130	
Amortisation of financial assets	22	-3,000		-2	
Interest and similar expenses	22	-8,733	**-283,599**	-8,463	**-263,487**
Results from ordinary business activities			96,083		111,402
Taxes on income	23		-32,350		-47,501
Other taxes	23		-1,894		-3,480
Net income Group			**61,839**		**60,421**
Profit carried forward from previous year			44,787		34,196
Profit due from non-Group sources	24		-620		-1,872
Loss due from non-Group sources			245		91
Allocation to other revenue reserves			-25,000		-22,251
Unappropriated retained earnings			**81,251**		**70,585**

KRONES GROUP statement of sources and application of funds

	2004 €k	2003 €k
Periodic profit	61,839	60,421
Depreciation of fixed assets	42,273	39,796
Increase in provisions and accruals	56,314	2,078
Other non-transactional measures	-21,743	-7,533
Profit from the sale of fixed assets	-681	-791
Increase in inventories, accounts receivable and other assets not attributable to investment or financing activity	-87,972	-29,270
Increase in accounts payable and other liabilities not attributable to investment or financing activity	25,903	18,675
Cash flow from current trade activities	**75,933**	**83,376**
Proceeds from sales of tangible fixed assets	2,630	3,545
Moneys paid out for investment in tangible assets	-30,231	-41,797
Proceeds from sales of intangible assets	108	109
Moneys paid out for investment in intangible assets	-7,281	-8,242
Proceeds from sales of long-term investments	66	294
Moneys paid out for investment in financial assets	-3,741	-1,725
Moneys paid out for the acquisition of consolidated companies and other business units	-600	-154
Cash flow from investment	**-39,049**	**-47,970**
Moneys paid out to shareholders/minority shareholders	-11,942	-10,889
Moneys paid out for the repayment of loans and financial credits	-5,053	-1,933
Cash flow from financial activities	**-16,995**	**-12,822**
Change in liquid funds	19,889	22,584
Changes to liquid funds due to exchange rates, consolidation and evaluation	-1,250	-2,822
Liquid fund on January 1st	55,967	36,205
Liquid fund on December 31st	**74,606**	**55,967**

Analysis of KRONES GROUP fixed assets

	Purchase/manufacturing costs					
	01.01.2004	Additions	Disposals	Book transfers	Currency differences	31.12.2004
	€k	€k	€k	€k	€k	€k
I. Intangible fixed assets						
1. Industrial property rights and similar rights and values, as well as licences thereto	48,606	6,888	557	8	-44	54,901
2. Payments made on account	93	393	–	-8	–	478
	48,699	**7,281**	**557**	**0**	**-44**	**55,379**
II. Tangible fixed assets						
1. Land and buildings including buildings on third-party land	241,426	4,809	722	70	-985	244,598
2. Technical plants and machinery	153,680	6,654	7,812	–	-923	151,599
3. Other plant, factory and office equipment	147,921	15,885	10,110	237	-815	153,118
4. Advance payments and construction in progress	1,178	2,883	668	-307	-54	3,032
	544,205	**30,231**	**19,312**	**0**	**-2,777**	**552,347**
III. Financial assets						
1. Shares in subsidiaries	17,518	2,388	–	–	–	19,906
2. Investments in other companies	503	84	–	–	–	587
3. Loans to participating companies	320	–	5	–	–	315
4. Long-term securities	389	6	71	–	-9	315
5. Other long-term loans receivable	7,919	1,263	36	–	0	9,146
	26,649	**3,741**	**112**	**–**	**-9**	**30,269**
	619,553	**41,253**	**19,981**	**0**	**-2,830**	**637,995**

Depreciation						Net book value	
01.01.2004	Additions	Disposals	Book transfers	Currency differences	31.12.2004 Cumulative	31.12.2004	31.12.2003
€k	€k	€k	€k	€k	€k	€k	€k
34,671	7,061	449	–	-33	41,250	13,651	13,935
–	–	–	–	–	–	478	93
34,671	**7,061**	**449**	**–**	**-33**	**41,250**	**14,129**	**14,028**
77,356	6,170	254	9	-452	82,829	161,769	164,070
120,003	9,366	7,505	–	-891	120,973	30,626	33,677
114,799	16,676	9,604	–	-790	121,081	32,037	33,122
9	–	–	-9	0	–	3,032	1,169
312,167	**32,212**	**17,363**	**0**	**-2,133**	**324,883**	**227,464**	**232,038**
13	3,000	–	–	–	3,013	16,893	17,505
486	–	46	–	–	440	147	17
315	–	–	–	–	315	–	5
8	–	–	–	–	8	307	381
–	–	–	–	–	–	9,146	7,919
822	**3,000**	**46**	**–**	**–**	**3,776**	**26,493**	**25,827**
347,660	**42,273**	**17,858**	**0**	**-2,166**	**369,909**	**268,086**	**271,893**

KRONES GROUP segment reporting

Segment reporting	Machines and lines for beverage production/process technology		Machines and lines for product filling and decoration	
	2004	2003	2004	2003
	in €k	in €k	in €k	in €k
Sales revenues	169,951	151,858	1,296,002	1,217,778
of which Germany	18,235	13,051	261,870	270,979
of which rest of Europe	91,787	64,419	470,686	418,150
of which other regions	59,929	74,388	563,446	528,649
Depreciation	2,220	2,253	35,624	36,639
Other interest received and similar income	1,023	1,455	10,683	10,703
Interest and similar expenses paid	456	326	8,692	8,283
Taxes on income and revenue	769	1,847	29,785	43,740
Net income Group	350	1,843	61,216	54,282
Assets	132,729	91,026	885,747	784,069
of which Germany	121,622	77,715	715,251	635,880
of which rest of Europe	11,107	13,311	73,115	58,904
of which other regions	—	—	97,381	89,285
Debts	101,702	57,406	397,222	339,003
Investments	1,506	1,266	36,231	48,612
of which Germany	1,051	1,051	32,757	45,718
of which rest of Europe	455	215	699	1,355
of which other regions	—	—	2,775	1,539
Return on sales	**0.2%**	**1.2%**	**4.7%**	**4.5%**

Machines and lines for the low output range (KOSME)		Consolidation		KRONES GROUP	
2004	2003	2004	2003	2004	2003
in €k	in €k	in €k	in €k	in €k	in €k
58,357	65,563			1,524,310	1,435,199
1,417	3,282			281,522	287,312
43,097	50,375			605,570	532,944
13,843	11,906			637,218	614,943
1,429	1,173			39,273	40,065
194	142	-1,378	-1,170	10,522	11,130
963	1,024	-1,378	-1,170	8,733	8,463
1,796	1,914			32,350	47,501
542	4,296	-269	–	61,839	60,421
47,098	41,041	-71,610	-45,704	993,964	870,432
–	–	-69,955	-42,730	766,918	670,865
47,098	41,041	-1,487	-2,716	129,833	110,540
–	–	-168	-258	97,213	89,027
33,408	38,741	-71,610	-45,704	460,722	389,446
3,516	1,886			41,253	51,764
–	–			33,808	46,769
3,516	1,886			4,670	3,456
–	–			2,775	1,539
0.9%	**6.6%**			**4.1%**	**4.2%**

Analysis of KRONES GROUP capital and reserves

	Parent company						
	Subscribed capital	Capital reserves	Revenue reserves	Currency differences in equity capital	Group profit brought forward	Current Group profit	Equity capital
	€k	€k	€k	€k	€k	€k	€k
As of 31st December 2002	**26,922**	**103,703**	**224,970**	**-15,453**	**11,342**	**57,313**	**408,797**
Carried forward to the new account					57,313	-57,313	–
Dividend payments					-10,889		-10,889
Group year-end surplus 2003						58,640	58,640
Allocations to revenue reserves			44,751		-44,751		–
Currency differences				-5,167	-1,070		-6,237
Changes in consolidated group			-35,863	18,777			-17,086
As of 31st December 2003	**26,922**	**103,703**	**233,858**	**-1,843**	**11,945**	**58,640**	**433,225**
Carried forward to the new account					58,640	-58,640	–
Dividend payments					-11,942		-11,942
Group year-end surplus 2004						61,464	61,464
Allocations to revenue reserves			39,000		-39,000		–
Currency differences				-1,953	144		-1,809
Changes in consolidated group			-236				-236
As of 31st December 2004	**26,922**	**103,703**	**272,622**	**-3,796**	**19,787**	**61,464**	**480,702**

Minority shareholders			Group equity capital
Shares in capital	Shares in result	Equity capital	
€k	€k	€k	€k
1	**0**	**1**	**408,798**
		–	–
		–	-10,889
	1,781	1,781	60,421
		–	–
		–	-6,237
126		126	-16,960
127	**1,781**	**1,908**	**435,133**
		–	–
		–	-11,942
	375	375	61,839
		–	–
		–	-1,809
-409	33	-376	-612
-282	**2,189**	**1,907**	**482,609**

KRONES AG balance sheet

Assets	Appendix	31.12.2004 €k	31.12.2004 €k	31.12.2003 €k	31.12.2003 €k
A. Assets					
I. Intangible assets	1				
Industrial property rights and similar rights and values, as well as licences thereto			12,375		12,369
II. Tangible assets	2				
1. Land and buildings including buildings on third-party land		111,952		111,984	
2. Technical plants and machinery		27,907		31,923	
3. Other plant, factory and office equipment		25,752		26,085	
4. Advance payments and construction in progress		2,022		292	
			167,633		170,284
III. Financial assets	3				
1. Shares in subsidiaries		83,404		85,646	
2. Loans to subsidiaries		25,900		18,100	
3. Investments in other companies		100		16	
4. Loans to affiliated companies		–		5	
5. Long-term securities		135		133	
6. Other long-term loans receivable		9,061		7,832	
			118,600		111,732
			298,608		**294,385**
B. Current assets					
I. Inventories	4				
1. Raw materials and supplies		68,718		56,093	
2. Work in progress		88,825		68,363	
3. Finished goods and goods for resale		51,973		55,351	
4. Payments made on account		3,836		4,964	
5. Payments received on orders		-51,512		-67,387	
			161,840		117,384
II. Accounts receivable and other assets	5				
1. Accounts receivable (trade debtors)		218,092		234,139	
2. Due from affiliated companies		79,965		67,681	
3. Other assets		37,976		6,449	
			336,033		308,269
III. Liquid funds	7		34,044		28,795
			531,917		**454,448**
C. Prepaid expenses and accrued income			**1,461**		**944**
Balance-sheet total			**831,986**		**749,777**

Liabilities	Appendix	31.12.2004 €k	31.12.2004 €k	31.12.2003 €k	31.12.2003 €k
A. Capital stock					
I. Subscribed capital	8				
1. Ordinary shares		26,922		17,782	
2. Preference shares (without voting rights)		–		9,140	
			26,922		26,922
II. Capital reserve			103,703		103,703
III. Revenue reserve					
1. Legal reserve		51		51	
2. Other revenue reserves	9	283,466		244,466	
			283,517		244,517
IV. Unappropriated retained earnings	10				
1. Profit carried forward		668		636	
2. Year-end surplus after transfer of revenue reserves		29,059		25,973	
			29,727		26,609
			443,869		**401,751**
B. Provisions and accruals	12				
1. Provisions for pensions and similar obligations		43,164		38,858	
2. Provisions for taxes		7,725		18,104	
3. Other provisions		188,329		167,478	
			239,218		**224,440**
C. Liabilities	13				
1. Due to banks		0		0	
2. Accounts payable		73,151		56,311	
3. Due to affiliated companies		49,053		28,225	
4. Other liabilities		26,695		39,050	
			148,899		**123,586**
Balance-sheet total			**831,986**		**749,777**

KRONES AG profit-and-loss account

	Appendix	2004 €k	2004 €k	2003 €k	2003 €k
Sales revenues	16	1,320,439		1,184,539	
Change in product inventories and work in progress		21,496		-7,285	
Capitalised cost of self-constructed assets		3,322		3,732	
Other operating income	17	29,731	**1,374,988**	33,918	1,214,904
Cost of materials	18				
a) Cost of raw materials, consumables and purchased materials		-620,344		-507,390	
b) Cost of purchased services		-82,627	**-702,971**	-64,419	**-571,809**
Personnel expenses	19				
a) Wages and salaries		-310,899		-311,337	
b) Social security contributions, pension and welfare costs		-65,717	**-376,616**	-68,750	**-380,087**
Depreciation of intangible fixed assets and tangible assets	20	-32,776		-32,890	
Other operating expenses	21	-197,258		-162,002	
Investment income	22	8,758		7,811	
Income from other investments and long-term loans	22	9		8	
Other interest and similar income	22	7,682		7,074	
Amortisation of financial assets	22	-3,000		-2	
Interest and similar expenses paid	22	-5,995	**-222,580**	-5,463	**-185,464**
Results from ordinary business activities			72,821		77,544
Extraordinary income, extraordinary profit/loss			–		10,485
Taxes on income and earnings	23		-17,636		-37,795
Other taxes	23		-1,126		-2,261
Net income			**54,059**		**47,973**
Profit carried forward from previous year			668		636
Allocation to other revenue reserves			-25,000		-22,000
Balance-sheet profit			**29,727**		**26,609**

KRONES AG statement of sources and application of funds

	2004 T€	2003 T€
Periodic profit	54,059	37,488
Depreciation of fixed assets	35,776	32,892
Increase in provisions and accruals	14,778	11,513
Other non-transactional measures	-17,809	4,238
Profit from the sale of fixed assets	-376	-6
Increase in inventories, accounts receivable and other assets not attributable to investment or financing activity	-54,928	-21,353
Increase in accounts payable and other liabilities not attributable to investment or financing activity	25,314	26,338
Cash flow from current trade activities	**56,814**	**91,110**
Proceeds from sales of tangible fixed assets	847	869
Moneys paid out for investment in tangible assets	-24,176	-36,504
Proceeds from sales of intangible assets	—	2
Moneys paid out for investment in intangible assets	-6,426	-7,513
Proceeds from sales of long-term investments	39	117
Moneys paid out for investment in financial assets	-9,907	-21,623
Cash flow from investment	**-39,623**	**-64,652**
Moneys paid out to share holders	-11,942	-10,889
Cash flow from financial activities	**-11,942**	**-10,889**
Change in liquid funds	5,249	15,569
Non-transactional changes due to merger	—	3
Liquid fund on January 1st	28,795	13,223
Liquid fund on December 31st	**34,044**	**28,795**

Analysis of KRONES AG fixed assets

	Purchase/manufacturing costs			
	01.01.2004	U = book transfers Additions	U = book transfers Disposals	31.12.2004
	€k	€k	€k	€k
I. Intangible assets				
Industrial property rights and similar rights and values, as well as licences thereto	**43,135**	**6,426**	**249**	**49,312**
II. Tangible assets				
1. Land and buildings including buildings on third-party land	167,408	U 34 4,327	100	171,669
2. Technical plants and machinery	134,835	4,911	7,653	132,093
3. Other plant, factory and office equipment	112,492	U 237 12,937	5,961	119,705
4. Advance payments and construction in progress	292	2,001	U 271 –	2,022
	415,027	U 271 **24,176**	U 271 **13,714**	**425,489**
III. Financial assets				
1. Shares in subsidiaries	130,647	758	–	131,405
2. Loans to subsidiaries	18,100	7,800	–	25,900
3. Investments in other companies	16	84	–	100
4. Loans to affiliated companies	320	–	5	315
5. Long-term securities	138	2	–	140
6. Other long-term loans receivable	7,832	1,263	34	9,061
	157,053	**9,907**	**39**	**166,921**
	615,215	U 271 **40,509**	U 271 **14,002**	**641,722**

	Depreciation				Net book value	
	01.01.2004	Additions	Disposals	31.12.2004	31.12.2004	31.12.2003
	€k	€k	€k	€k	€k	€k
	30,766	**6,420**	**249**	**36,937**	**12,375**	**12,369**
	55,424	4,293	–	59,717	111,952	111,984
	102,912	8,623	7,349	104,186	27,907	31,923
	86,407	13,440	5,894	93,953	25,752	26,085
	–	–	–	–	2,022	292
	244,743	**26,356**	**13,243**	**257,856**	**167,633**	**170,284**
	45,001	3,000	–	48,001	83,404	85,646
	–	–	–	–	25,900	18,100
	–	–	–	–	100	16
	315	–	–	315	–	5
	5	–	–	5	135	133
	–	–	–	–	9,061	7,832
	45,321	**3,000**	**–**	**48,321**	**118,600**	**111,732**
	320,830	**35,776**	**13,492**	**343,114**	**298,608**	**294,385**

Notes for KRONES AG and the GROUP

General information

The explanatory notes below relate to the year-end results of both the public limited company KRONES AG, Neutraubling (KRONES AG), and the consolidated financial statement of KRONES AG, Neutraubling (KRONES GROUP). Except where expressly stated, the comments apply to both sets of results.

KOSME GES. M.B.H., Sollenau, Austria, is making use of its claim to exoneration as regards its duty to present sub-group end-of-year accounts as stated in article 245 HGB (Austria) of Austrian law.

■ Statutory principles

The year-end results and GROUP results of KRONES AG have been prepared in accordance with the rules laid down in Volume Three of the HGB and AktG laws.

The GROUP year-end results apply the entity principle prescribed in §297, Section 3, Para. 1 of the HGB.

The profit-and-loss account was prepared in accordance with the »total cost« accounting principle.

■ Companies embraced by consolidation

The GROUP year-end accounts dated 31st December 2004 include, in addition to KRONES AG, all major domestic and foreign subsidiaries for which KRONES AG is in possession of more than 50% franchise. They incorporate the year-end results of five domestic and sixteen foreign subsidiaries (full consolidation).

In the trading year, KOSME S.R.L., Roverbella, Italy acquired a further 10.0% of shares in KEBER S.R.L., Roverbella, Italy. Initial consolidation was effected at the time of acquisition.

Active asset differences which are the result of these initial consolidations are openly set off against revenue reserves.

Because of their minor significance for the portrayal of the GROUP's assets, finances and results, the nineteen direct and six indirect subsidiaries are not embraced by the consolidated accounts. The application of § 311, para. 2 of the HGB is also waived because of the subsidiaries' minor significance for the portrayal of the assets, finances and results. A list of shareholdings has been deposited with the Registrar of Companies.

Consolidation principles

The end-of-year accounts of companies included within the GROUP end-of-year accounts are always prepared in accordance with uniform balance sheet and valuation principles. They have all been prepared by the appointed day for the GROUP year-end results.

Capital consolidation is performed according to the book value method. In the GROUP balance sheet, the fixed assets and debts of subsidiaries are stated instead of the book value of shareholdings. The purchase costs of shareholdings are offset against the proportional equity capital at the time of purchase or when first consolidated. If the purchase costs are higher than the proportional equity capital, the difference is wholly or partly allocated to the assets of the subsidiary. Residual asset differences are offset against the GROUP profit reserves or capitalised as goodwill. Differences classed as liabilities that arise from capital consolidation are allocated to GROUP reserves according to their balance sheet category.

Third-party shareholdings in the equity of consolidated companies are reported as shareholdings in third-party possession.

Other consolidations concern the totalling of receivables and liabilities, and reportable guarantee agreements with or benefiting the companies included. Internal GROUP sales and other revenue items are offset against the relevant internal GROUP expenditure items.

The intermediate results from goods and services inside the GROUP are not eliminated, as they are of minor importance to the portrayal of the GROUP's assets, finances and results.

With the exception of normal goods and services transactions, included GROUP companies did not purchase any items from other consolidated GROUP companies. Consequently, an additional interim profit elimination is not required.

Currency conversion

KRONES AG's functional currency is the euro. Receivables and liabilities in a currency which is different to the functional currency are valued at the rate applicable when originally entered in the accounts or, where forward exchange cover was secured, at the cover rate. Where exchange rates produce losses not yet realised by the balance sheet date, these are accounted for as appropriate. Unrealised exchange-rate profits are not reported.

For items in the GROUP balance sheet, including the profit for the year, currency conversion of the year-end accounts of the foreign GROUP subsidiaries is performed at the rate applicable on the balance sheet date. GROUP profit-and-loss account entries are converted at the average rates for the year.

Exchange-rate differences from the previous year arising from capital consolidation are always offset against the other profit reserves such that it does not affect the results. Conversion differences in the GROUP profit-and-loss account are accounted for under currency differences in equity capital, particularly the difference between the year-end result at average rates, and the year-end-result reported in the profit-and-loss account at accounting date rates, the latter of which agrees with the balance sheet statement.

The first-time application of DRS regulation 14 »currency conversion« resulted in an asset difference amounting to € 403 k, which was listed under equity capital currency differences.

Foreign exchange differences arising from debt consolidation are included either under other operating revenues or other operating expenditure, such that they affect the result.

Accounting and valuation methods

Accounting and valuation are performed in accordance with the rules applicable to incorporated firms. Variant methods as specified in §§ 284, section 2 number 3, 313, section 1 number 3 of the HGB have not been employed.

■ Assets

Purchases of intangible asset items are recorded at fiscally mandatory capitalised purchase cost and are written off in equal instalments according to their expected useful life of between 3 and 20 years.

Tangible assets are valued at purchase or production cost less budgeted depreciation. The production costs of self-manufactured plants include both directly calculable costs and a portion of general overheads.

Tangible fixed assets are written down at the highest fiscally permissible rates. In the 2004 trading year, the new AfA tables and the maximum degressive depreciation rate of 20 % were implemented for accruals. Buildings and non real-estate fixed asset items belonging to KRONES AG are, where permissible, depreciated degressively, whilst all other fixed asset items are depreciated in equal instalments. The method of depreciation applied to non-real-estate fixed assets is changed from degressive to straight-line if this yields a higher rate of depreciation.

Budgeted depreciation of fixed asset items is calculated on the basis of the following service-life periods, applied uniformly within each category:

Buildings	25—50 years
Machinery	5—10 years
Fixtures, fittings, tools and equipment	5—13 years
Computer software/other rights	3—4 years

Low value asset items are depreciated in full in the year of acquisition and are recorded as a disposal in the following year.

Shares in affiliated undertakings and holdings are entered at purchase cost less the appropriate depreciation.

Securities and loans are reported at their face value or at current market value if lower; no re-instatements to original values were necessary.

Inventories are valued at purchase or production cost or, if lower, at current value.

Manufacturing costs of finished and unfinished goods and work in progress include production materials and wages as well as mandatory fiscally capitalised material and overhead costs. Prices are reduced to the lower reportable value in accordance with the minimum value principle. This reduction takes account of all stock risks arising from limited marketability or from duration of storage, that were identifiable at the date of the year-end account.

Accounts receivable and other assets are valued at purchase cost. Identifiable risks are ac counted for by individual adjustments, whilst the general credit and financing risk is allowed for by a lump-sum adjustment. Receivables from previous years and those long overdue for settlement are generally discounted according to the anticipated date of settlement. Foreign currency receivables from exports are always recorded at the rate applicable on the date of posting or, if lower, at the rate applicable on the balance sheet date. Items secured by forward rate cover are entered at the secured rate.

Current asset investments are entered either at purchase cost or, if lower, at the stock-exchange price.

The prepayments and accrued income item was compiled to the extent permitted under commercial law.

■ **Liabilities**

The listed pension provisions were calculated using the fractional value method.

Other reserves are formed for those accounts payable which constitute a burden on assets and whose amount or date of incidence is the subject of uncertainty. They are formed for all identifiable risks and insecure commitments according to reasonable commercial judgement. Valuation is made by reference to the probable amount.

Liabilities are recorded at either the nominal amount or, if higher, at the repayment amount. Foreign currency commitments not secured by forward rate cover arising from goods and services provided are entered under liabilities at the selling rate when the invoice was received, or at the selling rate on the balance sheet date if higher.

Figures for liabilities arising from acceptances, warranties and guarantee contracts represent the value-dated amount at the balance sheet date.

Commentary on the balance sheet

■ **Assets**

Fixed Assets

Fixed asset items listed in the balance sheets are shown on pages 96/97 and 106/107. The book/balance sheet figures shown are determined by reference to purchase or production costs in application of the principle of recording all planned receipts and expenditures in the budget.

1 **Intangible assets**

The amount for additions within both the GROUP and AG essentially relates to computer software licences.

2 **Tangible assets**

The additions under land and buildings derive from land purchases and expansions at KRONES AG (€ 4,327 k), as well as the expansion of the Raubling plant. Investments in other tangible assets to the value of € 25,903 k in the GROUP were mainly related to the capacity-boosting and modernisation of our production sites.

3 **Financial assets**

Additions to the KRONES AG financial assets essentially comprise loans to the KOSME group and the foundation of the company KRONES MACHINERY (TAICANG) CO. LTD.

4 **Inventories**

The value of KRONES AG inventories rose by 15.5 % compared to the previous year. At GROUP level, inventories rose by 35.7 %. Approximately 36.2 % of these were prefinanced using customer down-payments.

5 Accounts receivable and other assets

KRONES AG	31.12.2004	Of which residual term > 1 year	31.12.2003	Of which residual term > 1 year
	€ k	€ k	€ k	€ k
Accounts receivable (trade debtors)	218,092	11,751	234,139	23,473
Due from affiliated companies	79,965	—	67,681	—
Other assets	37,976	3,871	6,449	3,292
	336,033	**15,622**	**308,269**	**26,765**

Of the total KRONES AG accounts receivable, 23.7 % are due from domestic customers and 76.3 % from foreign customers.

KRONES GROUP	31.12.2004	Of which residual term > 1 year	31.12.2003	Of which residual term > 1 year
	€ k	€ k	€ k	€ k
Accounts receivable (trade debtors)	389,902	21,538	368,263	29,998
Due from affiliated companies	11,508	—	10,053	—
Other assets	43,357	748	11,134	4,044
	444,767	**22,286**	**389,450**	**34,042**

The accounts receivable from affiliated companies are the result of services within the GROUP for subsidiaries not embraced by consolidation.

6 Short-term securities

This heading reports financial assets invested in fixed-rate securities.

7 Liquid funds

	KRONES AG		KRONES GROUP	
	31.12.2004	31.12.2003	31.12.2004	31.12.2003
	€ k	€ k	€ k	€ k
Cash on hand	13	31	75	142
Cash in bank accounts	34,031	28,764	74,518	55,148
	34,044	**28,795**	**74,593**	**55,290**

8 Subscribed capital

KRONES AG's capital amounts to € 26,922,135.36.

The Annual General Meeting held on 23rd June 2004 and the special meeting of preference shareholders on the same day passed a resolution permitting the conversion of preference shares into ordinary shares. It is divided into 10,531,024 registered ordinary shares.

The Annual General Meeting on 19th June 2002 and the special meeting of preference shareholders on the same day passed a resolution establishing a stock of approved capital. The Executive Board, with the approval of the Supervisory Board, is permitted to use this approved capital to increase the share capital by issuing new registered ordinary shares, once or more than once, in exchange for cash deposits of up to € 10,000,000.00. This it may do before 31st May 2007. Shareholders must be granted subscription rights to these shares.

The Annual General Meeting passed a resolution on 23rd June 2004 that the company is authorised to purchase and sell its own company shares on its behalf until 23rd December 2005. The inventory of stock acquired for this purpose, together with the other company shares which the company has already acquired and still owns, must not exceed 10% of KRONES AG's approved capital. The lowest counter value to which a company-owned share can be purchased is to be fixed at the mean value of the unitary rate for this share on the Frankfurt stock exchange over the last five days of trading prior to the Executive Board's decision to purchase, minus 10 %. The highest counter value is fixed at this mean value plus 10%.

At the Annual General Meeting on 23rd June 2004, a resolution was passed which, with the approval of the Supervisory Board, empowers the Executive Board to call in its own shares in KRONES AG without this requiring an Annual General Meeting resolution. This can be exercised for the shares as a whole or in part.

9 Other revenue reserves

KRONES AG	2004	2003
	€ k	€ k
Level at 1st January	244,466	199,966
Allocated from net income by the Executive Board	25,000	22,000
Allocated from net income at the Annual General Shareholders' Meeting	14,000	22,500
Level at 31st December	**283,466**	**244,466**

KRONES GROUP	2004	2003
	€ k	€ k
Level at 1st January	231,964	209,466
Profit-neutral foreign exchange effects	-1,953	-5,167
Allocated from previous year's balance-sheet profit	14,000	22,500
Allocated from Group net income	25,000	22,251
Deduction/difference from capital consolidation	-236	-14,970
Deduction from final consolidation	–	-2,116
Level at 31st December	**268,775**	**231,964**

10 Unappropriated retained earnings

	KRONES AG		KRONES GROUP	
	2004	2003	2004	2003
	€ k	€ k	€ k	€ k
(Group) net income after allocation to revenue reserves (and profit shares to non-Group sources)	29,059	25,973	36,464	36,389
Profit carried forward	668	636	44,787	34,196
Unappropriated retained earnings	**29,727**	**26,609**	**81,251**	**70,585**

11 Shares in third-party ownership

The balancing entry in the GROUP balance sheet for shares in third-party ownership represents third-party equity holdings and profit shares in the KOSME sub-group.

12 Provisions and accruals

Pension regulations stipulate that employees who had joined KRONES AG by the 1999 trading year have a right to retirement, disability and widow's pensions. The entry for pension provisions is based upon expert actuarial opinion. Amounts are determined by applying an interest rate of predominately 5.5 % on the basis of the 1998 table of guidelines. Indirect pensions payable which are not covered by the KRONES welfare fund e.V. amount to € 1,842 k.

Tax reserves make provision for anticipated tax payments to be paid by KRONES AG and the KRONES subsidiaries. Potential taxes amounting to € 396 k are contained in the GROUP.

Other provisions cover all identifiable risks and other uncertain commitments.

In KRONES AG, these mainly comprise provisions for semi-retirement (€ 32,308 k), installation services yet to be provided (€ 37,983 k) and guarantees (€ 44,820 k).

In the KRONES GROUP, provisions are included for personnel expenses (€ 76,566 k), administration expenses (€ 1,458 k) and for threatened losses (€ 10,572 k).

13 Liabilities

Out of the listed liabilities of the KRONES GROUP which are due to banks, € 186 k are due in 1 to 5 years and the remainder due within one year.

The liabilities from affiliated companies are the result of services within the GROUP.

Out of the KRONES AG liabilities listed, € 595 k of other liabilities have a residual term of between one and five years. All other liabilities have a residual term of less than one year. No securities are pledged.

Other KRONES AG liabilities include liabilities from taxes to the value of € 4,710 k (previous year: € 5,314 k), as well as social security liabilities to the amount of € 9,158 k (previous year: € 8,757 k). The other KRONES GROUP liabilities include liabilities from taxes to the value of € k 14,694 (previous year: € 26,614 k), as well as social security liabilities to the amount of € 12,507 k (previous year: € 11,487 k).

14 Contingencies

	KRONES AG		KRONES GROUP	
	31.12.2004	31.12.2003	31.12.2004	31.12.2003
	€ k	€ k	€ k	€ k
Acceptance liabilities	46,921	27,393	56,448	27,553
Liabilities on guarantees and warranty agreements	58,298	19,815	29,207	20,183
	105,219	**47,208**	**85,655**	**47,736**

Acceptance liabilities are the product of the issue and transfer of commodity bills. Guarantees and warranty agreements consist both of cover for instalment payments and balance of price payments, and of guarantees arising from credit insurance contracts.

15 Other financial liabilities

	KRONES AG		KRONES GROUP	
	31.12.2004	31.12.2003	31.12.2004	31.12.2003
	€ k	€ k	€ k	€ k
Rental and leasing contracts	22,651	25,216	28,086	32,134
Maintenance contracts	4,126	4,102	4,445	4,102
Commitments from orders	–	–	820	67
	26,777	**29,318**	**33,351**	**36,303**

Leasing liabilities result principally from a leasing agreement with a pre-emptive right on a site and factory building in Neutraubling.

Liabilities from maintenance contracts relate to computer hardware and software and to office communications equipment.

Commentary on the profit-and-loss account

16 Sales revenues

KRONES AG	2004	2003
Breakdown by region		
Germany	20.7%	23.0%
Rest of Europe	37.9%	36.8%
Other regions	41.4%	40.2%

KRONES GROUP	2004	2003
Breakdown by region		
Germany	18.5%	20.0%
Rest of Europe	39.7%	37.1%
Other regions	41.8%	42.9%

17 Other operating income

	KRONES AG		KRONES GROUP	
	31.12.2004	31.12.2003	31.12.2004	31.12.2003
Term-unrelated revenue	€ k	€ k	€ k	€ k
Revenue from the disposal of fixed assets	481	91	840	962
Revenue from the liquidation of reserves	987	5,342	6,815	7,572
Revenue from the abatement of one-off and lump sum adjustments to receivables	8,976	182	13,216	666
Revenue from the appreciation of fixed asset items	–	–	–	11,150
Other term-unrelated revenue	7,634	9,547	8,070	10,525
	18,078	**15,162**	**28,941**	**30,875**

The other term-unrelated revenue essentially comprises revenue gained from written-off accounts.

18 Cost of materials

The cost of materials within the GROUP amounted to 47.3% of total operating expenditure (previous year: 44.5%). Assessment changes as regards the marketability of inventories resulted in a reduction in the cost of materials to the value of € 10,818 k for KRONES AG and € 12,139 for the KRONES GROUP.

19 Personnel expenses

	KRONES AG		KRONES GROUP	
	2004	2003	2004	2003
	€ k	€ k	€ k	€ k
Wages and salaries	310,899	311,337	396,458	396,086
Social security contributions and expenses				
for pensions and welfare	65,717	68,750	87,070	90,531
of which for pensions	5,935	5,688	6,482	6,436
	376,616	**380,087**	**483,528**	**486,617**

Average number of staff during the year	KRONES AG		KRONES GROUP	
	2004	2003	2004	2003
Salaried staff	3,436	3,321	4,333	4,160
Wage-earning staff	3,322	3,418	4,196	4,279
Total	**6,758**	**6,739**	**8,529**	**8,439**

At KRONES AG during 2004, the average number of staff in training was 359 (previous year: 364).

20 Depreciation

Depreciation on intangible, tangible and financial fixed assets can be found in the table »Analysis of Fixed Assets« (pages 96/97 and 106/107).

21 Other operating expenses

Other operating expenses include term-unrelated expenses from losses related to the deduction of fixed assets to the value of € 105 k (previous year: € 85 k) for KRONES AG, as well as € 159 k (previous year: € 164 k) for the KRONES GROUP.

22 Financial result

	KRONES AG		KRONES GROUP	
	2004	2003	2004	2003
	€ k	€ k	€ k	€ k
Profit from shareholdings				
Investment revenue from affiliated companies	**8,758**	**7,811**	**185**	**150**
Income from other investments				
and long-term loans	9	8	15	13
Other interest revenue and similar income				
from affiliated companies	1,282	1,032	–	–
from other companies	6,400	6,042	10,522	11,130
Interest and similar expenses paid				
to affiliated companies	-1,016	-2,176	0	0
to other companies	-4,979	-3,287	-8,733	-8,463
Interest revenue	**1,696**	**1,619**	**1,804**	**2,680**
Amortisation of financial assets *	**-3,000**	**-2**	**-3,000**	**-2**
Financial result	**7,454**	**9,428**	**-1,011**	**2,828**

* The amortisation of financial assets is with regard to shares in KRONES S.A., Sao Paolo, Brazil.

23 Taxes

The heading »revenue and profit taxes« includes the trading year's tax burdens for the relevant periods. The taxes on earnings at KRONES AG include term-unrelated tax revenues to the value of € 240 k. The taxes on earnings for the KRONES GROUP include term-unrelated tax expenditures to the value of € 40 k and term-unrelated tax revenues to the value of € 661 k.

Other taxes reported include property tax and vehicle tax.

24 Profit due to third-party shareholders

This heading embraces the proportion of profits due to third-party shareholders in the KOSME sub-group.

Additional comments

25 Capital flow statement

The capital flow statement shows how the funds of the KRONES GROUP changed in the course of the reporting year through the inflow and outflow of funds. In it, the flow of funds is broken down into trading, investment and financial activities. The level of funds comprises the liquid funds and the securities from current assets.

In the cash flow from investment activities, investments in fixed assets to the value of € 41,253 k have been listed for the GROUP. The cash flow from financing activity includes paid dividends and the redemption of financial liabilities.

The € 18,639 k increase in the GROUP's liquid funds was fundamentally the result of the operative cash flow from business activities amounting to € 75,933 k. This is set against the outflow of funds from investments (€ 39,049 k) and financing activities (€ 16,995 k), as well as exchange-rate related changes to liquid funds.

The cash flow contains € 4,979 k of KRONES AG interest payments (previous year: € 3,287 k) and € 8,733 k of GROUP interest payments (previous year: € 8,463 k), as well as taxes on earnings amounting to € 28,016 k paid by KRONES AG (previous year: € 55,086 k) with € 40,317 k (previous year: € 67,508 k) being paid by the GROUP.

26 Segment reporting

The »machines and lines for beverage production/process technology« combines ANTON STEINECKER MASCHINENFABRIK GMBH, Freising, SYSKRON GMBH, Neutraubling, and SANDER HANSEN INTERNATIONAL A/S, Glostrup/Denmark

The KOSME sub-group was allocated to the new segment »machines and lines for the low output range«.

The remaining product divisions are embraced by the segment »machines and segments for product filling and decoration«.

The sales are allocated to different regions, according to where the customer is located. The depreciations relate to fixed asset items. GROUP internal sales are carried out at market prices.

»Total assets« covers fixed assets, current assets, prepayments and accrued income. The investments relate to the additions to fixed assets. The assets and investments are listed according to region depending on the location of the asset or investment object.

Debts comprise the short-term provisions and liabilities, as well as financial debts.

»Return on sales« illustrates the ratio of profit after tax to sales.

27 Derivative financial instruments

With a sales value of € 2.4 m, the KRONES AG's derivative financial instruments provide fundamental cover against exchange rate risks caused by the euro and the US dollar. The reconcilable sales value comprises both the difference between the forward rate and the official rate on the balance sheet date and the appropriate mark-ups and mark-downs for the expected rate development until the maturity date. The financial instruments are made up of forward exchange contracts and swaps to the volume of € 61.7 m.

28 **Renumeration of the Supervisory Board and Executive Board**

The total renumeration paid to the Supervisory Board amounted to € 132 k. There were no variable renumerations dependent on profit. The total renumeration paid to the Executive Board amounted to € 2,616 k of which € 965 k were variable renumerations dependent on profit. There are no share options.

Renumeration paid to former Board members amounted to € 585 k. Pension provisions paid to former Board members amounted to € 545 k.

29 **Shareholdings**

A list of shareholdings is deposited with the Registrar of Companies in Regensburg Civil Court (HRB 2344).

30 **Corporate governance code**

On the KRONES AG website, shareholders can access the Executive and Supervisory Boards' declaration on the corporate governance code, covered in paragraph 161 of Company Law, regarding the recommendations made public in the electronic federal journal on 7th November 2002, together with the amendments made on 4th July 2003 regarding the recommendations made public in the electronic federal journal on 21st May 2003. The variations are also listed.

31 **Notices**

Notification was given of the following holdings according to §§ 21 ff WpHG, as of 9th July 2004:

Shareholder designation	Total share of voting rights	Of which to be calculated acc. to § 22 section 2 WpHG (indirect voting right shares)
Mr. Volker Kronseder, Germany		43.92 %
Mr. Harald Kronseder, USA		43.92 %
Mr. Norman Kronseder, Germany	54.04 %	43.85 %
Mr. Gunther Kronseder, Germany		49.82 %
Beteiligungsgesellschaft Kronseder mbH, Germany		34.85 %
Kronseder Holding GmbH, Germany		53.84 %

32 **Relationships to closely associated persons:**

The persons and companies indicated § 21 ff WpHG exercise an influence on KRONES AG due to an existing voting-right pool contract.



Beer filtration is a fundamental process in beer manufacture. STEINECKER filtering systems stand for beer clarity, stability and a long shelf life. Our new twin flow system for filtration using kieselguhr ensures a homogenous flow in the entire candle filter system. The partial currents generated can each be adjusted independently. The filter speed can therefore be optimally adjusted to the respective beer filterability.

Supervisory Board and Executive Board

Following compliance with the implementation requirements of the 1976 Co-Determination Law in 1987, the Supervisory Board was extended from six to twelve Members. § 8, Par. 1 of the Articles of Association stipulates that six members are appointed from among the shareholders in accordance with the Shares Law (§§ 96, Par.1, 101 AktG). Six members are also appointed among company employees in accordance with § 1, Par. 1, § 7 Par. 1, Clause 1, No. 1 of the Co-Determination Law.

Supervisory Board

Dr. Lorenz M. Raith
Chairman
* ECKES AG
LEISTRITZ AG
MOLL AG
PRÜFTECHNIK AG
HEITEC AG

Paul Jogsch**
Deputy Chairman
Chairman of Central Works Council

Ernst Baumann
Member of the Executive Board of BMW AG

Rudolf Ederer
Lawyer

Herbert Gerstner**
Works Council

Dr. Klaus Heimann**
Director of the Youth, Training and Qualification Division of IG METALL
* MAN AG

Prof. Dr. Ing. Erich Kohnhäuser
President of the College of Higher Eduction in Regensburg

Norman Kronseder
Chief Executive of SAATZUCHT STEINACH GMBH
* BAYERISCHE FUTTERSAATBAU GMBH

Walter Meyer**
1st Head of the Branch IG METALL Administration Centre Regensburg
* DELPHI DEUTSCHLAND GMBH

Dr. Alexander Nerz
Lawyer

Anton Schindlbeck**
Head of Sales for Central European Region

Günter Walter **
Deputy Chairman of Central Works Council

Executive Board

Executive Board

Volker Kronseder
Chairman
Personnel Management and Social Affairs
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance and Accounting, Controlling, Information Management, Process Management
* WILDEN AG
KRONES INC., USA

Rainulf Diepold
Sales and Marketing

Werner Frischholz
Materials Management, Assembly, Manufacturing, After-Sales Service and Quality Assurance

Christoph Klenk
Research and Development, Engineering and Product Divisions

* Variant methods as specified in § 125, section 1, Clause 3 AktG
** Elected by staff

Furthermore, each of the Group companies is the responsibility of two members of the Executive Board, according to share ownership.



Approximately 90 % of spare parts for machines and lines currently in operation are continually on stock in our automated logistics centre in Neutraubling. We still supply original parts many years after line start-up. Seldom-needed parts are produced in our own spare parts manufacturing facilities and are promptly delivered. Thanks to stringent manufacturing tolerances, these parts also comply with the highest of quality requirements.

Proposal for the disposal of the balance-sheet profit

After the allocation of € 25,000,000.00 to other profit reserves, a balance-sheet profit of € 29,727,346.76 remains.

We recommend to the Annual General Meeting to be held on 22nd June 2005 that it should elect to dispose of the sum as follows:

Proposal for the disposal of the balance-sheet profit	€
Dividends € 1.30 for 10,531,024 ordinary shares	13,690,331.20
Allocation to other profit reserves	15,500,000.00
Carried forward to the new account	537,015.56

Neutraubling, March 2005
KRONES AG

The Executive Board:

Volker Kronseder
(Chairman)

Hans-Jürgen Thaus
(Deputy Chairman)

Rainulf Diepold

Werner Frischholz

Christoph Klenk

Auditor's report

We have inspected the year-end accounts and accounting records of KRONES AG, the GROUP year-end accounts prepared by KRONES AG – consisting of the balance-sheet, profit-and-loss account, statement of sources and application of funds, segment reporting, capital stock account and appendix – and its report on the company and GROUP situation for the trading year from 1st January to 31st December 2004. According to German commerical law, the preparation of these documents is the responsibility of the company's Executive Board. Our task is to issue, on the basis of the results of our inspection, an assessment of the year-end accounts and accounting records, the GROUP year-end accounts prepared by KRONES AG, and its report on the company's and the GROUP's situation.

We conducted our audit of the year-end and GROUP year-end accounts according to the rules for correctly auditing year-end accounts laid down by the Institute of German Auditors (IDW), as stipulated by § 317 HGB. These rules state that the audit must be planned and executed so as to safely identify any errors and infringements which significantly impair the accuracy of the picture of the company's assets, finances, profits and flow of funds presented – in compliance with the principles of proper accounting practice – by the company and GROUP year-end accounts, and by the report on the situation of the company and the GROUP. When we define the audit procedure, we take into consideration the information we have about the company's business activities, its commercial and legal environment, and any expected sources of error. The audit incorporates an assessment of the effectiveness of internal accounting verification systems, and inspects proofs for the entries in accounting records, the company and GROUP year-end accounts, and the report on the situation of the company and the GROUP. This assessment is performed mainly by means of random sampling. The audit also assesses the accounting and consolidation principles used and the principle opinions of the legal representatives, as well as providing an appreciation of the overall picture presented in the company and GROUP year-end accounts and the report on the situation of the company and the GROUP. We consider our audit to provide a sufficiently sound foundation for our assessment.

Our audit did not reveal any grounds for objection.

In our opinion, the company and GROUP year-end accounts present a true and realistic picture of the assets, finances, profits and flow of funds of the company and GROUP in compliance with the principles of proper accounting practice. The report on the situation of the company and the GROUP provides an accurate overall representation of this situation, and appropriately depicts the risks affecting future progress.

Regensburg, 31st March 2005

Bayerische Treuhandgesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Graf von Lerchenfeld
Auditor

Rupprecht
Auditor



The Asian states in particular are recording tremendous rates of growth when it comes to packaged beverage consumption, with the pole position being taken by China, a land which is currently economically up-and-coming. When measured against the population figure, an annual consumption of 66.3 billion litres is still low. This level is, however, increasing by 9.4 % per year. Water has an annual growth of 18 %, milk 12 % and fruit juice a whopping 60 %.

A need for global commitment

With more than forty subsidiaries and representative offices, we are practically right on our customers' doorstep, regardless of where they are in the world. We place just as much importance on providing consultations in a regional market environment as we do on being able to quickly deliver spare parts and other services. In doing so, our open-minded attitude allows us to be individually responsive to any cultural particularities.

KRONES worldwide

Germany

KRONES AG
Böhmerwaldstraße 5
D-93073 Neutraubling
E-mail: info@krones.com

KRONES AG
Werk Nittenau
Heideweg 36
D-93149 Nittenau

KRONES AG
Werk Flensburg
Schäferweg 9
D-24921 Flensburg

KRONES AG
Werk Rosenheim
Äußere Münchener Straße 104
D-83026 Rosenheim

STEINECKER GMBH
Raiffeisenstraße 30
D-85356 Freising
E-mail: info@steinecker.com

SYSKRON GMBH
Böhmerwaldstraße 5
D-93073 Neutraubling
E-mail: info@syskron.com

ECOMAC
GEBRAUCHTMASCHINEN GMBH
Berliner Straße 31
D-93073 Neutraubling
E-mail: sales@ecomac.de

NEUSPED NEUTRAUBLINGER
SPEDITIONS-GMBH
Böhmerwaldstraße 5
D-93073 Neutraubling

KIC KRONES INTERNATIONALE
COOPERATIONS-GESELLSCHAFT
MBH
Böhmerwaldstraße 5
D-93073 Neutraubling
E-mail: kic@krones.com

Europe

Austria

KRONES AG
Vienna Sales Office
Einsiedelei-Gasse 10
A-1130 Wien

KOSME GES. MBH
Gewerbestraße 3
A-2601 Sollenau
E-mail:
kosme@kosme-austria.com

Belgium

S.A. KRONES N.V.
Parc Scientifique Einstein
Rue du Bosquet, n° 17
B-1348 Louvain-La-Neuve – Sud
E-mail: krones@krones.be

Bulgaria

KRONES Representative Office
Drujba 2
bul. Momina tscheschma Nr. 10
BG-1582 Sofia
E-mail: repr_krones@einet.bg

Czech Republic

KRONES S.R.O.
Nádrazní 86
CZ-150 54 Praha 5
E-mail: krones@krones.cz

Denmark

KRONES NORDIC APS
Søndre Ringvej 55
DK-2605 Brøndby
E-mail: krones@krones.dk

MICROFILTRATION
TECHNOLOGY A/S
Søndre Ringvej 55
DK-2605 Brøndby

SANDER HANSEN A/S
Søndre Ringvej 55
DK-2605 Brøndby
E-mail: sander.hansen@sander-hansen.com

France

KRONES SARL
12, rue Lavoisier
F-94437 Chennevières-sur-Marne Cedex
E-mail: krones@krones.fr

Italy

KRONES S.R.L.
Via L. Bacchini delle Palme, 2
I-37016 Garda (VR)
E-mail: info@krones.it

KOSME S.R.L.
Via dell'Artigianato 5
I-46048 Roverbella (MN)
E-mail: kosme@kosme.it

KEBER S.R.L.
Via dell'Artigianato 19
I-46048 Roverbella (MN)
E-mail: keber@keber.it

COSTEC S.R.L.
Via Barchetto 38
I-46048 Roverbella (MN)
E-mail: info@costec.it

KAMA S.R.L.
Via d.d. Bertoldi 91
I-46045 Marmiroco (MN)
E-mail: info@kama.it

Netherlands

KRONES NEDERLAND B.V.
Koninginneweg 1F
NL-2771 DN Boskoop
E-mail: sales@krones.nl

Poland

KRONES SPÓLKA Z O.O.
ul. Poleczki 21
PL-02-822 Warszawa
E-mail: biuro@krones.pl

Portugal

KRONES PORTUGAL
EQUIPAMENTOS INDUSTRIAIS, LDA.
Rua Guerra Junqueiro, n°6 E–F
Queluz de Baixo
P-2745 Barcarena
E-mail: geral@kronespt.pt

Romania

KRONES ROMANIA PROD. S.R.L.
Central Business Park
Corp B, etajul 1
Calea Serban Voda nr. 133, sector 4
RO-70517 Bucuresti
E-mail: kronesro@pcnet.ro

Russia

KRONES O.O.O.
Krasnopresnenskaja nab., 12
Hotel »Meshdunarodnaja-II«
Office 1620
R-123610 Moscow
E-mail: krones@wtt.ru

Spain

KRONES IBERICA, S.A.
Provenza 30
E-08029 Barcelona
E-mail: commercial@krones.es

Switzerland

KRONES AG
Kapellenweg 5
CH-5632 Buttwil
E-mail: info@krones.ch

Turkey

KRONES Representative Office
Türkiye
Ali Riza Gurcan Cad.
Metropol Center A Blok
No. 32 Kat 13/51
TR-34010 Merter/Istanbul
E-mail: krones@superonline.com

Ukraine

KRONES Representative Office
Schelkovitschaja Str. 7-A
Office 60
UA-01021 Kiev
E-mail: office@krones.kiev.ua

United Kingdom

KRONES UK LTD.
Westregen House
Great Bank Road
Wingates Industrial Park
Westhoughton
GB-Bolton BL5 3XB
E-mail: sales@krones.co.uk

KOSME UK LTD.
Imax Spaces Business Centre
Shobnall Road
GB Burton on Trent DE142AU

Overseas

Argentina
KRONES SURLATINA, S.A.
Riobamba 588, Piso 1°
1025-Buenos Aires
E-mail: rentase@krones.com.ar

Brazil
KRONES DO BRASIL LTDA.
Av. Presidente Juscelino, 1140
(Piraporinha)
09950-370 Diadema, São Paulo
E-mail: vendas@krones.com.br

KRONES S.A.
Av. Presidente Juscelino, 1140
(Piraporinha)
09950-370 Diadema, São Paulo
E-mail: vendas@krones.com.br

Canada
KRONES MACHINERY CO. LTD.
28 Regan Road
Brampton, Ont. L7A 1A7
E-mail: lindah@krones.ca

Columbia
KRONES ANDINA LTDA.
Av. Calle 81 No. 62–70
Bodega No. 30
Apartado Aéreo 33 00 29
Santafé de Bogotá, D.C.
E-mail:
krones-andina@krones.com. co

P.R. China
KRONES MACHINERY CO. LTD.
Room 1803, Jingtai Building
24 Jian Guo Men Wai Street
Chao Yang District
Beijing, 100022, PR China
E-mail: info@kronescn.com

KRONES MACHINERY
(TAICANG) CO. LTD.
No. 9, Ningbo East Road
24 Taicang, Jiangsu, PR China
P.C.: 215400

KRONES AG (BEIJING)
REPRESENTATIVE OFFICE
Room 1803, Jingtai Building
24 Jian Guo Men Wai Street
Chao Yang District
Beijing, 100022, PR China

KRONES (Shanghai)
KRONES REPRESENTATIVE OFFICE
No. 03/13F, New Town Center
83 Loushanguan Road
Shanghai, 200336
E-mail: kronessh@sh163.net

KRONES ASIA LTD.
Unit 1311 New East Ocean Centre
9 Science Museum Road
Tsimshatsui East
Kowloon
Hongkong/SAR
E-mail: info@krones.com.hk

India
KRONES INDIA PRT. LTD.
Unit No. 204, Money Centre
Koramangala, Hosur Road
Bangalore 560 095
E-mail: krones@vsul.com

Indonesia
KRONES INDONESIA
REPRESENTATIVE OFFICE
Wisma Soewarna
(Unit 35, 3rd Floor)
Taman Niaga Soewarne
Soekarna Hatta Airport
Tangerang-19110
E-mail: nendrawn@com.net.id

Japan
KRONES JAPAN CO., LTD.
Gibraltar Seimei
15–7, Nishi-Gotanda 2-Chome
Shinagawa-ku Tokyo 141-0031
E-mail: sales@krones.co.jp

Kazakhstan
KRONES REPRÄSENTANZ
Aljfarabi 65
480090 Almaty
E-mail: krones@nursat.kz

Mexico
KRONES MEX. S.A. DE C.V.
Av. Horacio No. 828
Col. Polanco
11550 Mexico, D.F.
Deleg. Miguel Hidalgo
E-mail: ventas@krones.com.mx

South Africa
KRONES
SOUTHERN AFRICA (PTY) LTD.
A.P.D. Industrial Park
Unit 35, Elsecar Road
Kya Sand, Randburg
Private Bag x42, Bryanston 2021
E-mail: mail@krones.co.za

South Korea
KRONES KOREA LTD.
6 Fl. Seoil Bldg. 222
Jamsil-Dong, Songpa-gu
Seoul, 138–220
E-mail: yrhong@kroneskorea.co.kr

Thailand
KRONES (THAILAND)
COMPANY LTD.
947/161 Bangna Complex
Moo 12 Bangna Trad Km 3
Bangna Trad Road
Bangkok, 10260
E-mail: sales@kronesthailand.com

BEVERAGE CONSULTING
AND ENGINEERING LTD.
Bangkok

USA
KRONES INC.
9600 South 58th Street
Franklin, Wis. 53132-6241
E-mail: salesusa@kronesusa.com

Venezuela
MAQUINARIAS
KRONES DE VENEZUELA, S.A.
Centro Empresarial
Torre Humboldt
Piso 3, Oficinas 08–09
Urb. Parque Humboldt
Prados del Este
Caracas 1080
E-mail: krones@cantv.net

Commercial glossary

Affiliated companies	Refer to subsidiaries.
Capital flow statement	Development of liquid assets/flow of funds under consideration of the source of funds and their employment within the trading year.
Cash flow	Net income plus depreciation from intangible and tangible assets.
Corporate governance	The responsible company leadership and monitoring method which is aimed at long-term value creation.
Current assets	Asset items are aimed at serving business activities on a short term basis.
DAX	The German share index. The assessment is based on the evaluated prices of 30 representative stocks among the highest quality German shares.
Debt capital	Joint term for the provisions, accounts payable and deferred expenses listed under liabilities.
Dow-Jones Index	Share index of the 30 most important American stock exchange values.
EBITDA	Earnings before interest, taxes, depreciation and amortisation.
EBIT	Earnings before interest and taxes.
EBT	Earnings before taxes.
EGG	Profit from normal business activity
EURO-STOXX 50	The index comprising the 50 most important companies from the EU states (the so-called blue chips). Evaluation is based on market capitalisation, stock exchange trading and branch membership.
Fixed assets	Asset items for serving business activities on a permanent basis.
Free float	Part of the widely-spread share capital.
IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. Standards issued by the International Accounting Standards Board (IASB) which can be applied internationally for external corporate reporting. The aim ofthese standards is to harmonise accounting methods on a global level.

Latent taxes	Time-limited differences between the calculated taxes and the results listed on the trade balance and tax statements with the aim of listing the tax expenditure in relation to the result which complies with commercial law.
MDAX	The Mid-cap DAX comprises the 50 largest companies in Germany based on market turnover and capitalisation.
Market capitalisation	Market price of a company quoted on the stock exchange. It is calculated using the share price multiplied by the total number of shares.
NASDAQ	The National Association of Securities Dealers Automated Quotations is an electronic trading system operated by the NASD. Young, dynamic companies established in the growth industries are traded on the NASDAQ .
NEMAX 50	The New Market Index contains the 50 largest share values on the new market (has since been superseded by the TECDAX).
Net liquid assets	Liquid funds and securities of the current assets minus bank liabilities.
NIKKEI	Japanese share index. The criterion is the degree of market capitalisation.
Prepaid expenses and accrued income	Payments in the term of the report whose results have an effect in a period after the balance-sheet date.
Return on investment	The ratio between net income and shareholders' equity.
ROCE	The ratio between the EBIT and the average net capital tied up (balance-sheet total minus interest-free liabilities and other provisions).
ROI	Ratio of profit before tax to the average total capital (return on investment).
Shareholder's equity	Funds made available to the company by the proprietors through contribution and/or investment or retained profits.
Subsidiaries	All companies which are controlled either directly or indirectly by a parent company due to a majority share and/or a uniform leadership.
Total capital yield	The ratio of profit before tax and interest for debt capital to the average total capital.
XETRA trading system	Electronic stock market trading system.

Technical glossary

Aseptic (or cold aseptic) beverage filling	The germ-free filling of beverages at ambient temperature.
Aseptic flash pasteurisation	Flash pasteurisation followed by aseptic filling.
Brewhouse	Brewery production area where wort is made from the raw materials – malt, hops and water.
Cavity	Blow mould for the stretch blow-moulding machine.
Clean room	A room isolated from its surroundings to reduce the number of germs in the air. The degree of germ reduction depends on the class of clean room used.
Closing torque	The torque with which the screw cap is applied to the bottle.
Converter	Manufacturer of PET bottles, without an own product bottling plant.
CSD	Carbonated Soft drinks
ESL milk	Milk with an extended shelf life.
False bottom gap	A sieve in the lauter tun whose gap angle influences the flowing behaviour of the beer wort.
Filtration	During filtration, the cloudy constituents of beer (proteins, hop resins, yeast cells) are removed.
Flash pasteurisation	Pasteurisation of products to increase their shelf life.
Hygienic design	Hygienically optimised and easily cleaned machine or line component design.
Inspector	Machine which inspects bottles or other containers for damage and contamination.
Inspection unit	Assembly in the inspector which inspects a certain area of the bottle, e.g., the neck finish, side wall or base.
Internal boiler	Heat exchanger in the wort pan.
Lautering process	For separating the wort from the grains.

Lauter tun	Container for separating the liquid and solids during filtration.
Linear machines	Containers such as bottles or cans are conveyed straight through this machine type in order to be inspected or labelled, for example.
Low-pressure boiling	Boiling with a low amount of excess pressure to raise the boiling temperature.
Mash	Mixture of ground malt and water.
Mill	In the mill, ground malt is mixed in water.
Mould construction	The manufacture of blow moulds which are used in stretch blow-moulding machines for the production of PET bottles.
Non-beverage products	Products from the non-beverage sector.
Non-beverage sector	For KRONES AG, the non-beverage sector is mainly the food, pharmaceutical and cosmetic industry.
PE/PU	Pasteurisation units
Raking machine	Rotary cutting unit in the lauter tun which loosens the grain bed.
Sealing head	Assembly in the closer which applies the screw cap to the bottle.
Sensors	Measuring technology for recording and transmitting information from the production process.
Small cavity	Blow mould for the manufacture of PET bottles up to 0.75 l.
Teleservice	Remote maintenance of machines and lines via modem/telephone line.
Weighing filler	Filling system in which the amount of filling product in each container is measured using weighing cells.
Whirlpool	The liquid and solids are separated in the whirlpool.
Wort boiling	The wort is boiled with the addition of hops. This is performed in the wort pan.
Wort pan	Wort boiling with the addition of hops.

Impressum

Published by	KRONES AG Böhmerwaldstraße 5 93073 Neutraubling
Design	Büro Benseler
Text	Peter Hellmund KRONES AG
Photography	Gerd Grimm KRONES AG
Printer	Mediahaus Biering GmbH
Litho	kaltnermedia GmbH
Print-run	4,000 in German 3,000 in English

Financial diary

…nd June 2005	Annual general meeting of shareholders
August 2005	Interim report as of 30th June
November 2005	Interim report as of 30th September
April 2006	Balance sheet press conference

For exact details, please visit our website.

Contact

KRONES AG
Investor Relations
Hermann Graf Castell
Böhmerwaldstraße 5
93073 Neutraubling
Germany

Phone 00 49(0)94 01-70 32 58
Fax 00 49(0)94 01-70 34 96
Email investor-relations@krones.de
Internet www.krones.com

The Annual Report is also available in German. A copy will be posted on request. You can also find it on our website under the heading »Investor Relations«.



KRONES AG – File No. 82-3821

KRONES

		First half 2005	First half 2004	Change
Sales	in € m	820.6	770.4	6.5 %
Earnings after taxes	in € m	36.5	35.5	2.8 %
New orders, cumulative				
including lifecycle service	in € m	837.9	784.9	6.8 %
Orders on hand as of 30th June				
including lifecycle service	in € m	666.3	629.2	5.9 %
Capital expenditures	in € m	29.2	13.5	116.3 %
Employees as of 30th June				
Worldwide		8,955	8,724	2.6 %
Germany		7,332	7,214	1.6 %
Earnings per share *	€	3.47	3.37	2.8 %
[illegible]	Mio. €	53.3	59.5	-10.4 %
Cash flow	Mio. €	59.3	56.3	5.3 %

* Diluted and basic

Dear shareholders and friends of KRONES,

The KRONES GROUP achieved continued growth in the first half of 2005 as planned. New orders were up 6.8 % on the same period of the previous year, to € 837.9 m. Sales revenues were also up 6.5 %, to € 820.6 m, and orders on hand at 30th June totalled € 666.3 m, for a 5.9 % increase on the previous year's figure. We expect additional momentum to come in September when drinktec, the world's premiere trade fair for the beverage industry, takes place in Munich. drinktec is held only once every four years.

Group earnings after taxes in the first six months of the year totalled € 36.5 m, outperforming the previous year by 2.8%. Results from ordinary business activities were down 9.8 % to € 53.5 m due to continued heavy price pressures and losses from a large-scale order in process technology. On the other hand, we achieved an 8.0 % return on sales in our core area, systems engineering, with earnings before taxes of € 55.9 m.

By restructuring our process technology segment and integrating the companies formerly operating as STEINECKER GMBH and SYSKRON GMBH into KRONES AG, we are laying the groundwork for more streamlined, more efficient processes and for minimising risk. The plant agreement we reached with our employees did not yield the earnings results we had hoped for in the first months. However, we are confident that this will improve once the launch stage is complete.

Although we have not fully achieved all of our goals, the current figures confirm that our strategy is the right one and that we should continue to implement it systematically. As we have done for the past several years, we will make 2005 another successful year for our shareholders. And the name KRONES will continue to stand for success.

Volker Kronseder
Chairman of the Executive Board

Hans-Jürgen Thaus
Deputy Chairman of the Executive Board

Global economy continues to grow

The global economy is still growing strong. According to forecasts made by leading economic research institutions since the end of the second quarter, the global economy will grow by four percent in 2005, at a pace only slightly slower than 2004. Once again, the US and China will drive this growth. The picture for the euro area countries also remained unchanged, with growth unlikely to exceed 1.3% due to a continued lack of domestic demand. According to forecasts, German economic growth will remain well below one percent of GDP.

Although the business climate in Germany improved somewhat at the end of the second quarter, most of the economy's momentum is still coming from exports. And Germany's machinery and industrial equipment manufacturers, which are heavily oriented toward international business, felt a slight decline in foreign orders for the first time in two years. On the whole, improved business sentiment due to the euro's weakening against the dollar and the upcoming general elections this fall do not yet indicate an economic upswing.

Business conditions and expectations for manufacturing in Germany


40
30
20
10
0
-10
-20
-30
-40
2000
2001
2002
2003
2004
2005
Assessment of business conditions
Business expectations

Source: ifo Institute for Economic Research

KRONES maintains course for growth

Continued heavy price pressures and consolidation among some of our competitors curbed profits.

In the first six months of the fiscal year, we achieved the targets we had set in terms of new orders and sales, with new orders up 6.8 % and sales up 6.5 %. However, at 2.8 %, the increase in earnings did not meet our expectations. The reason for this lies in losses from a large-scale order in our process technology segment as well as continued heavy price pressures caused by new consolidation among customers and competitors, which has a negative impact on profit margins.

In order to continue to be successful despite the cooling global economy, higher steel prices, and heavy price pressures, we reached an agreement with KRONES GROUP employees at the start of the year under which our employees agree to work longer, more flexible hours to allow us to produce less expensively. Targeted insourcing measures and increased in-house production volume have not yet yielded the earnings results expected for the first half of 2005.

We expect to achieve greater efficiency through the integration of our subsidiaries STEINECKER and SYSKRON into KRONES AG. This step was made official when the annual shareholders' meeting gave its approval, effective retroactively to 1st January 2005. This move is in response to rising customer demands for integrated solutions, consistent production processes, and centralised project management. Our Freising site will continue to operate, although STEINECKER and SYSKRON employees will become KRONES AG employees.

The companies' integration will create centralised management for sales, project management, and customer service. In future, we will also conduct research and development under a single »roof«. We expect this unified presence to also yield more streamlined business processes, optimised production processes, greater flexibility in our production capacities, and considerable cost savings, all of which will help us further improve our competitiveness.

KRONES GROUP sales and earnings as of 30th June, in € m


2001
25.1
578.4
2002
32.2
669.9
2003
34.4
717.5
2004
35.5
770.4
2005
36.5
820.6
Earnings (HGB)
Sales (HGB)
Earnings (IAS/IFRS)
Sales (IAS/IFRS)

While sales were up sharply by more than € 50 m in the first half of 2005, profits growth was less than proportionate.

Sales up 6.5 percent

Under IAS/IFRS, KRONES GROUP sales in the first half of 2005 were up 6.5 % on the same period of the previous year, to € 820.6 m (H1 2004: € 770.4 m). At € 416.1 m, sales revenues for the second quarter exceeded the comparative value for the previous year (€ 387.0 m) by 7.5 % and were also considerably higher than the first quarter's € 404.5 m.

At € 820.6 m, sales in the first half outpaced the year-earlier period by 6.5 %.

KRONES GROUP sales as of 30th June, in € m


2001
578.4
2002
669.9
2003
717.5
2004
770.4
2005
820.6
HGB
IAS/IFRS

»Systems engineering« – our strongest segment, accounting for around 85% of total sales – increased first-half sales by 1.9 % over the same period of the previous year, to € 694.7 m. Return on sales before taxes was 8.0 %.

Our »process technology« segment generated sales of € 93.1 m. With the partial completion of a large-scale order, this makes for a 74.7 % increase over the first half of 2004 (€ 53.3 m). However, the return on sales before taxes fell to –3.2 % due to losses from the same order. Our »KOSME« segment generated sales of € 32.8 m, underperforming the previous year (€ 35.6 m) by 7.9 %, with a 1.8 % return on sales before taxes.

KRONES GROUP sales, by segment


KOSME
4.0 % (€ 32.8 m)
Process technology
11.3 % (€ 93.1 m)
Systems engineering
84.7 % (€ 694.7 m)
KOSME
4.6 % (€ 35.6 m)
Process technology
6.9 % (€ 53.3 m)
Systems engineering
88.5 % (€ 681.5 m)

Sales as of 30th June 2005: € 820.6 m

Sales as of 30th June 2004: € 770.4 m

New orders up 6.8 percent

New orders in the first half totalled € 837.9 m, outpacing the first six months of the previous year (€ 784.9 m) by 6.8 %.

KRONES GROUP orders received as of 30th June, in € m


2001
546.7
2002
606.4
2003
663.9
2004
784.9
2005
837.9
HGB
IAS/IFRS

Orders on hand up 5.9 percent

Orders on hand for the KRONES GROUP amounted to € 666.3 m, as of the reporting date of 30th June 2005, 5.9 % above the 30th June 2004 figure (€ 629.2 m). This corresponds to a capacity utilisation of around five and a half months.

KRONES GROUP orders on hand as of 30th June, in € m

KRONES GROUP maintains strong orders backlog.


2001
503.3
2002
566.3
2003
560.3
2004
629.2
2005
666.3
HGB
IAS/IFRS

Profits up 2.8 percent

Earnings after taxes amounted to € 36.5 m for the first six months of the year, up 2.8 % from the first half of the previous year (€ 35.5 m) under IAS/IFRS.

KRONES GROUP earnings after taxes as of 30th June, in € m


2001
25.1
2002
32.2
2003
34.4
2004
35.5
2005
36.5
HGB
IAS/IFRS

Losses from a large-scale order in the process technology segment and increasing price pressures precluded a more-than-proportionate improvement in earnings. Thus, the result from ordinary business activities was down 9.8 % against the previous year (€ 59.3 m), to € 53.5 m.

Assets, financial position, and results of operations

At the reporting date, the KRONES GROUP's total assets amounted to € 1,177.9 m (31st December 2004: € 1,154.7 m), with current assets (including prepaid expenses) amounting to € 792.3 m (31st December 2004: € 796.8 m).

KRONES GROUP balance sheet structure, in € m

	30th June	31st December
Assets		
Property plant and equipment, intangible assets, and financial assets	341.7	335.9
Other non-current assets	43.9	22.0
Inventories	354.3	322.8
Receivables, other current assets, prepaid expenses and accrued income	433.7	398.9
Cash and cash equivalents	4.3	75.1
Shareholders' equity and liabilities		
Shareholders' equity	560.6	545.9
Provisions	318.9	295.7
Other non-current liabilities	33.4	28.3
Financial liabilities	7.6	1.2
Other current liabilities, deferred income	257.4	283.6
Balance sheet total	1,177.9	1,154.7

In terms of the source of funds, we maintained a favourable ratio of debt to equity. The equity ratio rose to 47.6% (31st December 2004: 47.3%), which indicates a very sound financial structure. At € 318.9 m, provisions were up 7.8% from the previous year's level (31st December 2004: € 295.7 m). Other current liabilities within the group declined 9.2% to € 257.4 m (31st December 2004: € 283.6 m), which corresponds to 21.9% of total shareholders' equity and liabilities. Liabilities to banks amount to € 7.6 m.

Capital expenditures

Of the capital expenditures for 2005 and 2006 that have been approved as part of our pact for the future, which total around € 127 m, we have already spent € 29.2 m on measures aimed at streamlining processes and increasing productivity in the first half of 2005. In the same period of 2004, we spent € 13.5 m on such measures.

KRONES GROUP capital expenditures as of 30th June, in € m


2001
32.0
2002
25.7
2003
24.3
2004
13.5
2005
29.2

KRONES GROUP employees as of 30th June


2001
8,146
2002
8,387
2003
8,680
2004
8,724
2005
8,955

Employees

As of 30th June 2005, the KRONES GROUP employed 8,955 people worldwide (31st December 2004: 8,897). The increase in employees in the first half of the year resulted from the expansion of the new »process technology« segment and the launch of spare parts production in China.

KRONES share passes the € 100 mark

The KRONES share passes the € 100 mark for the first time.

The first half of 2005 has been surprisingly favourable for the KRONES share. The major stock market indexes have made considerable gains. The German stock market was among those giving investors substantial gains, with the MDAX rising 17.6 %. The KRONES share, which trades on the MDAX, closed at € 100.00 on 30th June after having climbed as high as € 103.99 during trading. This represents an increase of around 21 % from the € 85.99 with which the share started the year.

KRONES share


€ 100.42
€ 82.65
€ 102.5
€ 100.0
€ 97.5
€ 95.0
€ 92.5
€ 90.0
€ 87.5
€ 85.0
€ 82.5
€ 82.0
January 2005
February 2005
March 2005
April 2005
May 2005
June 2005
KRONES share
MDAX

The KRONES share from 2000 to 2005


€ 100.42
€ 32.50
225.0%
200.0%
175.0%
150.0%
125.0%
100.0%
75.0%
50.0%
25.0%
0.0%
-25.0%
-50.0%
2001
2002
2003
2004
2005
KRONES share
MDAX

Outlook

Our first-half figures have reinforced our desire to grow. As part of our strategic planning, we are anticipating a five to ten percent increase in sales for the year. We are aiming to further increase profits. At the moment, it is impossible to predict how the market will react if our competitors push their way in, sometimes with extreme price cuts. However, given current trends, we believe we are well positioned.

We are looking to the second half of the year with reserved optimism as we see ourselves facing even more intense competition. Nevertheless, we believe that we will be able to maintain the positive trend in our operating results as set by our interim results. Several things suggest that this will be the case, including the roughly six percent increase in orders on hand as well as the more efficient processes that will result from the integration of our former subsidiaries. The plant agreement made at the start of this year and the anticipated improvements in our cost structures will also lend strength to this development.

And finally, drinktec, the world's largest trade fair for the beverage industry, takes place this fall in Munich and the entire industry is expecting it to bring new momentum and good sales.



KRONES GROUP consolidated interim financial statements

KRONES GROUP consolidated balance sheet
as of 30th June 2005 IAS/IFRS

Assets	30 June 05	31 Dec 04
	in € m	in € m
Intangible assets	47.8	43.7
Property, plant, and equipment	269.7	267.3
Non-current financial assets	24.2	24.9
Other non-current assets	43.9	22.0
Non-current assets	**385.6**	**357.9**
Inventories	354.3	322.8
Trade receivables	380.0	329.7
Receivables from affiliated companies	19.8	6.2
Other current assets	29.1	56.7
Cash and cash equivalents	4.3	75.1
Current assets	**787.5**	**790.5**
Prepaid expenses and accrued income	**4.8**	**6.3**
Total assets	**1,177.9**	**1,154.7**

Liabilities and shareholders' equity	30 June 05	31 Dec 04
	€ m	€ m
Shareholders' equity	**560.6**	**545.9**
Provisions for pensions	61.0	59.8
Other non-current liabilities	33.4	28.3
Non-current liabilities	**94.4**	**88.1**
Provisions	116.1	121.9
Liabilities to banks	7.6	1.2
Trade payables	76.9	114.6
Liabilities to affiliated companies	3.1	1.6
Provisions for contingencies	141.8	114.0
Other liabilities	175.9	166.1
Current liabilities	**521.4**	**519.4**
Deferred income	**1.5**	**1.3**
Total liabilities and shareholders' equity	**1,177.9**	**1,154.7**

KRONES GROUP consolidated income statement as of 30th June 2005 IAS/IFRS

	2005	2004	Change
	1 Jan - 30 June	1 Jan - 30 June	
	€ m	€ m	%
Sales revenues	**820.6**	**770.4**	**6.5%**
Changes in inventories of finished goods and work in progress	-2.4	-2.6	
Total operating revenue	**818.2**	**767.8**	**6.6%**
Raw materials and consumables used	-393.9	-364.7	8.0%
Gross profit	**424.3**	**403.1**	**5.3%**
Personnel expenses	-263.7	-244.6	7.8%
Other operating income/expenses and capitalised research and development expense	-84.5	-78.2	8.1%
Depreciation and amortisation of non-current assets	-22.8	-20.8	9.6%
Financial income/expense	0.2	-0.2	
Results from ordinary business activities	**53.5**	**59.3**	**-9.8%**
Taxes on income	-17.0	-23.8	-28.6%
Earnings after taxes	**36.5**	**35.5**	**2.8%**

	2005	2004	Change
	2nd Quarter	2nd Quarter	
	€ m	€ m	%
Sales revenues	**416.1**	**387.0**	**7.5%**
Changes in inventories of finished goods and work in progress	-11.6	-6.2	
Total operating revenue	**404.5**	**380.8**	**6.2%**
Raw materials and consumables used	-192.9	-180.3	7.0%
Gross profit	**211.6**	**200.5**	**5.5%**
Personnel expenses	-134.9	-121.2	11.3%
Other operating income/expenses and capitalised research and development expense	-41.1	-35.6	15.4%
Depreciation and amortisation of non-current assets	-11.4	-11.3	0.9%
Financial income/expense	0.0	-0.6	
Results from ordinary business activities	**24.2**	**31.8**	**-23.9%**
Taxes on income	-5.3	-12.8	-58.6%
Earnings after taxes	**18.9**	**19.0**	**-0.5%**

KRONES GROUP consolidated cash flow statement as of 30th June 2005 IAS/IFRS

	2005 6 months in € m	2004 6 months in € m
Net income or loss for the period	36.5	35.5
Depreciation and amortization of non-current assets	22.8	20.8
Increase in provisions	23.2	13.1
Other non-cash expenses and income	-0.1	-0.1
Net gain from the disposal of non-current assets	0.0	-0.3
Increase in inventories, trade receivables, and other assets not attributable to investing or financing activities	-88.2	-80.1
Decrease in trade payables and other liabilities not attributable to investing or financing activities	-21.1	-9.5
Cash flow from operating activities	**-26.9**	**-20.6**
Proceeds from the disposal of non-current assets	0.4	1.2
Cash payments to acquire property, plant, and equipment	-18.7	-10.8
Cash payments to acquire intangible assets	-10.5	-7.4
Cash payments to acquire consolidated companies and other business entities	-3.7	-1.5
Cash flow from investing activities	**-32.5**	**-18.5**
Cash payments to shareholders/minority shareholders	-13.7	-11.9
Increase of bonds and loans	6.4	-1.7
Cash flow from financing activities	**-7.3**	**-13.6**
Changes to cash and cash equivalents	-66.7	-52.7
Changes to cash and cash equivalents due to exchange rates, consolidation, and valuation	-4.1	1.4
Cash and cash equivalents at beginning of the period (1st January)	**75.1**	**56.0**
Cash and cash equivalents at end of the period (30th June)	**4.3**	**4.7**

Consolidated statement of changes in equity of the KRONES GROUP as of 30th June 2005 IAS/IFRS

	Parent company							
	Subscribed capital	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group profit carried forward	Current group profit	Equity
	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m
As of 1st January 2004	**26.9**	**103.7**	**289.8**	**0.0**	**4.1**	**70.6**	**0.0**	**495.1**
Dividend payments	–	–	–	–	–	-11.9	–	**-11.9**
Net income (first half 2004)	–	–	–	–	–	–	35.2	**35.2**
Allocations to retained earnings	–	–	14.0	–	–	-14.0	–	**0.0**
Currency differences	–	–	–	0.4	–	–	–	**0.4**
Changes in the consolidated group	–	–	–	–	–	–	–	**0.0**
Hedge accounting	–	–	–	–	-1,2	–	–	**-1.2**
As of 30th June 2004	**26.9**	**103.7**	**303.8**	**0.4**	**2.9**	**44.7**	**35.2**	**517.6**
Net income (second half 2004)	–	–	–	–	–	–	26.7	**26.7**
Allocations to retained earnings	–	–	25.0	–	–	-25.0	–	**0.0**
Currency differences	–	–	–	-2.9	–	–	–	**-2.9**
Changes in the consolidated group	–	–	-0.3	–	–	–	–	**-0.3**
Hedge Accounting	–	–	–	–	2,8	–	–	**2.8**
As of 31st Dezember 2004	**26.9**	**103.7**	**328.5**	**-2.5**	**5.7**	**19.7**	**61.9**	**543.9**
Carried forward to the new account	–	–	–	–	–	61.9	-61.9	**0.0**
Dividend payments	–	–	–	–	–	-13.7	–	**-13.7**
Net income (first half 2005)	–	–	–	–	–	–	36.7	**36.7**
Allocations to retained earnings	–	–	15.5	–	–	-15.5	–	**0.0**
Currency differences	–	–	–	5.7	–	–	–	**5.7**
Changes in the consolidated group	–	–	-3.5	–	–	–	–	**-3.5**
Hedge accounting	–	–	–	–	-10.1	–	–	**-10.1**
As of 30th June 2005	**26.9**	**103.7**	**340.5**	**3.2**	**-4.4**	**52.4**	**36.7**	**559.0**

Minority interests			Konzern-
Shares	Shares	Equity	equity
in	in		
capital	earnings		
in € m	in € m	in € m	in € m
0.4	**1.7**	**2.1**	**497.2**
–	–	**0.0**	**-11.9**
–	0.3	**0.3**	**35.5**
–	–	**0.0**	**0.0**
–	–	**0.0**	**0.4**
–	–	**0.0**	**0.0**
–	–	**0.0**	**-1.2**
0.4	**2.0**	**2.4**	**520.0**
–	0.1	**0.1**	**26.8**
–	–	**0.0**	**0.0**
–	–	**0.0**	**-2.9**
-0.6	0.1	**-0.5**	**-0.8**
–	–	**0.0**	**2.8**
-0.2	**2.2**	**2.0**	**545.9**
–	–	**0.0**	**0.0**
–	–	**0.0**	**-13.7**
–	-0.2	**-0.2**	**36.5**
–	–	**0.0**	**0.0**
–	–	**0.0**	**5.7**
0.2	-0.4	**-0.2**	**-3.7**
–	–	**0.0**	**-10.1**
0.0	**1.6**	**1.6**	**560.6**

Reconciliation of shareholders' equity	1 Jan 2004	30 June 2004	31 Dec 2004
	€ m	€ m	€ m
Equity under German Commercial Code (HGB)	**435.1**	**461.1**	**482.6**
Valuation of non-current assets	21.1	21.2	21.3
Deferred tax items	14.0	12.9	8.8
Capitalised research and development expense	13.9	19.3	28.9
Valuation of other assets	13.2	11.0	6.1
Market valuation of derivative financial instruments	4.1	2.9	5.7
Valuation of other provisions	3.3	3.3	3.2
Finance leases	1.9	2.0	2.2
Consolidation procedures	-0.4	-2.1	-2.3
Valuation of provisions for pensions	-10.0	-12.5	-11.2
Miscellaneous	1.0	0.9	0.6
Equity under IAS/IFRS	**497.2**	**520.0**	**545.9**

Reconciliation of net income	30 June 2004	31 Dec 2004
	€ m	€ m
Net Income under German Commercial Code (HGB)	**35.0**	**61.8**
Capitalised research and development expense	5.4	15.0
Finance leases	0.1	0.3
Valuation of non-current assets	0.1	0.2
Valuation of other assets	-2.3	-7.1
Deferred tax items	-0.5	-5.2
Valuation of provisions for pensions	-2.5	-1.2
Consolidation procedures	-0.3	-1.1
Valuation of other provisions	0.0	-0.1
Miscellaneous	0.5	-0.3
Net income under IAS/IFRS	**35.5**	**62.3**

KRONES GROUP segment reporting
January – June 2005 IAS/IFRS

	Process technology for beverage production/ process technology		Systems engineering for product filling and decoration		KOSME for the low output range		KRONES GROUP	
	2005	2004	2005	2004	2005	2004	2005	2004
	6 months	6 months	6 months	6 months	6 months	6 months	6 months	6 months
	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m
Sales revenues	93.1	53.3	694.7	681.5	32.8	35.6	820.6	770.4
Net income	−3.0	−0.9	55.9	57.1	0.6	3.1	53.5	59.3
Jahresüberschuss	−3.9	−1.3	40.1	35.2	0.3	1.6	36.5	35.5
Employees as of 30th June*	618	587	7,672	7,553	407	390	8,697	8,530
Return on sales	−3.2%	−1.7%	8.0%	8.4%	1.8%	8.7%	6.5%	7.7%

* Consolidated group





Notes to the financial statements of KRONES GROUP

Legal basis

The consolidated financial statements of KRONES AG (»KRONES GROUP«) for the reporting period ended 30th June 2005 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC), in accordance with IFRS 1 »First-time Adoption of International Financial Reporting Standards«. The Executive Board prepared the consolidated financial statements of KRONES AG as of 30th June 2005 on 27th July 2005.

KOSME GES.M.B.H., Sollenau, Austria, has made use of the option under § 245 of the Austrian Commercial Code to be exempted from the obligation to prepare consolidated financial statements in accordance with Austrian generally accepted accounting principles.

The following explanatory notes comprise disclosures and remarks that, pursuant to IFRS, must be included as notes to the consolidated financial statements in addition to the balance sheet, income statement, statement of changes in equity, and cash flow statement.

The »nature of expense« method has been used for the income statement. The group's reporting currency is the euro, and all amounts are in millions of euros.

Consolidated group

Besides KRONES AG, the consolidated financial statements as of 30th March 2005 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50 % of the voting rights.

The consolidated group contains five domestic and 18 foreign subsidiaries.

KRONES AG acquired the remaining 25 % of the shares in KOSME GES.M.B.H., Sollenau, Austria, in fiscal 2005 and now holds 100 % of the shares of this company. Moreover, KOSME S.R.L., Roverbella of Italy has also acquired a 35 % stake in COSTEC S.R.L., Roverbella of Italy and another 13 % stake in KEBER S.R.L. Roverbella of Italy.

The first-time consolidation of the new shares was effected at the time of acquisition.

Besides these companies, which are included in the consolidated financial statements, 24 direct and indirect subsidiaries with either no business activity or only a small business volume are not included in the consolidated financial statements. Their influence on the group's assets, financial position, and results of operations is of minor importance.

A complete presentation of investment holdings is filed with the Commercial Register of the Regensburg Local Court (HRB 2344).

Consolidation principles

The individual financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting and valuation methods and were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1st January 2004, capital consolidation is performed in accordance with IFRS 3 (»business combinations«), under which all business combinations must be accounted for according to the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1st January 2004 remains offset against reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation process.

Interim results from inter-company transactions are not eliminated because they are of minor importance for the portrayal of the group's assets, financial position, and results of operations.

Currency translation

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept [IAS 21] using a modified closing rate method. Because the subsidiaries operate independently in financial, economic, and organisational terms, the functional currency is always the relevant local currency for each subsidiary. Thus, in the consolidated financial statements, assets and liabilities are translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any currency translation differences resulting from these different rates in the balance sheet and income statement are recorded without effect on income. Exchange differences resulting from the translation of equity using historical exchange rates are also offset against retained earnings.

In the individual financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are valued at the closing rate and recognised as income or expense. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year that are the result of capital consolidation are offset against other retained earnings without impact on income.

The exchange rates of those currencies that have a material impact on the group's financial statements have moved against the euro as follows:

		Closing rate = € 1		Average rate = € 1	
		30 June 2005	31 Dec 2004	2005	2004
US dollar	USD	1.20	1.36	1.28	1.24
British pound	GBP	0.67	0.71	0.69	0.68
Swiss franc	CHF	1.55	1.54	1.55	1.54
Danish krone	DKK	7.45	7.44	7.44	7.44
Canadian dollar	CAD	1.48	1.66	1.59	1.62
Japanese yen	JPY	133.50	139.72	136.24	134.44
Brazilian real	BRL	2.83	3.62	3.29	3.64
Mexican peso	MXN	12.92	15.23	14.20	14.03

Accounting and valuation methods

The individual financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting and valuation methods in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of inventories and provisions, because their preparation requires some critical estimates and forecasts.

Intangible assets

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful life. The amortisation of intangible assets is carried out over a useful life of between three and five years.

Research and development expense

Development costs of the KRONES GROUP are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

Goodwill

Goodwill resulting from capital consolidation is capitalised and amortised on an unscheduled basis if the existence of an impairment loss is determined.

Property, plant, and equipment

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful life. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as acquisition or production costs. A revaluation of property, plant, and equipment pursuant to IAS 16 is not carried out.

Low-value non-current assets are written off in full in the year of acquisition and shown as a disposal the following year.

Systematic depreciation is based on the following useful lives, which are applied uniformly throughout the group:

	In years
Buildings	20 – 50
Technical equipment and machines	5 – 15
Fixtures, fittings, tools, and equipment	3 – 13

Leases

Leases in which the KRONES GROUP, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

Financial assets

Financial assets are accounted for at cost, less unscheduled write-downs.

Derivative financial instruments

The derivative financial instruments used within the KRONES GROUP are used to hedge against currency risks from operating activities. The financial instruments are measured at fair value as of the balance sheet date. Gains and losses from the measurement are recognised as income or expense in the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity without impact on income and subsequently recognised in the income statement when the hedged item is recognised in the income statement.

Inventories

Inventories are stated at the lower of cost or net realisable value.Cost of production includes costs directly related to production and an appropriate portion of fixed and variable production overheads. The portion of overheads is largely determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not recognised. For inventory risks arising from increased storage periods or reduced usability, valuation adjustments are made on the inventories.

Receivables and other assets

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Allowances are recognised to take account for all identifiable risks.

Construction contracts for specific customers

Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of completion as of the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are reported under trade receivables.

Deferred taxes

Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

Provisions for pensions

Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

Other provisions

Other provisions are recognised when the group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

Financial liabilities

Pursuant to IAS 39, financial liabilities are measured at cost on first-time recognition. Cost is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After the initial recognition, all financial liabilities and derivative financial instruments that represent liabilities are measured at amortised cost. Advance payments received from customers are recognised as liabilities.

Sales revenues

With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and payment can be expected.

Sales revenues are reported less reductions and cash discounts.



Financial Diary

November 2005	Interim Report as of 30th September
April 2006	Balance Sheet Press Conference

For exact details, please visit our website.

Contact

KRONES AG
Investor Relations
Hermann Graf Castell
Böhmerwaldstraße 5
93073 Neutraubling
Germany

Phone 00 49(0)94 01-70 32 58
Fax 00 49(0)94 01-70 34 96
E-mail investor-relations@krones.de
Internet www.krones.com

The Annual Report is also available in German. A copy will be posted on request. You can also find it on our website under the heading »Investor Relations«.



KRONES AG
Investor Relations
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

Phone +49(0)94 01-7032 58
Fax +49(0)94 01-703496
E-Mail investor-relations@krones.com
Internet www.krones.com